Dreyfus
BASIC S&P 500
Stock Index Fund

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC S&P 500 Stock Index Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Tom Durante, CFA.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, the rate of corporate earnings growth appears to have slowed dramatically and high energy prices threaten to erode the rate of economic growth. Though these factors may suggest the U.S. economy is moving toward a new phase of the business cycle, we believe the current economic cycle still favors higher-quality stocks, which currently offer favorable relative and absolute valuations.

Of course, the specific investments that may be right for you in today's economic and market environment depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific asset classes and investments that will satisfy your financial needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

How did Dreyfus BASIC S&P 500 Stock Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund produced a total return of 9.19%.[1] The Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the fund's benchmark, produced a 9.42% return for the same period.[2,3]

We attribute the fund's performance to a gradually improving U.S. economy, which benefited from stronger global growth, low interest rates and low inflation. The difference between the fund's return and the S&P 500 Index's return was primarily the result of transaction costs and other operating expenses that are not reflected by the S&P 500 Index.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 500 Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

However, it is important to note that the S&P 500 Index is not composed of the 500 largest companies; rather, it is designed to reflect the industries of the U.S. economy. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of stocks.

As an index fund, the fund uses a passive management approach; all investment decisions are made based on the composition of the S&P 500 Index. The fund does not attempt to manage market volatility.

What other factors influenced the fund's performance?

When the reporting period began, the U.S. economy already had begun to show signs of strengthening in an environment characterized by low inflation and low interest rates. Many U.S. companies took advantage of the low interest-rate environment to strengthen their balance sheets by refinancing their outstanding debt at lower rates. At the same time, reductions in personal and corporate income tax rates provided support for consumer and business spending. Stronger global economic activity, especially in China and India, helped further boost U.S. business conditions, especially for exporters.

Offsetting these favorable influences were a number of forces that weighed heavily on investor sentiment, including surging oil prices, moves by the Federal Reserve Board toward higher interest rates, the presidential election and the insurgency in Iraq. As a result, investors became more concerned about the sustainability of the economic recovery, and they focused primarily on value-oriented stocks that they believed were likely to produce competitive results even if the economy weakened.

In this environment, the market's best returns of the reporting period stemmed from the energy sector, where the major integrated oil companies benefited from record oil prices. The fund received particularly strong results from oil refineries, which achieved greater pricing power as a result of limited refining capacity and rising global demand. Large banks and financial services companies also fared well as the improving economy supported higher loan origination volumes, fewer defaults and greater securities trading and investment banking activity.

In the industrials group, a number of companies attempted to meet rising global demand by building new factories in the United States and abroad. Demand from China and other emerging markets for the commodities and services used in creating a larger industrial infrastructure particularly benefited U.S. industrial parts manufacturers, construction companies, mining businesses, chemical producers and electrical equipment manufacturers. Defense stocks also performed well during the reporting period, mainly due to the war in Iraq, and many electric utilities boosted earnings by refinancing their debt at lower interest rates.

On the other hand, semiconductor stocks represented the single largest detractor from the S&P 500 Index's performance over the reporting period. Unexpectedly low customer demand led to higher inventories of unsold goods and higher expenses, which eroded profit margins. Large pharmaceutical stocks also lagged market averages, primarily due to investors' concerns regarding competition from generic drug makers and an apparent lack of new products under development.

What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 500 Index. Accordingly, as of the end of the reporting period, the percentage of the fund's assets invested in each market sector closely approximated its representation in the S&P 500 Index.

November 15, 2004

[1]   *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2]   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3]   *"Standard & Poor's®," "S&P®," "Standard & Poor's® 500" and "S&P 500®" are trademarks of The McGraw-Hill companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

FUND PERFORMANCE



35,000

30,000

$28,411
$27,689

25,000

Dollars

20,000

Dreyfus BASIC S&P 500 Stock Index Fund ———

15,000

Standard & Poor's 500
 Composite Stock Price Index† ....

10,000

94   95   96   97   98   99   00   01   02   03   04

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus BASIC S&P 500 Stock Index Fund and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 10/31/04*

	1 Year	5 Years	10 Years
Fund	**9.19%**	**(2.42)%**	**10.72%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus BASIC S&P 500 Stock Index Fund on 10/31/94 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance and reflects the reinvestment of dividends daily. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC S&P 500 Stock Index Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 1.02
Ending value (after expenses)	$1,028.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 1.02
Ending value (after expenses)	$1,024.13

† *Expenses are equal to the fund's annualized expense ratio of .20%; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks–96.6%	Shares	Value ($)
Consumer Cyclical–9.5%		
Albertson's	45,186	1,030,692
AutoNation	32,700 a	563,421
AutoZone	10,200 a	834,462
Bed Bath & Beyond	36,900 a	1,505,151
Best Buy	39,900 b	2,362,878
Big Lots	14,200 a,b	175,938
Brunswick	11,750	551,310
CVS	49,068	2,132,495
Circuit City Stores- Circuit City Group	24,386	396,273
Coach	23,100 a	1,077,153
Cooper Tire & Rubber	9,153	178,300
Costco Wholesale	56,600	2,713,404
Dana	18,349	273,583
Darden Restaurants	19,350 b	474,075
Delphi	68,972	580,055
Delta Air Lines	15,450 a,b	84,203
Dillard's, Cl. A	10,300	211,047
Dollar General	40,346	776,660
Eastman Kodak	35,250 b	1,067,370
Eaton	18,642	1,192,155
Family Dollar Stores	20,700	611,685
Federated Department Stores	22,100	1,114,945
Ford Motor	224,711	2,927,984
Gap	111,050	2,218,779
General Motors	69,350 b	2,673,443
Genuine Parts	21,500 b	857,635
Harley-Davidson	36,250	2,086,913
Harrah's Entertainment	13,794	807,225
Hasbro	21,675	383,431
Hilton Hotels	47,250	940,275
Home Depot	269,700	11,079,276
International Game Technology	42,300	1,397,592
J.C. Penney	35,350	1,222,757
Johnson Controls	23,356	1,339,466
Jones Apparel Group	15,300	540,090
Kohl's	42,000 a	2,131,920

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Kroger	90,800 [a]	1,371,988
Limited Brands	58,000	1,437,240
Liz Claiborne	13,200	539,616
Lowe's Cos.	95,800	5,391,624
Marriott International, Cl. A	28,150 [b]	1,533,894
Mattel	50,850	890,384
May Department Stores	35,800	932,948
Maytag	9,700	168,780
McDonald's	154,300	4,497,845
NIKE, Cl. B	32,350	2,630,379
Navistar International	8,600 [a]	297,130
Nordstrom	17,250	744,855
Office Depot	38,450 [a]	622,505
PACCAR	21,274	1,474,500
RadioShack	19,652	588,184
Reebok International	7,265 [b]	268,805
Safeway	54,850 [a]	1,000,463
Sears, Roebuck & Co.	26,050	911,750
Southwest Airlines	97,093 [b]	1,531,157
Staples	61,100	1,817,114
Starbucks	48,850 [a]	2,583,188
Starwood Hotels & Resorts Worldwide	25,550	1,219,502
TJX Cos.	60,050 [b]	1,439,999
Target	110,950	5,549,719
Tiffany & Co.	17,900	525,007
Toys R Us	26,300 [a]	473,663
V. F.	13,550	729,397
Visteon	15,896	113,021
Wal-Mart Stores	521,100	28,097,712
Walgreen	125,800	4,514,962
Wendy's International	13,997	467,080
Whirlpool	8,150	478,813
Winn-Dixie Stores	17,450 [b]	60,028
Yum! Brands	35,660	1,551,210
		126,968,503

Common Stocks (continued)	Shares	Value ($)
Consumer Staples–7.4%		
Adolph Coors, Cl. B	4,565 [b]	304,486
Alberto-Culver, Cl. B	11,116	498,663
Altria Group	252,000	12,211,920
Anheuser-Busch Cos.	98,400 [b]	4,915,080
Archer-Daniels-Midland	79,935	1,548,340
Avon Products	58,072	2,296,748
Brown-Forman, Cl. B	14,900	669,010
Campbell Soup	50,450	1,354,078
Clorox	26,150	1,427,790
Coca-Cola	298,000	12,116,680
Coca-Cola Enterprises	57,650	1,205,461
Colgate-Palmolive	65,200	2,909,224
ConAgra Foods	64,882	1,712,885
Fortune Brands	17,721	1,290,443
General Mills	46,700	2,066,475
Gillette	123,100	5,106,188
H.J. Heinz	42,950	1,561,233
Hershey Foods	30,200	1,530,838
International Flavors & Fragrances	11,600	452,980
Kellogg	50,750	2,182,250
Kimberly-Clark	60,700	3,621,969
McCormick & Co.	16,800	595,224
Newell Rubbermaid	33,778	728,254
Pactiv	18,450 [a]	437,081
Pepsi Bottling Group	31,200	874,848
PepsiCo	208,120	10,318,590
Procter & Gamble	312,300	15,983,514
Reynolds American	18,150	1,249,809
SUPERVALU	16,700	492,483
Sara Lee	97,400	2,267,472
Sysco	78,508	2,533,453
UST	20,300	835,548
Wm. Wrigley Jr.	27,650 [b]	1,808,310
		99,107,327
Energy–7.3%		
Amerada Hess	11,150	899,916
Anadarko Petroleum	30,775	2,075,773

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Apache	40,026	2,029,318
BJ Services	19,800	1,009,800
Baker Hughes	40,970	1,754,745
Burlington Resources	48,512	2,013,248
ChevronTexaco	261,620	13,881,557
ConocoPhillips	84,637	7,135,745
Devon Energy	29,650	2,193,211
Dynegy, Cl. A	46,650 [a]	229,985
EOG Resources	14,450	961,792
El Paso	78,736	703,900
Exxon Mobil	799,056	39,329,536
Halliburton	54,200	2,007,568
Kerr-McGee	18,539	1,097,880
KeySpan	19,700	787,015
Kinder Morgan	15,200	978,424
Marathon Oil	42,500	1,619,675
Nabors Industries	18,300 [a]	898,896
Nicor	5,450	204,484
NiSource	32,350	693,908
Noble	16,450 [a]	751,436
Occidental Petroleum	48,100	2,685,423
Peoples Energy	4,620	197,644
Rowan Cos.	13,160 [a]	335,975
Schlumberger	72,500	4,563,150
Sempra Energy	28,442	953,945
Sunoco	9,218	685,450
Transocean	39,450 [a]	1,390,613
Unocal	32,500	1,356,875
Valero Energy	31,400	1,349,258
Williams Cos.	68,200	853,182
		97,629,327
Health Care−12.1%		
Abbott Laboratories	191,750	8,174,302
Aetna	18,877	1,793,315
Allergan	16,150	1,155,694
AmerisourceBergen	13,850	762,304
Amgen	155,466 [a]	8,830,468

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Anthem	17,150 a	1,378,860
Applera–Applied Biosystems Group	24,800 b	473,184
Bausch & Lomb	6,514	397,093
Baxter International	75,500	2,322,380
Becton, Dickinson & Co.	30,800	1,617,000
Biogen Idec	41,540 a	2,415,966
Biomet	31,175 b	1,455,249
Boston Scientific	103,400 a	3,650,020
Bristol-Myers Squibb	238,900	5,597,427
C.R. Bard	12,900 b	732,720
Cardinal Health	52,850	2,470,737
Caremark Rx	57,200 a	1,714,284
Chiron	23,100 a	748,902
Eli Lilly & Co.	138,850	7,624,254
Express Scripts	9,500 a	608,000
Fisher Scientific International	14,100 a	808,776
Forest Laboratories	45,500 a	2,029,300
Genzyme	28,050 a	1,471,783
Gilead Sciences	52,900 a	1,831,927
Guidant	38,600	2,571,532
HCA	59,250	2,176,252
Health Management Associates, Cl. A	29,850	616,701
Hospira	19,145 a	610,916
Humana	19,550 a	374,383
Johnson & Johnson	364,596	21,285,114
King Pharmaceuticals	29,650 a	323,482
Manor Care	10,750	351,955
McKesson	36,104	962,533
Medco Health Solutions	33,469 a	1,134,934
MedImmune	30,650 a,b	871,073
Medtronic	148,600	7,594,946
Merck & Co.	272,550	8,533,541
Millipore	6,050 a	278,240
Mylan Laboratories	33,000 b	568,260
Pfizer	927,440	26,849,388
Quest Diagnostics	12,550	1,098,627
Schering-Plough	180,900	3,276,099

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
St. Jude Medical	21,750 a	1,665,398
Stryker	49,300	2,124,337
Tenet Healthcare	57,250 a	613,720
Thermo Electron	20,100 a	582,900
UnitedHealth Group	81,650	5,911,460
Waters	14,500 a,b	598,705
Watson Pharmaceuticals	13,450 a	377,004
WellPoint Health Networks	19,300 a	1,884,838
Wyeth	163,850	6,496,653
Zimmer Holdings	30,120 a,b	2,337,011
		162,133,947
Interest Sensitive−23.3%		
ACE	34,900	1,328,294
AFLAC	62,300	2,235,324
Allstate	85,150	4,094,863
Ambac Financial Group	13,300	1,038,198
American Express	155,700	8,262,999
American International Group	319,996	19,426,957
AmSouth Bancorporation	43,450	1,146,645
Aon	38,750 b	790,887
Apartment Investment & Management, Cl. A	11,600	425,604
BB&T	68,100	2,799,591
Bank of America	499,582	22,376,277
Bank of New York	95,528	3,100,838
Bear Stearns Cos.	12,698	1,203,135
CIGNA	16,900 b	1,072,474
CIT Group	26,000	1,050,400
Capital One Financial	29,700	2,190,672
Charles Schwab	167,850 b	1,535,828
Chubb	23,500	1,695,055
Cincinnati Financial	20,645	861,928
Citigroup	636,326	28,233,784
Comerica	21,100	1,297,861
Countrywide Financial	69,198	2,209,492
E*TRADE Financial	45,800 a	590,820
Equity Office Properties Trust	49,500	1,391,940
Equity Residential	34,450	1,148,908

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Fannie Mae	118,850	8,337,328
Federated Investors, Cl. B	13,350	387,017
Fifth Third Bancorp	69,991	3,442,857
First Horizon National	15,200	657,856
Franklin Resources	30,600	1,854,972
Freddie Mac	84,350	5,617,710
General Electric	1,296,850	44,248,522
Golden West Financial	18,800	2,198,096
Goldman Sachs Group	59,650	5,868,367
H&R Block	20,250	962,887
Hartford Financial Services Group	36,000	2,105,280
Huntington Bancshares	28,176	674,815
J.P. Morgan Chase & Co.	437,548	16,889,353
Janus Capital Group	29,400 [b]	448,350
Jefferson-Pilot	16,800	811,272
KeyCorp	49,950 [b]	1,677,821
Lehman Brothers Holdings	33,350	2,739,703
Lincoln National	21,650	948,270
Loews	22,800	1,365,720
M&T Bank	14,400	1,483,200
MBIA	17,600	1,018,336
MBNA	156,918	4,021,808
MGIC Investment	12,150 [b]	781,367
Marsh & McLennan Cos.	63,900	1,767,474
Marshall & Ilsley	27,350	1,147,880
Mellon Financial	52,100	1,505,690
Merrill Lynch	115,350	6,221,979
MetLife	92,100	3,532,035
Morgan Stanley	134,960	6,895,106
National City	81,400	3,172,158
North Fork Bancorporation	38,350	1,691,235
Northern Trust	26,950	1,146,453
PNC Financial Services Group	34,650	1,812,195
Plum Creek Timber	22,500 [b]	816,525
Principal Financial Group	38,450	1,451,872
Progressive	24,600 [b]	2,301,330
ProLogis	22,300 [b]	869,254

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Providian Financial	35,950 [a]	559,023
Prudential Financial	63,750	2,962,463
Regions Financial	56,786	1,992,053
SLM	53,550	2,423,673
Safeco	15,500	716,720
Simon Property Group	27,150	1,583,388
SouthTrust	40,850	1,779,835
Sovereign Bancorp	42,200	913,630
St. Paul Travelers Cos.	82,127	2,789,033
State Street	41,300	1,860,565
SunTrust Banks	43,900	3,089,682
Synovus Financial	38,000 [b]	1,033,220
T. Rowe Price Group	15,650	872,801
Torchmark	13,516	730,134
U.S. Bancorp	230,857	6,604,819
UnumProvident	36,372	496,842
Wachovia	160,834	7,914,641
Washington Mutual	107,185	4,149,131
Wells Fargo	207,380	12,384,734
XL Capital, Cl. A	17,000	1,232,500
Zions Bancorporation	10,950	724,562
		311,194,316
Producer Goods—9.7%		
Air Products & Chemicals	27,950	1,486,381
Alcoa	106,838	3,472,235
Allegheny Technologies	11,733	197,232
American Power Conversion	24,650	475,252
American Standard Cos.	26,250 [a]	959,962
Ashland	8,700	501,294
Avery Dennison	13,592	826,937
Ball	13,800	549,930
Bemis	13,100	346,757
Black & Decker	9,850	790,758
Boeing	103,144	5,146,885
Boise Cascade	10,814 [a]	319,229
Burlington Northern Santa Fe	45,717	1,911,427
CSX	26,350	961,775

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Caterpillar	42,050	3,386,707
Centex	15,228 [b]	790,942
Cooper Industries, Cl. A	11,600	741,240
Crane	7,200	200,664
Cummins	5,447	381,726
Deere & Co.	30,500	1,823,290
Dover	25,000	981,750
Dow Chemical	115,413	5,186,660
E. I. du Pont de Nemours	122,594	5,255,605
Eastman Chemical	9,526	452,199
Ecolab	31,650	1,071,353
Emerson Electric	51,600	3,304,980
Engelhard	15,300	432,990
FedEx	36,892	3,361,599
Fluor	10,239 [b]	475,499
Freeport-McMoRan Copper & Gold, Cl. B	21,700	785,974
General Dynamics	24,550	2,507,046
Georgia-Pacific	31,687	1,096,053
Goodrich	14,600	450,118
Goodyear Tire & Rubber	21,500 [a,b]	216,720
Great Lakes Chemical	6,203	158,921
Hercules	13,750 [a]	196,350
Honeywell International	105,600	3,556,608
ITT Industries	11,350	920,939
Illinois Tool Works	37,150	3,428,202
Ingersoll-Rand, Cl. A	21,250	1,454,350
International Paper	59,738	2,300,510
KB HOME	5,650	464,713
Leggett & Platt	23,500	661,055
Lockheed Martin	54,650	3,010,669
Louisiana-Pacific	13,400	328,434
Masco	53,218	1,823,249
MeadWestvaco	24,746	780,241
Molex	23,325	689,720
Monsanto	32,788	1,401,687
Newmont Mining	54,424	2,586,228

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Norfolk Southern	48,400	1,643,180
Nucor	19,500	823,485
PPG Industries	21,121	1,346,464
Pall	15,353	397,029
Parker-Hannifin	14,690	1,037,555
Phelps Dodge	11,575	1,013,276
Praxair	39,900	1,683,780
Pulte Homes	15,596	855,908
Raytheon	55,400	2,020,992
Rockwell Automation	22,600	942,194
Rockwell Collins	21,700	769,699
Rohm & Haas	27,555 [b]	1,168,056
Sealed Air	10,281 [a]	509,321
Sherwin-Williams	17,500	747,600
Sigma-Aldrich	8,500 [b]	472,940
Snap-On	7,150	210,067
Stanley Works	10,077	448,628
3M	96,100	7,454,477
Temple-Inland	6,850	404,972
Textron	17,050	1,161,958
Tyco International	246,782	7,687,259
Union Pacific	31,850	2,005,595
United Parcel Service, Cl. B	138,150	10,938,717
United States Steel	13,950	512,244
United Technologies	62,878	5,836,336
Vulcan Materials	12,550 [b]	624,739
W.W. Grainger	11,200	656,208
Weyerhaeuser	29,400	1,841,616
Worthington Industries	10,750	213,388
		130,038,728
Services−6.2%		
ALLTEL	37850	2,079,101
Affiliated Computer Services, Cl. A	15,700 [a]	856,435
Allied Waste Industries	39,100 [a]	319,056
Apollo Group, Cl. A	23,700 [a]	1,564,200
Automatic Data Processing	71,750	3,113,232

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Carnival	77,800	3,933,568
Cendant	129,686	2,670,234
Cintas	21,000	905,940
Clear Channel Communications	72,450	2,419,830
Comcast, Cl. A	274,496 a	8,097,632
Computer Sciences	23,150 a	1,149,860
Convergys	17,550 a	228,326
Deluxe	6,100	232,349
Dow Jones & Co.	10,050	444,712
Electronic Data Systems	62,950	1,338,946
Equifax	16,750	438,012
First Data	105,272	4,345,628
Fiserv	23,950 a	851,183
Gannett	32,650 b	2,708,318
IMS Health	28,700	607,866
Interpublic Group of Companies	51,900 a	636,294
Knight-Ridder	9,550	654,462
McGraw-Hill Cos.	23,300	2,009,625
Meredith	6,160	301,840
Monster Worldwide	14,550 a,b	408,128
Moody's	18,200	1,416,142
NEXTEL Communications, Cl. A	136,750 a	3,622,508
New York Times, Cl. A	17,986	720,339
Omnicom Group	22,950	1,810,755
Paychex	46,475	1,524,101
R. R. Donnelley & Sons	26,900	846,005
Robert Half International	21,150 b	561,110
Ryder System	7,950	398,295
SunGard Data Systems	35,450 a	939,071
Time Warner	561,600 a	9,345,024
Tribune	39,141 b	1,690,891
Unisys	41,100 a,b	436,482
Univision Communications, Cl. A	39,650 a	1,227,564
Viacom, Cl. B	213,100	7,776,019
Walt Disney	252,400	6,365,528
Waste Management	71,242	2,028,972
		83,023,583

Common Stocks (continued)	Shares		Value ($)
Technology—15.7%			
ADC Telecommunications	99,350	a	219,563
Adobe Systems	29,500		1,652,885
Advanced Micro Devices	43,600	a	733,352
Agilent Technologies	59,608	a	1,493,776
Altera	45,700	a	1,038,761
Analog Devices	46,500		1,872,090
Andrew	19,800	a	276,804
Apple Computer	47,600	a	2,500,428
Applied Materials	208,550	a,b	3,357,655
Applied Micro Circuits	38,500	a	140,140
Autodesk	13,900		733,225
Avaya	55,568	a,b	800,179
BMC Software	27,450	a,b	519,354
Broadcom, Cl. A	39,550	a	1,069,827
CIENA	69,900	a	172,653
Cisco Systems	830,550	a	15,954,865
Citrix Systems	20,750	a	500,697
Computer Associates International	71,900		1,992,349
Compuware	47,450	a	274,735
Comverse Technology	24,050	a	496,392
Corning	171,200	a	1,960,240
Danaher	37,900	b	2,089,427
Dell	306,700	a	10,752,902
EMC	295,400	a	3,801,798
eBay	81,150	a	7,921,052
Electronic Arts	37,300	a,b	1,675,516
Gateway	45,800	a	267,930
Hewlett-Packard	370,965		6,922,207
Intel	787,900		17,538,654
International Business Machines	205,800		18,470,550
Intuit	23,550	a	1,068,228
JDS Uniphase	176,900	a	560,773
Jabil Circuit	24,700	a	600,457
KLA-Tencor	24,100	a	1,097,273
LSI Logic	47,232	a	214,906
Laboratory Corporation of America Holdings	17,100	a	783,180
Lexmark International	15,900	a	1,321,449

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Linear Technology	37,800	1,431,864
Lucent Technologies	529,371 a	1,879,267
Maxim Integrated Products	39,850	1,753,002
Mercury Interactive	11,450 a	497,274
Micron Technology	75,150 a	915,327
Microsoft	1,335,450	37,379,246
Motorola	290,206	5,008,956
NCR	11,550 a	650,843
NVIDIA	20,500 a	296,635
National Semiconductor	44,000	734,800
Network Appliance	43,950 a	1,075,457
Northrop Grumman	44,012	2,277,621
Novell	47,500 a	341,525
Novellus Systems	17,550 a	454,721
Oracle	635,150 a	8,040,999
PMC-Sierra	21,750 a,b	223,155
Parametric Technology	33,050 a	171,530
PeopleSoft	45,100 a	936,727
PerkinElmer	15,782	324,162
Pitney Bowes	28,356	1,240,575
Power-One	10,300 a	72,306
QLogic	11,300 a,b	367,250
QUALCOMM	199,900	8,357,819
Sabre Holdings	16,826	361,927
Sanmina-SCI	64,050 a,b	512,400
Scientific-Atlanta	18,800	514,932
Siebel Systems	62,100 a	589,950
Solectron	118,150 a	616,743
Sun Microsystems	408,500 a	1,850,505
Symantec	38,700 a	2,203,578
Symbol Technologies	29,400	431,886
Tektronix	11,268	341,758
Tellabs	51,150 a	409,200

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Teradyne	23,850 [a]	394,956
Texas Instruments	212,600	5,198,070
VERITAS Software	53,130 [a]	1,162,484
Xerox	103,098 [a]	1,522,757
Xilinx	42,600	1,303,560
Yahoo!	167,100 [a]	6,047,349
		210,739,388
Utilities−5.4%		
AES	79,400 [a]	865,460
AT&T	97,649	1,670,774
Allegheny Energy	16,800 [a,b]	307,608
Ameren	23,850	1,144,800
American Electric Power	48,590	1,600,069
BellSouth	224,900	5,998,083
CMS Energy	23,350 [a]	218,556
Calpine	65,400 [a,b]	162,846
CenterPoint Energy	37,744	396,689
CenturyTel	16,600	532,694
Cinergy	22,150	875,368
Citizens Communications	40,700	545,380
Consolidated Edison	29,700 [b]	1,290,465
Constellation Energy Group	21,550	875,361
DTE Energy	21,300	909,723
Dominion Resources	40,534	2,607,147
Duke Energy	115,222	2,826,396
Edison International	40,000	1,220,000
Entergy	27,850	1,820,276
Exelon	81,074	3,212,152
FPL Group	22,800	1,570,920
FirstEnergy	40,531	1,675,146
PG&E	49,200 [a]	1,576,368
PPL	23,250	1,209,000
Pinnacle West Capital	11,200	477,344

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Progress Energy	30,324	1,252,381
Public Service Enterprise Group	29,150	1,241,499
Qwest Communications International	222,974 a,b	762,571
SBC Communications	407,028	10,281,527
Southern	90,650	2,863,634
Sprint (FON Group)	178,400	3,737,480
TECO Energy	24,400 b	341,600
TXU	36,470	2,232,693
Verizon Communications	340,092	13,297,597
Xcel Energy	49,080	839,268
		72,438,875
Total Common Stocks		
(cost $1,023,170,871)		**1,293,273,994**

Short-Term Investments–3.4%	Principal Amount ($)	Value ($)
Repurchase Agreement–3.2%		
Goldman Sachs & Co., Tri-Party Repurchase Agreement, 1.75%, dated 10/29/2004, due 11/1/2004 in the amount of $42,406,183 (fully collateralized by $ 43,269,000 of various U.S. Government Agency Obligations, value $43,248,856)	42,400,000	**42,400,000**
U.S. Treasury Bills–.2%		
1.40%, 11/12/2004	600,000 c	599,700
1.53%, 11/26/2004	500,000 c	499,414
1.65%, 12/30/2004	2,000,000 c	1,994,060
		3,093,174
Total Short-Term Investments		
(cost $45,493,819)		**45,493,174**

Investment of Cash Collateral for Securities Loaned—2.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $38,010,968)	38,010,968 [d]	**38,010,968**
Total Investments (cost $1,106,675,658)	**102.9%**	**1,376,778,136**
Liabilities, Less Cash and Receivables	**(2.9%)**	**(38,455,078)**
Net Assets	**100.0%**	**1,338,323,058**

[a] *Non-income producing.*
[b] *All or a portion of these securities are on loan. At October 31, 2004, the total market value of the fund's securities on loan is $36,614,878 and the total market value of the collateral held by the fund is $38,010,968.*
[c] *Partially held by a broker in a segregated account as collateral for open financial futures positions.*
[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Interest Sensitive	23.3	Short-Term/	
Technology	15.7	Money Market Investments	6.3
Health Care	12.1	Services	6.2
Producer Goods	9.7	Utilities	5.4
Consumer Cyclical	9.5	Futures Contracts	.0
Consumer Staples	7.4		
Energy	7.3		**102.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2004

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2004 ($)
Financial Futures Long				
Standard & Poor's 500	165	46,624,875	December 2004	**283,675**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan valued at $36,614,878)–Note 1(b):		
Unaffiliated issuers	1,068,664,690	1,338,767,168
Affiliated issuers	38,010,968	38,010,968
Cash		192,638
Dividends and interest receivable		1,673,216
Receivable for investment securities sold		228,787
Receivable for futures variation margin–Note 4		111,672
		1,378,984,449
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		222,708
Liability for securities on loan–Note 1(b)		38,010,968
Payable for shares of Capital Stock redeemed		1,644,877
Payable for investment securities purchased		782,838
		40,661,391
Net Assets ($)		**1,338,323,058**
Composition of Net Assets ($):		
Paid-in capital		1,286,301,175
Accumulated undistributed investment income–net		7,488,878
Accumulated net realized gain (loss) on investments		(225,853,148)
Accumulated net unrealized appreciation (depreciation) on investments (including $283,675 net unrealized appreciation on financial futures)		270,386,153
Net Assets ($)		**1,338,323,058**
Shares Outstanding		
(150 million shares of $.001 par value Capital Stock authorized)		56,566,390
Net Asset Value, offering and redemption price per share ($)		**23.66**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):

Income:

Cash dividends	22,658,372
Interest	218,863
Income from securities lending	26,293
Total Income	**22,903,528**
Expenses:	
Management fee–Note 3(a)	2,667,947
Loan commitment fees–Note 2	10,688
Interest expense–Note 2	5,938
Total Expenses	**2,684,573**
Investment Income–Net	**20,218,955**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	(48,574,124)
Net realized gain (loss) on financial futures	1,816,605
Net Realized Gain (Loss)	**(46,757,519)**
Net unrealized appreciation (depreciation) on investments (including $277,225 net unrealized appreciation on financial futures)	142,636,199
Net Realized and Unrealized Gain (Loss) on Investments	**95,878,680**
Net Increase in Net Assets Resulting from Operations	**116,097,635**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	20,218,955	19,630,422
Net realized gain (loss) on investments	(46,757,519)	(50,216,155)
Net unrealized appreciation (depreciation) on investments	142,636,199	268,052,604
Net Increase (Decrease) in Net Assets Resulting from Operations	**116,097,635**	**237,466,871**
Dividends to Shareholders from ($):		
Investment income−net	**(19,461,638)**	**(17,717,410)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	302,924,387	372,738,581
Dividends reinvested	17,625,867	16,072,034
Cost of shares redeemed	(410,410,373)	(391,152,994)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(89,860,119)**	**(2,342,379)**
Total Increase (Decrease) in Net Assets	**6,775,878**	**217,407,082**
Net Assets ($):		
Beginning of Period	1,331,547,180	1,114,140,098
End of Period	**1,338,323,058**	**1,331,547,180**
Undistributed investment income−net	7,488,878	6,854,563
Capital Share Transactions (Shares):		
Shares sold	13,000,240	19,235,475
Shares issued for dividends reinvested	784,433	831,457
Shares redeemed	(17,775,102)	(19,695,068)
Net Increase (Decrease) in Shares Outstanding	**(3,990,429)**	**371,864**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	21.99	18.51	22.16	29.94	28.76
Investment Operations:					
Investment income−net[a]	.35	.31	.29	.28	.31
Net realized and unrealized gain (loss) on investments	1.65	3.45	(3.64)	(7.72)	1.38
Total from Investment Operations	2.00	3.76	(3.35)	(7.44)	1.69
Distributions:					
Dividends from investment income−net	(.33)	(.28)	(.30)	(.30)	(.28)
Dividends from net realized gain on investments	−	−	−	(.04)	(.23)
Total Distributions	(.33)	(.28)	(.30)	(.34)	(.51)
Net asset value, end of period	23.66	21.99	18.51	22.16	29.94
Total Return (%)	9.19	20.56	(15.32)	(25.08)	5.92
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.20	.20	.20	.20	.20
Ratio of net investment income to average net assets	1.51	1.59	1.35	1.10	1.04
Portfolio Turnover Rate	4.21	8.01	4.72	6.34	4.16
Net Assets, end of period ($ x 1,000)	1,338,323	1,331,547	1,114,140	1,292,792	1,989,765

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC S&P 500 Stock Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index primarily through investments in equity securities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $7,439,100, accumulated capital losses $197,191,966 and unrealized appreciation $241,774,749

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $44,810,490 of the carryover expires in fiscal 2009, $62,001,872 expires in fiscal 2010, $45,030,585 expires in fiscal 2011 and $45,349,019 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $19,461,638 and $17,717,410, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $123,002, increased accumulated net realized gain (loss) on investments by $152,931 and decreased paid-in capital by $29,929. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2004 was approximately $407,000, with a related weighted average annualized interest rate of 1.46%.

NOTE 3—Investment Management Fee And Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third and/or affiliated parties to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .20 of 1% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The component of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $222,708.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2004, amounted to $55,662,905 and $173,191,848, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2004, are set forth in the Statement of Financial Futures.

At October 31, 2004, the cost of investments for federal income tax purposes was $1,135,003,387; accordingly, accumulated net unrealized appreciation on investments was $241,774,749, consisting of $394,503,229 gross unrealized appreciation and $152,728,480 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC S&P 500 Stock Index Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statements of investments and financial futures, as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian and broker. As to securities purchased and sold but not yet received or delivered, we performed other appropriate audit procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC S&P 500 Stock Index Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $12,639,964 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

———————————

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

———————————

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The the Manager Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus BASIC
S&P 500 Stock Index Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0713AR1004

Dreyfus Premier Balanced Fund

ANNUAL REPORT October 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Balanced Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Emerson Tuttle, who manages the equity component of the fund, and Gerald E. Thunelius, Director of the Dreyfus Taxable Fixed Income Team that manages the fixed-income component of the fund.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, the rate of corporate earnings growth appears to have slowed dramatically and high energy prices threaten to erode the rate of economic growth. Though these factors may suggest the U.S. economy is moving toward a new phase of the business cycle, we believe the current economic cycle still favors higher-quality stocks, which currently offer favorable relative and absolute valuations. If inflation remains subdued, as we expect, higher-quality bonds also may benefit, despite the likelihood of further moves by the Fed toward higher short-term interest rates.

Of course, the specific investments that may be right for you in today's economic and market environment depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific asset classes and investments that will satisfy your financial needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Emerson Tuttle, Portfolio Manager
Gerald E. Thunelius, Director, Dreyfus Taxable Fixed Income Team

How did Dreyfus Premier Balanced Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund produced total returns of 4.90% for Class A shares, 4.13% for Class B shares, 4.20% for Class C shares, 5.25% for Class R shares and 4.73% for Class T shares.[1] In comparison, the fund's benchmark, a hybrid index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index ("Lehman Aggregate Index"), provided a total return of 7.86% for the same period. Separately, the S&P 500 Index and the Lehman Aggregate Index provided total returns of 9.41% and 5.53%, respectively, for the same period.[2]

The stock and bond markets generally rose on the strength of robust U.S. economic growth and low inflation, respectively, although the stock market's gains were constrained during the second half of the reporting period by geopolitical and economic uncertainties. While the fund participated in the stock market's overall climb, disappointing returns from a variety of individual equity investments undermined the fund's performance compared to its hybrid benchmark. The fund's bond portfolio produced returns that were roughly in line with those of the Lehman Aggregate Index.

What is the fund's investment approach?

The fund is a balanced fund, with an allocation under normal circumstances of 60% stocks and 40% bonds, corresponding to the fund's benchmark. However, the fund is permitted to invest up to 75%, and as little as 40%, of its total assets in stocks, and up to 60%, and as little as 25%, of its total assets in bonds.

When allocating assets between stocks and bonds, we assess the relative returns and risks of each asset class, using a model that analyzes several factors, including interest-rate-adjusted price-to-earnings ratios, the valuation and volatility levels of stocks relative to bonds, and economic factors such as interest rates.

What other factors influenced the fund's performance?

The fund emphasized stocks over bonds, a strategy that enhanced returns throughout the reporting period as the U.S. economy continued to grow and business conditions generally improved. Among equities, energy stocks generated particularly strong gains in response to rising oil and gas prices. The fund roughly matched the benchmark's returns in the energy sector, with good individual stock selections compensating for the fund's relatively light position. Top energy performers included XTO Energy, Anadarko Petroleum and ExxonMobil. The fund generally outperformed the benchmark in the consumer discretionary area with strong results from travel and recreational activities companies, such as Hilton Hotels and cruise line operator Carnival, and specialty retailers, such as PETsMART.

Other stock market sectors provided mixed results. In the financial and health care areas, relatively strong gains in some holdings were balanced by relatively weak returns in others. Returns compared to the benchmark suffered most in the technology sector, where computer hardware and semiconductor capital equipment holdings such as EMC, Hewlett-Packard, KLA-Tencor and Applied Materials lost ground. Among industrials stocks, disappointments included for-profit education provider Corinthian Colleges and European discount airline Ryanair Holdings. In the telecommunications services sector, the fund's lack of exposure to wireless communications stocks further undermined its relative performance.

The fund's bond portfolio produced returns that generally were in line with those of the Lehman Aggregate Index. Despite moves by the Federal Reserve Board toward higher interest rates during the second half of the reporting period, longer-term bonds generally gained value as inflationary pressures appeared to remain low. Corporate bonds continued to rally amid improving business conditions, and mortgage-backed securities benefited from a substantial abatement in refinancing activity among homeowners.

What is the fund's current strategy?

In a growing economy characterized by rising interest rates, we have continued to devote a slightly higher percentage of the fund's assets to stocks than the blended benchmark.

Emerson Tuttle stepped in as manager of the fund's equity portion as of October 5, 2004. While maintaining the fund's basic investment strategy and profile, we have begun to modify the fund's equity holdings to better reflect top-down economic analyses and bottom-up analyst recommendations. More specifically, we began to adjust the fund's sector allocations and reduce the number of stocks in the portfolio. These shifts are designed to increase the fund's emphasis on the specific stocks we view most favorably. As a result, as of the end of the reporting period, the fund maintained a modest emphasis on technology stocks and relatively light positions in consumer staples and telecommunications services stocks.

Among bonds, we have continued to attempt to mirror the composition of the Lehman Aggregate Index. This strategy is designed to participate in the bond market's returns without adding measurably to the risks already incurred through the fund's stock portfolio.

November 15, 2004

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through April 4, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: LIPPER, INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Dreyfus Premier Balanced Fund (Class A shares) ——————
Dreyfus Premier Balanced Fund (Class R shares) — — — —
Standard & Poor's 500 Composite Stock Price Index† ——
Lehman Brothers U.S. Aggregate Index† ....
Hybrid Index† - - - - - - -

$28,401
$26,410
$21,341
$21,112
$19,625

Dollars

94 95 96 97 98 99 00 01 02 03 04

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus Premier Balanced Fund Class A shares and Class R shares with the Standard & Poor's 500 Composite Stock Price Index, the Lehman Brothers U.S. Aggregate Index and the Hybrid Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

The above graph compares a $10,000 investment made in Class A shares and Class R shares of Dreyfus Premier Balanced Fund on 10/31/94 to a $10,000 investment made on that date in each of the following: the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"); the Lehman Brothers U.S. Aggregate Index (the "Lehman Index"); and an unmanaged hybrid index composed of 60% S&P 500 Index and 40% Lehman Index (the "Hybrid Index"). All dividends and capital gain distributions are reinvested. The Hybrid Index is calculated on a year-to-year basis. Performance for Class B, Class C and Class T shares will vary from the performance of Class A and Class R shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities, and asset-backed securities with an average maturity of 1-10 years. All indices do not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

6

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		(1.16)%	(3.89)%	6.97%	
without sales charge		4.90%	(2.74)%	7.61%	
Class B shares					
with applicable redemption charge †	12/19/94	0.13%	(3.85)%	–	7.45%††
without redemption	12/19/94	4.13%	(3.48)%	–	7.45%††
Class C shares					
with applicable redemption charge †††	12/19/94	3.20%	(3.47)%	–	7.18%
without redemption	12/19/94	4.20%	(3.47)%	–	7.18%
Class R shares		5.25%	(2.51)%	7.87%	
Class T shares					
with applicable sales charge (4.5%)	8/16/99	0.02%	(3.88)%	–	(3.43)%
without sales charge	8/16/99	4.73%	(2.99)%	–	(2.57)%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Balanced Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 5.85	$ 9.64	$ 9.64	$ 4.58	$ 7.12
Ending value (after expenses)	$1,023.10	$1,019.30	$1,019.30	$1,024.40	$1,021.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 5.84	$ 9.63	$ 9.63	$ 4.57	$ 7.10
Ending value (after expenses)	$1,019.36	$1,015.58	$1,015.58	$1,020.61	$1,018.10

† *Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 1.90% for Class B, 1.90% for Class C, .90% for Class R and 1.40% for Class T; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks–62.9%	Shares	Value ($)
Consumer Discretionary–7.3%		
Carnival	28,400	1,435,904
Clear Channel Communications	13,000	434,200
Comcast, Cl. A	29,937 a	883,142
Corinthian Colleges	22,000 a,b	315,920
Disney (Walt)	47,000	1,185,340
DreamWorks Animation SKG, Cl. A	4,200 a	164,010
Federated Department Stores	19,000	958,550
Hilton Hotels	43,000	855,700
Home Depot	46,000	1,889,680
International Game Technology	22,000	726,880
Lamar Advertising	26,000 a	1,076,920
Liberty Media	85,000 a	758,200
PetSmart	31,000	991,380
Staples	48,000	1,427,520
Target	21,900	1,095,438
Time Warner	78,300 a	1,302,912
Univision Communications, Cl. A	26,000 a,b	804,960
Viacom, Cl. B	49,000	1,788,010
		18,094,666
Consumer Staples–5.4%		
Altria Group	36,800	1,783,328
Colgate-Palmolive	19,000	847,780
Dean Foods	23,000 a	686,550
General Mills	10,000	442,500
Kellogg	19,000	817,000
PepsiCo	62,900	3,118,582
Procter & Gamble	44,000	2,251,920
Wal-Mart Stores	64,100 b	3,456,272
		13,403,932
Energy–5.0%		
Anadarko Petroleum	26,000	1,753,700
BP, ADR	16,000	932,000
ChevronTexaco	38,000	2,016,280
ConocoPhillips	9,000	758,790
Exxon Mobil	140,800	6,930,176
		12,390,946

Common Stocks (continued)	Shares	Value ($)
Financial−13.0%		
American Express	20,000	1,061,400
American International Group	42,700	2,592,317
Axis Capital Holdings	23,000	576,380
Bank of America	71,538	3,204,187
Bank of New York	38,300	1,243,218
Capital One Financial	15,000	1,106,400
CIT Group	40,000	1,616,000
Citigroup	95,700	4,246,209
Countrywide Financial	69,398	2,215,878
Federal National Mortgage Association	26,900	1,887,035
Fidelity National Financial	20,400	769,896
Fifth Third Bancorp	15,000	737,850
Goldman Sachs Group	15,300	1,505,214
J.P. Morgan Chase & Co.	51,280	1,979,408
Merrill Lynch	24,000	1,294,560
Morgan Stanley	24,000	1,226,160
Wachovia	26,000	1,279,460
Wells Fargo	35,400	2,114,088
Willis Group Holdings	41,600	1,495,520
		32,151,180
Health Care−8.3%		
Abbott Laboratories	18,300	780,129
Bard (C.R.)	9,000	511,200
Becton, Dickinson & Co.	18,000	945,000
Bristol-Myers Squibb	31,000	726,330
Community Health Systems	23,000 [a]	616,860
Genzyme	22,900 [a]	1,201,563
Gilead Sciences	23,900 [a]	827,657
Guidant	9,000	599,580
Hospira	39,330 [a]	1,255,020
Johnson & Johnson	49,300	2,878,134
Lilly (Eli) & Co.	17,100	938,961
Medtronic	36,500	1,865,515
Merck & Co.	29,100	911,121
Novartis, ADR	38,800	1,862,788
PacifiCare Health Systems	18,000 [a]	641,160
Pfizer	94,700	2,741,565

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Schering-Plough	42,000	760,620
Thermo Electron	19,700 [a]	571,300
		20,634,503
Industrials—7.0%		
AMR	47,000 [a]	362,840
Caterpillar	19,300	1,554,422
Danaher	20,000	1,102,600
Deere & Co.	17,000	1,016,260
Eaton	17,600	1,125,520
Emerson Electric	14,000	896,700
General Electric	178,600	6,093,832
Rockwell Collins	20,000	709,400
3M	13,200	1,023,924
Tyco International	39,000	1,214,850
United Parcel Service, Cl. B	19,400	1,536,092
United Technologies	9,000	835,380
		17,471,820
Information Technology—11.2%		
Accenture	31,000 [a]	750,510
Altera	27,000 [a,b]	613,710
Amdocs	34,000 [a]	855,100
Cisco Systems	107,700 [a]	2,068,917
Computer Sciences	18,000 [a]	894,060
Dell	67,300 [a]	2,359,538
First Data	24,000	990,720
Hewlett-Packard	53,640	1,000,922
Intel	102,300	2,277,198
International Business Machines	31,200	2,800,200
Microsoft	192,100	5,376,879
Motorola	44,000	759,440
National Semiconductor	44,000 [a]	734,800
Oracle	85,100 [a,b]	1,077,366
QUALCOMM	25,000	1,045,250
SAP, ADR	15,000	639,750
SunGard Data Systems	33,000 [a]	874,170
Texas Instruments	38,000	929,100
VeriSign	59,000 [a]	1,582,970
		27,630,600

Common Stocks (continued)	Shares	Value ($)
Materials–2.0%		
Air Products & Chemicals	20,000	1,063,600
du Pont (E.I.) de Nemours	20,000	857,400
Praxair	38,800	1,637,360
Sigma-Aldrich	13,000	723,320
Weyerhaeuser	12,000	751,680
		5,033,360
Telecommunication Services–1.8%		
SBC Communications	72,600	1,833,876
Sprint (FON Group)	42,500	890,375
Verizon Communications	43,000	1,681,300
		4,405,551
Utilities–1.9%		
Consolidated Edison	19,000 [b]	825,550
Dominion Resources	13,000	836,160
Exelon	21,400 [b]	847,868
FPL Group	11,000	757,900
KeySpan	15,000	599,250
Southern	26,000	821,340
		4,688,068
Total Common Stocks (cost$128,067,855)		**155,904,626**

Bonds and Notes–37.6%	Principal Amount ($)	Value ($)
Airlines–.0%		
Continental Airlines, Pass-Through Ctfs., Ser. 1998-1, Cl. A, 6.648%, 9/15/2017	63,437	**59,661**
Asset-Backed Certificates–1.0%		
MBNA Master Credit Card Note Trust, Ser. 2002-C1, 6.8%, 7/15/2014	1,228,300	1,370,624
Saxon Asset Securities Trust, Ser. 2004-2, Cl AF2, 4.15%, 08/25/35	1,081,000	1,089,281
		2,459,905

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Auto Manufactering—.1%		
General Motors,		
Sr. Notes, 8.375%, 7/15/2033	269,000	**280,697**
Banking—.7%		
Bank of America,		
Sr. Notes, 4.375%, 12/1/2010	1,675,000 b	**1,700,259**
Commercial Mortgage Pass-Through Certificates—.7%		
CS First Boston Mortgage Securities,		
Ser. 1998-C1, Cl. A1A, 6.26%, 5/17/2040	441,066	449,117
Salomon Brothers Mortgage Securities VII,		
Ser. 2002-KEY2, Cl. A1, 3.222%, 3/18/2036	1,431,896	1,435,245
		1,884,362
Commercial Services—.7%		
Pitney Bowes,		
Notes, 4.75%, 5/15/2018	1,715,000	**1,685,576**
Computers—.1%		
International Business Machines,		
Sr. Notes, 4.75%, 11/29/2012	210,000 b	**214,870**
Consumer Products—.3%		
Kimberly-Clark,		
Notes, 5%, 8/15/2013	760,000	**794,283**
Data Processing—.3%		
First Data,		
Notes, 4.85%, 10/1/2014	657,000	**665,830**
Diversified Financial Services—.8%		
Boeing Capital,		
Bonds, 5.8%, 1/15/2013	201,000 b	218,136
Ford Motor Credit:		
Notes, 2.07%, 3/13/2007	159,000 c	156,209
Notes, 2.79%, 9/28/2007	405,000 c	401,973
Morgan Stanley,		
Sub. Notes, 4.75%, 4/1/2014	575,000	564,345
Goldman Sachs,		
Notes, 3.875%, 1/15/2009	640,000 b	644,968
		1,985,631

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Electric−.6%		
Public Service Company of Colorado, First Collateral Trust Bonds, Ser. 12, 4.875%, 3/1/2013	541,000	554,022
TXU Energy, Sr. Notes, 7%, 3/15/2013	800,000	909,765
		1,463,787
Electrical Components & Equipment−.3%		
Emerson Electric, Bonds, 4.5%, 5/1/2013	685,000	**687,158**
Food & Beverages−.3%		
Miller Brewing, Notes, 4.25%, 8/15/2008	400,000 d	408,464
Pepsi Bottling, Sr. Notes, Ser. B, 7%, 3/1/2029	235,000	282,482
		690,946
Forest Products & Paper−.1%		
International Paper, Notes, 5.85%, 10/30/2012	150,000	**160,403**
Insurance−.3%		
Aspen Insurance, Sr. Notes, 6%, 8/15/2014	565,000 d	574,372
Chubb, Notes, 6%, 11/15/2011	185,000	200,316
		774,688
Mining−.1%		
Alcoa, Notes, 4.25%, 8/15/2007	130,000	**133,756**
Oil & Gas−.1%		
ConocoPhillips, Notes, 4.75%, 10/15/2012	285,000	**293,150**

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Real Estate−.1%		
EOP Operating, Sr. Notes, 7%, 7/15/2011	190,000	**215,642**
Residential Mortgage Pass-Through Certificates−1.3%		
Argent Securities, Ser. 2004-W5, Cl. AF4, 4.01%, 4/25/2034	800,000	789,951
Equity One ABS, Ser. 2004-3, Cl. AF3, 4.265%, 7/25/2034	748,000	753,952
Residential Asset Mortgage Products, Ser. 2003-RS8, Cl. A4, 4.223%, 9/25/2028	1,600,000	1,621,254
		3,165,157
Restaurants−.3%		
Tricon Global, Sr. Notes, 8.875%, 2011	660,000	**824,793**
Structured Index−1.3%		
Morgan Stanley Traded Custody Receipts, Ser. 2002-1, 5.878%, 3/1/2007	3,045,000 d,e	**3,186,465**
Telecommunications−.6%		
British Telecommunications, Notes, 8.375%, 12/15/2010	727,000	883,273
Sprint Capital, Notes, 6%, 1/15/2007	142,000	150,234
Verizon Florida, Debs., 6.125%, 1/15/2013	411,000	444,513
Verizon Wireless Capital, Notes, 5.375%, 12/15/2006	115,000	120,595
		1,598,615
U.S. Government−9.8%		
U.S. Treasury Bonds; 5.375%, 2/15/2031	8,242,000 b	8,954,438

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government (continued)		
U.S. Treasury Notes:		
1.625%, 2/28/2006	176,000	174,426
1.5%, 3/31/2006	84,000	83,039
4.75%, 5/15/2014	1,774,000	1,876,271
6.25%, 2/15/2007	2,090,000 b	2,257,346
U.S Treasury Inflation Protection Securities:		
3.375%, 4/15/2032	7,004,458	8,937,418
2%, 7/15/2014	2,022,684	2,082,106
		24,365,044
U.S. Government Agencies/ Mortgage-Backed–17.7%		
Federal Home Loan Mortgage Corp.:		
Mortgage Backed;		
5.5%, 7/1/2034-9/1/2034	135,517	139,418
REMIC, Gtd. Multiclass Mortgage Participation Cfts.:		
Ser. 2612, Cl. LJ, 4%, 7/15/2022	324,083	327,720
Ser. 2693, Cl. MH, 4%, 9/15/2027	2,000,000	1,961,072
Federal National Mortgage Association;		
Mortgage Backed:		
5.5%, 9/1/2034	3,980,289	4,062,259
6%, 8/1/2032-9/1/2034	2,335,994	2,429,338
6.88%, 2/1/2028	737,907	838,091
Government National Mortgage Association I;		
Mortgage Backed:		
5.5%, 12/20/2029-9/15/2034	11,608,583	11,904,505
6%, 5/15/2028-12/15/2033	21,435,281	22,327,700
		43,990,103
Total Bonds and Notes		
(cost $92,775,821)		**93,280,781**

Other Investments–.5%	Shares	Value ($)
Registered Investment Companies;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $1,302,000)	1,302,000 f	**1,302,000**

Investment of Cash Collateral for Securities Loaned—7.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Money Market Fund (cost $18,448,423)	18,448,423 [f]	**18,448,423**
Total Investments (cost $240,594,099)	**108.4%**	**268,935,830**
Liabilities, Less Cash and Receivables	**(8.4%)**	**(21,023,896)**
Net Assets	**100.0%**	**247,911,934**

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At October 31, 2004, the total market value of the fund's securities on loan is $17,910,869 and the total market value of the collateral held by fund is $18,448,423.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *Securities exempt from registration under rule 144A of the Securities Act of 1933. These securities may be sold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At October 31, 2004, these securities amount to $4,169,301 or 1.7% of the net assets.*

[e] *Security linked to a portfolio of investment grade debt securities.*

[f] *Investments in affiliated money market mutual funds.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Government Agencies/		Consumer Staples	5.4
Mortgage-Backed	17.7	Energy	5.0
Financial	13.0	Materials	2.0
Information Technology	11.2	Utilities	1.9
U.S. Government	9.8	Short-Term/	
Health Care	8.3	Money Market Investments	7.9
Consumer Discretionary	7.3	Other	11.9
Industrials	7.0		**108.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan valued at $17,910,869)—Note 1(b):		
Unaffiliated issuers	220,843,676	249,185,407
Affiliated issuers	19,750,423	19,750,423
Receivable for investment securities sold		10,951,278
Dividends and interest receivable		891,863
Receivable for shares of Capital Stock subscribed		24,277
		280,803,248
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		291,124
Cash overdraft due to Custodian		15,878
Liability for securities on loan—Note 1(b)		18,448,423
Payable for investment securities purchased		13,366,101
Payable for shares of Capital Stock redeemed		769,788
		32,891,314
Net Assets ($)		**247,911,934**
Composition of Net Assets ($):		
Paid-in capital		445,431,005
Accumulated undistributed investment income—net		1,422,498
Accumulated net realized gain (loss) on investments		(227,283,300)
Accumulated net unrealized appreciation (depreciation) on investments		28,341,731
Net Assets ($)		**247,911,934**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	98,545,777	78,262,366	16,426,326	54,428,599	248,866
Shares Outstanding	8,004,507	6,382,399	1,334,959	4,418,632	20,231
Net Asset Value Per Share ($)	**12.31**	**12.26**	**12.30**	**12.32**	**12.30**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):

Income:

Interest	3,962,673
Cash dividends (net of $9,380 foreign taxes withheld at source):	
Unaffiliated issuers	3,557,250
Affiliated issuers	132,993
Income from securities lending	23,849
Total Income	**7,676,765**
Expenses:	
Management fee–Note 3(a)	3,225,198
Distribution and service fees–Note 3(b)	1,390,676
Dividends on securities sold short	15,480
Loan commitment fees–Note 2	2,660
Total Expenses	**4,634,014**
Less–reduction in management fee	
due to undertaking–Note 3(a)	(235,699)
Net Expenses	**4,398,315**
Investment Income–Net	**3,278,450**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments:	
Long transactions	18,235,907
Short sale transactions	(163,814)
Net realized gain (loss) on financial futures	(1,829,999)
Net Realized Gain (Loss)	**16,242,094**
Net unrealized appreciation (depreciation) on investments	(4,559,373)
Net Realized and Unrealized Gain (Loss) on Investments	**11,682,721**
Net Increase in Net Assets Resulting from Operations	**14,961,171**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	3,278,450	3,304,279
Net realized gain (loss) on investments	16,242,094	(41,937,771)
Net unrealized appreciation (depreciation) on investments	(4,559,373)	84,395,022
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,961,171**	**45,761,530**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(1,593,781)	(1,635,519)
Class B shares	(616,845)	(371,108)
Class C shares	(122,547)	(80,194)
Class R shares	(1,676,548)	(2,536,285)
Class T shares	(3,622)	(3,338)
Total Dividends	**(4,013,343)**	**(4,626,444)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	28,703,307	31,942,055
Class B shares	4,328,838	6,411,710
Class C shares	2,035,294	1,148,146
Class R shares	21,794,470	21,709,250
Class T shares	85,353	230,654
Dividends reinvested:		
Class A shares	1,038,390	947,612
Class B shares	490,306	292,272
Class C shares	70,625	48,470
Class R shares	1,670,880	2,532,492
Class T shares	3,347	2,924
Cost of shares redeemed:		
Class A shares	(63,587,557)	(96,121,460)
Class B shares	(33,934,852)	(31,813,694)
Class C shares	(6,719,516)	(8,956,678)
Class R shares	(71,578,657)	(174,633,286)
Class T shares	(169,288)	(398,514)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(115,769,060)**	**(246,658,047)**
Total Increase (Decrease) in Net Assets	**(104,821,232)**	**(205,522,961)**
Net Assets ($):		
Beginning of Period	352,733,166	558,256,127
End of Period	**247,911,934**	**352,733,166**
Undistributed investment income−net	1,422,498	1,453,351

	Year Ended October 31,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	2,343,349	2,873,319
Shares issued for dividends reinvested	86,481	86,369
Shares redeemed	(5,228,334)	(8,805,556)
Net Increase (Decrease) in Shares Outstanding	**(2,798,504)**	**(5,845,868)**
Class B[a]		
Shares sold	353,483	579,890
Shares issued for dividends reinvested	40,940	26,821
Shares redeemed	(2,782,403)	(2,911,193)
Net Increase (Decrease) in Shares Outstanding	**(2,387,980)**	**(2,304,482)**
Class C		
Shares sold	165,695	101,979
Shares issued for dividends reinvested	5,876	4,435
Shares redeemed	(549,861)	(813,527)
Net Increase (Decrease) in Shares Outstanding	**(378,290)**	**(707,113)**
Class R		
Shares sold	1,750,591	2,008,521
Shares issued for dividends reinvested	139,050	231,306
Shares redeemed	(5,838,704)	(15,737,305)
Net Increase (Decrease) in Shares Outstanding	**(3,949,063)**	**(13,497,478)**
Class T		
Shares sold	7,011	20,036
Shares issued for dividends reinvested	278	267
Shares redeemed	(13,946)	(35,436)
Net Increase (Decrease) in Shares Outstanding	**(6,657)**	**(15,133)**

[a]   *During the period ended October 31, 2004, 918,817 Class B shares representing $11,247,441 were automatically converted to 916,217 Class A shares and during the period ended October 31, 2003, 554,499 Class B shares representing $6,062,358 were automatically converted to 553,053 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.90	10.73	12.44	15.23	15.69
Investment Operations:					
Investment income−net[a]	.15	.09	.13	.22	.44
Net realized and unrealized gain (loss) on investments	.43	1.19	(1.68)	(2.71)	(.19)
Total from Investment Operations	.58	1.28	(1.55)	(2.49)	.25
Distributions:					
Dividends from investment income−net	(.17)	(.11)	(.16)	(.30)	(.38)
Dividends from net realized gain on investments	−	−	−	−	(.33)
Total Distributions	(.17)	(.11)	(.16)	(.30)	(.71)
Net asset value, end of period	12.31	11.90	10.73	12.44	15.23
Total Return (%)[b]	4.90	12.05	(12.62)	(16.65)	1.66
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.25	1.25	1.25	1.25	1.25
Ratio of net expenses to average net assets	1.18	1.25	1.25	1.25	1.25
Ratio of net investment income to average net assets	1.20	.86	1.06	1.57	2.83
Portfolio Turnover Rate	215.48	305.24	268.17	150.98	100.47
Net Assets, end of period ($ x 1,000)	98,546	128,519	178,679	290,331	379,670

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class B Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.85	10.69	12.40	15.18	15.65
Investment Operations:					
Investment income—net[a]	.05	.01	.04	.11	.32
Net realized and unrealized gain (loss) on investments	.44	1.19	(1.68)	(2.70)	(.19)
Total from Investment Operations	.49	1.20	(1.64)	(2.59)	.13
Distributions:					
Dividends from investment income—net	(.08)	(.04)	(.07)	(.19)	(.27)
Dividends from net realized gain on investments	–	–	–	–	(.33)
Total Distributions	(.08)	(.04)	(.07)	(.19)	(.60)
Net asset value, end of period	12.26	11.85	10.69	12.40	15.18
Total Return (%)[b]	4.13	11.21	(13.29)	(17.27)	.84
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.00	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets	1.93	2.00	2.00	2.00	2.00
Ratio of net investment income to average net assets	.44	.12	.31	.83	2.07
Portfolio Turnover Rate	215.48	305.24	268.17	150.98	100.47
Net Assets, end of period ($ x 1,000)	78,262	103,904	118,415	174,172	223,096

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class C Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.89	10.73	12.45	15.23	15.70
Investment Operations:					
Investment income−net[a]	.05	.01	.04	.12	.32
Net realized and unrealized gain (loss) on investments	.44	1.19	(1.69)	(2.71)	(.19)
Total from Investment Operations	.49	1.20	(1.65)	(2.59)	.13
Distributions:					
Dividends from investment income−net	(.08)	(.04)	(.07)	(.19)	(.27)
Dividends from net realized gain on investments	–	–	–	–	(.33)
Total Distributions	(.08)	(.04)	(.07)	(.19)	(.60)
Net asset value, end of period	12.30	11.89	10.73	12.45	15.23
Total Return (%)[b]	4.20	11.17	(13.32)	(17.26)	.90
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.00	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets	1.93	2.00	2.00	2.00	2.00
Ratio of net investment income to average net assets	.45	.11	.31	.83	2.07
Portfolio Turnover Rate	215.48	305.24	268.17	150.98	100.47
Net Assets, end of period ($ x 1,000)	16,426	20,370	25,970	43,451	60,237

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class R Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.91	10.74	12.45	15.24	15.70
Investment Operations:					
Investment income–net[a]	.18	.12	.16	.25	.47
Net realized and unrealized gain (loss) on investments	.43	1.19	(1.68)	(2.71)	(.18)
Total from Investment Operations	.61	1.31	(1.52)	(2.46)	.29
Distributions:					
Dividends from investment income–net	(.20)	(.14)	(.19)	(.33)	(.42)
Dividends from net realized gain on investments	–	–	–	–	(.33)
Total Distributions	(.20)	(.14)	(.19)	(.33)	(.75)
Net asset value, end of period	12.32	11.91	10.74	12.45	15.24
Total Return (%)	5.25	12.19	(12.38)	(16.43)	1.86
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net expenses to average net assets	.93	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	1.46	1.10	1.31	1.83	3.07
Portfolio Turnover Rate	215.48	305.24	268.17	150.98	100.47
Net Assets, end of period ($ x 1,000)	54,429	99,620	234,741	300,882	424,083

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

	Year Ended October 31,				
Class T Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.88	10.72	12.43	15.21	15.68
Investment Operations:					
Investment income−net[a]	.12	.07	.10	.18	.36
Net realized and unrealized gain (loss) on investments	.44	1.18	(1.68)	(2.70)	(.15)
Total from Investment Operations	.56	1.25	(1.58)	(2.52)	.21
Distributions:					
Dividends from investment income−net	(.14)	(.09)	(.13)	(.26)	(.35)
Dividends from net realized gain on investments	−	−	−	−	(.33)
Total Distributions	(.14)	(.09)	(.13)	(.26)	(.68)
Net asset value, end of period	12.30	11.88	10.72	12.43	15.21
Total Return (%)[b]	4.73	11.69	(12.86)	(16.82)	1.35
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.50	1.50	1.50	1.50	1.50
Ratio of net expenses to average net assets	1.43	1.50	1.50	1.50	1.50
Ratio of net investment income to average net assets	.95	.62	.78	1.31	2.52
Portfolio Turnover Rate	215.48	305.24	268.17	150.98	100.47
Net Assets, end of period ($ x 1,000)	249	320	451	1,074	1,154

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Balanced Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to outperform an unmanaged hybrid index, 60% of which is the Standard & Poor's 500 Composite Stock Price Index and 40% of which is the Lehman Brothers U.S. Aggregate Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. The fund is authorized to issue 50 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C and Class R and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and /or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution fee or service fee. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Investment income, net of expenses (other than class specific expenses) and realized and unrealized gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Most debt securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the fund's Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At originations, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,423,053, accumulated capital losses $226,015,598 and unrealized appreciation $27,073,474.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $4,315,489 of the carryover expires in fiscal 2008, $105,290,796 expires in fiscal 2009, $72,687,006 expires in fiscal 2010 and $43,722,307 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $4,013,343 and $4,626,444, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment of treasury protected securities, the fund increased accumulated undistributed investment income–net by $704,040, decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed from February 1, 2004 through April 4, 2005 to waive receipt of a portion of the fund's management fee, in the amount of .10 of 1% of the value of the fund's average daily net assets. The reduction in management fee pursuant to the undertaking, amounted to $235,699 during the period ended October 31, 2004.

During the period ended October 31, 2004, the Distributor retained $18,056 and $27 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $279,352 and $1,827 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2004, Class A, Class B, Class C and Class T shares were charged $277,571, $695,000, $138,684 and $763, respectively, pursuant to their respective Plans. During the period ended October 31, 2004 Class B, Class C and Class T shares were charged $231,667, $46,228 and $763, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the statement of Assets and Liabilities consist of: management fees $210,551, Rule 12b-1 distribution plan fees $81,440 and shareholder services plan fees $20,188, which are offset against an expense reimbursement currently in effect in the amount of $21,055.

(c) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and short sales, during the period ended October 31, 2004, of which $48,666,629 in purchases and $48,763,873 in sales were from dollar roll transactions:

	Purchases ($)	Sales ($)
Long transactions	678,213,621	799,876,619
Short sale transactions	1,349,961	–
Total	**679,563,582**	**799,876,619**

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as these sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund is engaged in short-selling which obligates the fund to replace the security borrowed by purchasing the security at current market value. The fund would realize a gain, limited to the price at which the fund sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Until the fund replaces the borrowed security, the fund will maintain daily a segregated account with a broker or custodian, of permissible liquid assets sufficient to cover its short position. At October 31, 2004, there were no securities sold short outstanding.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At October 31, 2004, there were no open financial futures contracts.

At October 31, 2004, the cost of investments for federal income tax purposes was $241,862,356; accordingly, accumulated net unrealized appreciation on investments was $27,073,474, consisting of $32,908,118 gross unrealized appreciation and $5,834,644 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state

and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTE 6—Proposed Plan of Reorganization:

On July 20, 2004, the fund's Board of Directors approved an Agreement and Plan of Reorganization, subject to the approval of shareholders, on or about January 19, 2005, under which all of the fund's assets will be transferred in a tax-free reorganization to Dreyfus Premier Balanced Opportunity Fund.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Balanced Fund (the "Fund") of the The Dreyfus/Laurel Funds, Inc., as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian and brokers. With respect to securities purchased or sold but not yet received or delivered we performed other appropriate audit procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Balanced Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 92.01% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $2,388,179 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

––––––––––––––

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

––––––––––––––

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Balanced Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0342AR1004

Dreyfus Premier Tax Managed Growth Fund

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Tax Managed Growth Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Fayez Sarofim, of Fayez Sarofim & Co., the fund's sub-investment adviser.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, the rate of corporate earnings growth appears to have slowed dramatically and high energy prices threaten to erode the rate of economic growth. Though these factors may suggest the U.S. economy is moving toward a new phase of the business cycle, we believe the current economic cycle still favors higher-quality stocks, which currently offer favorable relative and absolute valuations.

Of course, the specific investments that may be right for you in today's economic and market environment depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific asset classes and investments that will satisfy your financial needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Premier Tax Managed Growth Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund produced total returns of 3.48% for Class A shares, 2.77% for Class B shares, 2.73% for Class C shares and 3.25% for Class T shares.[1] From inception on May 14, 2004, through October 31, 2004, the fund's Class R shares produced a -1.80% total return. For the full reporting period, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), provided a 9.41% total return.[2]

Although stocks generally gained value over the reporting period, the market's strength was concentrated primarily among stocks at the lower end of the S&P 500 Index's capitalization range. The fund's returns were lower than the S&P 500 Index, primarily because the larger high-quality stocks on which the fund focuses continued to be out of favor. In addition, the fund's returns were hindered by a handful of company-specific disappointments.

What is the fund's investment approach?

The fund invests primarily in large, well-established, multinational growth companies that we believe are well-positioned to weather difficult economic climates and thrive during favorable times. We focus on purchasing growth stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks in prominent companies selected for what we consider to be sustained patterns of profitability, strong balance sheets, expanding global presence and above-average growth potential.

At the same time, we manage the portfolio in a manner cognizant of the concerns of tax-conscious investors. Our tax-managed approach is based on targeting long-term growth rather than short-term profit. We typically buy and sell relatively few stocks during the course of the year, which may help reduce investors' tax liabilities and the fund's trading costs. During the reporting period, the fund's portfolio turnover rate was 0.72%.[3]

What other factors influenced the fund's performance?

Despite generally strong earnings reports from large-cap companies, stocks failed to advance significantly after staging a rally during the closing months of 2003. Over the first 10 months of 2004, the stock market traded within a relatively narrow range, with returns constrained by uncertainty related to a fitfully growing economy, rising short-term interest rates, the U.S. presidential elections and the insurgency in Iraq.

In this challenging economic environment, investors generally continued to favor smaller stocks that, in their view, had greater potential for growth than large, well-established companies. As a result, the dominant multi-national corporations in which the fund invests — most of which rank among the 100 largest stocks within the S&P 500 Index — produced relatively lackluster results.

In addition, the fund's emphasis on consumer, financial and health care stocks hurt the fund's relative performance, largely because investors apparently believed they could find more "exciting" growth opportunities in other sectors. In the financials sector, the fund's returns also were held back by its investment in insurance and investment firm Marsh & McLennan Cos., which experienced turmoil related to allegations of unfair business practices. Returns from the fund's health care holdings suffered when industry bellwether Merck & Co. recalled one of its better-selling drugs due to safety issues. In the consumer area, Coca-Cola saw its stock price fall in the wake of slower sales in Germany and North America, and consumer goods producer Colgate-Palmolive stumbled when heightened competitive pressures threatened the market share of key products.

On the other hand, the fund's performance received positive contributions from its energy holdings. Integrated oil companies, including Exxon Mobil, ChevronTexaco and BP, benefited from surging oil and gas prices during the reporting period. In the industrials area, shares of General Electric rose as investors responded to the diversified company's renewed focus on growth businesses, which is expected to boost financial results in 2005. Food and tobacco giant Altria Group gained value when the company began to consider the possibility of separating its business units into independent entities.

Changes to the portfolio during the reporting period included the elimination of the fund's positions in International Business Machines, Kraft Foods and The Royal Dutch/Shell Group of Companies. We added ConocoPhillips, the largest operator of U.S. refineries, to the fund's holdings in the energy sector because limited refinery capacity has been a key factor supporting energy prices. Holdings which detracted from the fund's performance during the reporting period included Intel, Coca-Cola, Colgate-Palmolive, Marsh & McLennan, American International Group, Merck & Co., and Pfizer.

What is the fund's current strategy?

Although they were out of favor for much of the reporting period, we have maintained our longstanding focus on large, high-quality corporations with dominant market positions. Valuations of the largest companies in the S&P 500 Index have fallen below historical norms, which we believe makes them attractive opportunities in a moderately growing economic environment. Indeed, many of the fund's holdings ended the reporting period with record levels of cash on their balance sheets, which can be used to grow existing businesses, enter new ones or enhance shareholder value through stock buy-backs or dividend increases.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *Portfolio turnover rates are subject to change. Portfolio turnover rates alone do not automatically result in high or low distribution levels. There can be no guarantee that the fund will generate any specific level of distributions annually.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Tax Managed Growth Fund Class A shares, Class B shares, Class C shares and Class T shares and the Standard & Poor's 500 Composite Stock Price Index

† Source: Lipper Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class T shares of Dreyfus Premier Tax Managed Growth Fund on 11/4/97 (inception date) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. For comparative purposes, the value of the Index on 10/31/97 is used as the beginning value on 11/4/97. All dividends and capital gain distributions are reinvested. Performance for Class R shares will vary from the performance of Class A, Class B, Class C and Class T shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**11/4/97**	**(2.50)%**	**(3.89)%**	**2.15%**
without sales charge	**11/4/97**	**3.48%**	**(2.74)%**	**3.02%**
Class B shares				
with applicable redemption charge †	**11/4/97**	**(1.23)%**	**(3.85)%**	**2.36%**
without redemption	**11/4/97**	**2.77%**	**(3.46)%**	**2.36%**
Class C shares				
with applicable redemption charge ††	**11/4/97**	**1.73%**	**(3.46)%**	**2.26%**
without redemption	**11/4/97**	**2.73%**	**(3.46)%**	**2.26%**
Class T shares				
with applicable sales charge (4.5%)	**11/4/97**	**(1.40)%**	**(3.89)%**	**2.09%**
without sales charge	**11/4/97**	**3.25%**	**(3.00)%**	**2.76%**

Actual Aggregate Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	From Inception
Class R shares	**5/14/04**	**–**	**–**	**(1.80)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Tax Managed Growth Fund from May 1, 2004 to October 31, 2004†. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2004†

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000††	$ 6.67	$ 10.37	$ 10.37	$ 5.09	$ 7.91
Ending value (after expenses)	$967.00	$964.40	$964.30	$982.00	$966.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2004†

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000††	$ 6.85	$ 10.63	$ 10.63	$ 5.19	$ 8.11
Ending value (after expenses)	$1,018.35	$1,014.58	$1,014.58	$1,018.22	$1,017.09

† For Class A, Class B, Class C and Class T shares and from May 14, 2004 (commencement of initial offering) to October 31, 2004 for Class R shares.

†† Expenses are equal to the fund's annualized expense ratio of 1.35% for Class A, 2.10% for Class B, 2.10% for Class C, 1.10% for Class R and 1.60% for Class T, multiplied by the average account value over the period, multiplied by 184/366 for Class A, Class B, Class C and Class T and 171/366 for Class R (to reflect the one-half year period for Class A, Class B, Class C and Class T shares and actual days since inception for Class R shares).

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks—99.5%	Shares	Value ($)
Banking—5.1%		
Bank of America	81,896	3,668,122
Federal Home Loan Mortgage	10,000	666,000
Federal National Mortgage Association	73,000	5,120,950
SunTrust Banks	45,000	3,167,100
		12,622,172
Capital Goods—6.3%		
Emerson Electric	55,000	3,522,750
General Electric	355,000	12,112,600
		15,635,350
Diversified Financial Services—9.7%		
American Express	118,000	6,262,260
Citigroup	240,833	10,685,760
J.P. Morgan Chase & Co.	134,500	5,191,700
Merrill Lynch	37,000	1,995,780
		24,135,500
Energy—16.4%		
BP, ADR	150,000	8,737,500
ChevronTexaco	178,000	9,444,680
ConocoPhillips	24,500	2,065,595
Exxon Mobil	421,612	20,751,743
		40,999,518
Food, Beverage & Tobacco—18.0%		
Altria Group	315,000	15,264,900
Anheuser-Busch Cos.	108,000	5,394,600
Coca-Cola	250,000	10,165,000
Nestle, ADR	100,000	5,929,205
PepsiCo	166,000	8,230,280
		44,983,985
Hotel Restaurants & Leisure—1.2%		
McDonald's	100,000	**2,915,000**
Household & Personal Products—5.0%		
Colgate-Palmolive	75,000	3,346,500
Estee Lauder Cos., Cl. A	30,000	1,288,500
Procter & Gamble	156,000	7,984,080
		12,619,080

Common Stocks (continued)	Shares	Value ($)
Insurance–5.0%		
American International Group	68,425	4,154,082
Berkshire Hathaway, Cl. A	60 [a]	5,055,000
Marsh & McLennan Cos.	123,000	3,402,180
		12,611,262
Media–4.6%		
Fox Entertainment Group, Cl. A	25,000 [a]	741,500
McGraw-Hill Cos.	89,500	7,719,375
Time Warner	30,000 [a]	499,200
Viacom, Cl. B	70,000	2,554,300
		11,514,375
Pharmaceuticals & Biotechnology–13.1%		
Abbott Laboratories	127,000	5,414,010
Johnson & Johnson	125,000	7,297,500
Lilly (Eli) & Co.	92,000	5,051,720
Merck & Co.	109,000	3,412,790
Pfizer	400,000	11,580,000
		32,756,020
Retailing–6.6%		
Wal-Mart Stores	150,000	8,088,000
Walgreen	238,000	8,541,820
		16,629,820
Semiconductors & Semiconductor Equipment–4.4%		
Intel	490,000	**10,907,400**
Software & Services–2.8%		
Microsoft	250,000	**6,997,500**
Transportation–1.3%		
United Parcel Service, Cl. B	40,000	**3,167,200**
Total Common Stocks (cost $230,048,100)		**248,494,182**

Preferred Stocks−.7%	Shares	Value ($)
Media;		
News Corp, ADR, Cum., $.2153 (cost $1,391,500)	55,000	**1,729,200**
Total Investments (cost $231,439,600)	**100.2%**	**250,223,382**
Liabilities, Less Cash and Receivables	**(.2%)**	**(424,079)**
Net Assets	**100.0%**	**249,799,303**

ADR—American Depository Receipts

[a] Non-income producing.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Food, Beverage & Tobacco	18.0	Banking	5.1
Energy	16.4	Household & Personal Products	5.0
Pharmaceuticals & Biotechnology	13.1	Insurance	5.0
Diversified Financial Services	9.7	Other	15.0
Retailing	6.6		
Capital Goods	6.3		**100.2**

[†] Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	231,439,600	250,223,382
Cash		4,229
Receivable for investment securities sold		1,015,208
Dividends receivable		353,482
Receivable for shares of Capital Stock subscribed		19,602
		251,615,903
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		386,689
Bank note payable–Note 2		1,050,000
Payable for shares of Capital Stock redeemed		379,322
Interest payable–Note 2		589
		1,816,600
Net Assets ($)		**249,799,303**
Composition of Net Assets ($):		
Paid-in capital		269,683,581
Accumulated undistributed investment income–net		618,164
Accumulated net realized gain (loss) on investments		(39,286,224)
Accumulated net unrealized appreciation (depreciation) on investments		18,783,782
Net Assets ($)		**249,799,303**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	91,758,677	102,007,272	51,391,249	982	4,641,123
Shares Outstanding	6,012,656	6,984,962	3,521,549	64.267	308,578
Net Asset Value Per Share ($)	**15.26**	**14.60**	**14.59**	**15.28**	**15.04**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $28,197 foreign taxes withheld at source):

Unaffilliated issuers	5,958,961
Affiliated issuers	979
Income from securities lending	5,471
Total Income	**5,965,411**

Expenses:

Management fee–Note 3(a)	3,087,545
Distribution and service plan fees–Note 3(b)	2,094,084
Interest expense–Note 2	6,556
Loan commitment fees–Note 2	2,235
Total Expenses	**5,190,420**
Investment Income–Net	**774,991**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	(7,859,918)
Net unrealized appreciation (depreciation) on investments	16,595,756
Net Realized and Unrealized Gain (Loss) on Investments	**8,735,838**
Net Increase in Net Assets Resulting from Operations	**9,510,829**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004[a]	2003
Operations ($):		
Investment income−net	774,991	593,589
Net realized gain (loss) on investments	(7,859,918)	(8,603,573)
Net unrealized appreciation (depreciation) on investments	16,595,756	33,313,308
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,510,829**	**25,303,324**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(650,724)	−
Class B shares	(37,571)	−
Class C shares	(36,071)	−
Class T shares	(26,050)	−
Total Dividends	**(750,416)**	**−**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	38,531,514	25,359,780
Class B shares	6,056,735	11,478,601
Class C shares	6,118,260	10,978,619
Class R shares	1,000	−
Class T shares	356,271	254,677
Dividends reinvested:		
Class A shares	501,464	−
Class B shares	25,428	−
Class C shares	20,219	−
Class T shares	22,338	−
Cost of shares redeemed:		
Class A shares	(29,475,785)	(21,125,423)
Class B shares	(51,836,306)	(26,857,128)
Class C shares	(15,484,466)	(15,167,098)
Class T shares	(1,030,353)	(1,197,288)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(46,193,681)**	**(16,275,260)**
Total Increase (Decrease) in Net Assets	**(37,433,268)**	**9,028,064**
Net Assets ($):		
Beginning of Period	287,232,571	278,204,507
End of Period	**249,799,303**	**287,232,571**
Undistributed investment income−net	618,164	593,589

	Year Ended October 31,	
	2004[a]	2003
Capital Share Transactions:		
Class A[b]		
Shares sold	2,461,694	1,900,719
Shares issued for dividends reinvested	33,232	–
Shares redeemed	(1,892,695)	(1,535,716)
Net Increase (Decrease) in Shares Outstanding	**602,231**	**365,003**
Class B[b]		
Shares sold	403,107	874,043
Shares issued for dividends reinvested	1,749	–
Shares redeemed	(3,452,347)	(2,053,559)
Net Increase (Decrease) in Shares Outstanding	**(3,047,491)**	**(1,179,516)**
Class C		
Shares sold	407,303	833,021
Shares issued for dividends reinvested	1,391	–
Shares redeemed	(1,037,421)	(1,157,605)
Net Increase (Decrease) in Shares Outstanding	**(628,727)**	**(324,584)**
Class R		
Shares sold	**64**	**–**
Class T		
Shares sold	23,113	19,186
Shares issued for dividends reinvested	1,499	–
Shares redeemed	(66,702)	(88,898)
Net Increase (Decrease) in Shares Outstanding	**(42,090)**	**(69,712)**

[a] *Effective May 14, 2004 (commencement of initial offering) to October 31, 2004, for Class R shares.*

[b] *During the period ended October 31, 2004, 1,344,093 Class B shares representing $20,203,076 were automatically converted to 1,289,769 Class A shares and during the period ended October 31, 2003, 47,406 Class B shares representing $651,739 were automatically converted to 45,473 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended October 31,		
Class A shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.86	13.51	15.27	18.88	17.67
Investment Operations:					
Investment income−net[a]	.12	.10	.07	.05	.02
Net realized and unrealized gain (loss) on investments	.40	1.25	(1.83)	(3.66)	1.19
Total from Investment Operations	.52	1.35	(1.76)	(3.61)	1.21
Distributions:					
Dividends from investment income−net	(.12)	–	–	–	–
Net asset value, end of period	15.26	14.86	13.51	15.27	18.88
Total Return (%)[b]	3.48	9.99	(11.53)	(19.12)	6.85
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	.77	.74	.44	.27	.10
Portfolio Turnover Rate	.72	3.51	7.25	3.56	4.21
Net Assets, end of period ($ x 1,000)	91,759	80,401	68,183	70,431	89,166

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

Class B shares	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.22	13.03	14.83	18.48	17.43
Investment Operations:					
Investment income (loss)–net [a]	.00[b]	.00[b]	(.05)	(.08)	(.12)
Net realized and unrealized gain (loss) on investments	.38	1.19	(1.75)	(3.57)	1.17
Total from Investment Operations	.38	1.19	(1.80)	(3.65)	1.05
Distributions:					
Dividends from investment income–net	(.00)[b]	–	–	–	–
Net asset value, end of period	14.60	14.22	13.03	14.83	18.48
Total Return (%) [c]	2.77	9.13	(12.14)	(19.75)	6.02
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.10	2.10	2.10	2.10	2.10
Ratio of net investment income (loss) to average net assets	.02	.01	(.32)	(.48)	(.65)
Portfolio Turnover Rate	.72	3.51	7.25	3.56	4.21
Net Assets, end of period ($ x 1,000)	102,007	142,689	146,118	182,073	227,555

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
See notes to financial statements.

Class C shares	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.22	13.03	14.82	18.47	17.42
Investment Operations:					
Investment income (loss)−net [a]	.00[b]	.00[b]	(.05)	(.08)	(.12)
Net realized and unrealized gain (loss) on investments	.38	1.19	(1.74)	(3.57)	1.17
Total from Investment Operations	.38	1.19	(1.79)	(3.65)	1.05
Distributions:					
Dividends from investment income−net	(.01)	−	−	−	−
Net asset value, end of period	14.59	14.22	13.03	14.82	18.47
Total Return (%)[c]	2.73	9.13	(12.08)	(19.76)	6.03
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.10	2.10	2.10	2.10	2.10
Ratio of net investment income (loss) to average net assets	.02	.01	(.31)	(.48)	(.64)
Portfolio Turnover Rate	.72	3.51	7.25	3.56	4.21
Net Assets, end of period ($ x 1,000)	51,391	59,007	58,289	59,104	70,239

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

Class R Shares	Period Ended October 31, 2004[a]
Per Share Data ($):	
Net asset value, beginning of period	15.56
Investment Operations:	
Investment income—net[b]	.06
Net realized and unrealized gain (loss) on investments	(.34)
Total from Investment Operations	(.28)
Net asset value, end of period	15.28
Total Return (%)[c]	(1.80)
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets[c]	.51
Ratio of net investment income to average net assets[c]	.41
Portfolio Turnover Rate	.72
Net Assets, end of period ($ x 1,000)	1

[a] *From May 14, 2004 (commencement of initial offering) to October 31, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

	Year Ended October 31,				
Class T shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.64	13.36	15.12	18.75	17.60
Investment Operations:					
Investment income (loss)−net [a]	.08	.07	.03	.00[b]	(.03)
Net realized and unrealized gain (loss) on investments	.39	1.21	(1.79)	(3.63)	1.18
Total from Investment Operations	.47	1.28	(1.76)	(3.63)	1.15
Distributions:					
Dividends from investment income−net	(.07)	−	−	−	−
Net asset value, end of period	15.04	14.64	13.36	15.12	18.75
Total Return (%) [c]	3.25	9.58	(11.64)	(19.36)	6.53
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.60	1.60	1.60	1.60	1.60
Ratio of net investment income (loss) to average net assets	.52	.51	.18	.02	(.14)
Portfolio Turnover Rate	.72	3.51	7.25	3.56	4.21
Net Assets, end of period ($ x 1,000)	4,641	5,135	5,615	7,404	8,290

[a]   *Based on average shares outstanding at each month end.*
[b]   *Amount represents less than $.01 per share.*
[c]   *Exclusive of sales charge.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1–Significant Accounting Policies:

Dreyfus Premier Tax Managed Growth Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to provide investors with long-term capital appreciation consistent with minimizing realized capital gains and taxable current income. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim & Co.") serves as the fund's sub-investment adviser.

On January 29, 2004, the fund's Board of Directors approved, effective May 14, 2004, the addition of Class R shares.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of October 31, 2004, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held all of the Class R shares.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the funds calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR'S and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $618,164, accumulated capital losses $39,286,224 and unrealized appreciation $18,783,782.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $235,550 of the carryover expires in fiscal 2007, $3,064,821 expires in fiscal 2008, $5,341,001 expires in fiscal 2009, $14,181,361 expires in fiscal 2010, $8,603,573 expires in fiscal 2011 and $7,859,918 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003 were as follows: ordinary income $750,416 and $0, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2004, was approximately $410,800, with a related weighted average annualized interest rate of 1.57%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with Dreyfus, Dreyfus provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. Dreyfus also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay Dreyfus a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, Dreyfus pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to Dreyfus, are in fact paid directly by Dreyfus to the non-interested Directors.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim & Co., Dreyfus pays Sarofim & Co. an annual fee of .30 of 1% of the value of the fund's average daily net assets, payable monthly.

During the period ended October 31, 2004, the Distributor retained $21,811 and $553 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $346,267 and $10,118 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2004, Class A, Class B, Class C and Class T shares were charged $229,131, $948,052, $431,628 and $12,690, respectively, pursuant to their respective Plans. During the period ended October 31, 2004, Class B, Class C and Class T shares were charged $316,017, $143,876 and $12,690, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $234,190, Rule 12b-1 distribution plan fees $118,753 and service plan fees $33,746.

(c) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $2,022,001 and $47,957,063, respectively.

At October 31, 2004, the cost of investments for federal income tax purposes was $231,439,600; accordingly, accumulated net unrealized appreciation on investments was $18,783,782, consisting of $38,007,112 gross unrealized appreciation and $19,223,330 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Tax Managed Growth Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated herein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian. As to securities sold but not yet delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Tax Managed Growth Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated herein, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $750,416 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998–2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998–2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996–present)
• President and CEO, Himmel & Company, a real estate development company (1980–present)
• CEO, American Food Management, a restaurant company (1983–present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

———————————

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

———————————

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 93 investment companies (comprised of 186 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 93 investment companies (comprised of 186 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 94 investment companies (comprised of 202 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 94 investment companies (comprised of 202 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of Dreyfus, and an officer of 4 investment companies (comprised of 24 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of Dreyfus since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 88 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 195 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 94 investment companies (comprised of 202 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 74 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 39 investment companies (comprised of 85 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 106 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 94 investment companies (comprised of 202 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Premier
Tax Managed Growth Fund

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0149AR1004

Dreyfus Premier Small Cap Value Fund

ANNUAL REPORT October 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Small Cap Value Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Mark W. Sikorski, CFA.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, the rate of corporate earnings growth appears to have slowed dramatically and high energy prices threaten to erode the rate of economic growth. Though these factors may suggest the U.S. economy is moving toward a new phase of the business cycle, we believe the current economic cycle still favors higher-quality stocks, which currently offer favorable relative and absolute valuations.

Of course, the specific investments that may be right for you in today's economic and market environment depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific asset classes and investments that will satisfy your financial needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Mark W. Sikorski, CFA, Portfolio Manager

How did Dreyfus Premier Small Cap Value Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund's Class A, B, C, R and T shares produced total returns of 20.86%, 20.18%, 20.02%, 21.26% and 20.61%, respectively.[1] In comparison, the fund's benchmark, the Russell 2000 Value Index ("the Index"), produced a total return of 17.99%.[2]

As a group, small-cap value stocks produced above-average returns over the reporting period, which we attribute to better business conditions in a gradually recovering economy. The fund's returns outperformed its benchmark, primarily because we focused on the improving fundamentals of manufacturing and energy companies, and we avoided certain areas of the technology sector that lagged the rest of the market.

What is the fund's investment approach?

The fund seeks capital appreciation. Effective October 1, 2004, the fund changed its investment objective to its current objective. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small U.S. companies. We use a disciplined process that combines computer modeling techniques, fundamental analysis and risk management to select undervalued stocks for the fund.

In selecting securities, we use disciplined valuation models to identify undervalued stocks. Undervalued stocks are normally characterized by relatively low price-to-earnings and low price-to-book ratios. The models help analyze how a stock is priced relative to its perceived intrinsic value.

Next, based on fundamental analysis, we generally select the most attractive securities, drawing on a variety of sources, including internal as well as Wall Street research and company management.

Then the fund is constructed with a commitment to diversification, so that its sector weightings and risk characteristics are generally similar to those of the Index.

What other factors influenced the fund's performance?

The fund benefited from its emphasis on improving business fundamentals and attractive valuations among a carefully selected portfolio of small-cap companies. Indeed, early in the reporting period, a number of small-cap value stocks were selling at what we regarded as compelling prices. In our view, concerns regarding a relatively weak labor market, rising energy prices and ongoing instability in Iraq generally had dulled investors' enthusiasm for stocks. As we expected, prices of small-cap value stocks subsequently rose as their underlying businesses achieved higher earnings in the expanding economy. On average, small-cap value stocks significantly surpassed large-cap and small-cap growth stocks during the reporting period.

Within the small-cap value area, the energy, commodities and manufacturing sectors produced particularly impressive gains. As nations in the emerging markets began to invest more capital in their infrastructures, they turned to U.S. industrial companies for construction and other services. As a result, and with the help of solid domestic demand, the fund's industrial holdings, such as engine manufacturer Cummins, performed well. Similarly, strong demand from customers in China and the United States helped drive commodity prices higher, which helped produce gains for energy and steel stocks. Domestic natural gas producers, such as Houston Exploration, benefited from this environment, as did Quanex, a steel and aluminum manufacturer.

The fund also received positive contributions to performance from its investments in the financial sector. Despite rising short-term interest rates, financial stocks generally produced above-average returns. Profits of financial companies, such as Chicago-based Corus Bankshares, benefited from robust lending demand. Investments in real estate investment trusts also performed well as investors were rewarded by strong growth and attractive dividends.

On the other hand, a downturn in demand for various technology products presented difficulties for semiconductor equipment companies and other hardware manufacturers, causing their stock prices to fall. Fortunately, the fund offset some of its losses among hardware manufacturers by locking in gains on technology companies in other areas, such as software maker Novell, which was sold during the reporting period.

What is the fund's current strategy?

The fund's longstanding strategy is to invest in a diversified portfolio of stocks across most economic sectors. We strive to add value by selecting stocks in various industries, focusing on attractively valued companies that have strong earnings potential.

Although small-cap value stocks appreciated significantly during the reporting period, we believe that opportunities are likely to continue to arise in several areas. For example, we currently expect robust customer demand in capacity-constrained industries such as chemicals and trucking to enable companies in these businesses to gain pricing power. On the other hand, we have grown more cautious regarding certain interest-rate sensitive areas, particularly real estate investment trusts, which we believe may be vulnerable to a less accommodative monetary policy.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index, which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.*

FUND PERFORMANCE



17,500 — $17,413
$16,896

15,500 — $16,371
$16,308
$16,124

13,500

11,500

9,500

7,500

4/1/98 98 99 00 01 02 03 04

Dollars

Years Ended 10/31

Dreyfus Premier Small Cap
Value Fund (Class A shares) ———

Dreyfus Premier Small Cap
Value Fund (Class B shares) ———

Dreyfus Premier Small Cap
Value Fund (Class C shares) ······

Dreyfus Premier Small Cap
Value Fund (Class R shares) – – –

Russell 2000 Value Index† ·······

Comparison of change in value of $10,000 investment in Dreyfus Premier Small Cap Value
Fund Class A shares, Class B shares, Class C shares and Class R shares and the Russell 2000
Value Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

*The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class R shares
of Dreyfus Premier Small Cap Value Fund on 4/1/98 (inception date) to a $10,000 investment made in the Russell
2000 Value Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for
Class T shares will vary from the performance of Class A, Class B, Class C and Class R shares shown above due to
differences in charges and expenses.*

*Effective October 1, 2004, the fund changed its investment objective to seek capital appreciation. Historical performance
of the fund for periods before such date reflects the prior objective.*

*The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares
and all other applicable fees and expenses on all classes. The Index is an unmanaged index which measures the
performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. The
Index is an unmanaged index of small-cap stock market performance and is composed of the 2,000 smallest companies
in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total
market capitalization. The Index does not take into account charges, fees and other expenses. Further information relating
to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of
the prospectus and elsewhere in this report.*

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**4/1/98**	**13.94%**	**13.58%**	**7.52%**
without sales charge	**4/1/98**	**20.86%**	**14.93%**	**8.49%**
Class B shares				
with applicable redemption charge †	**4/1/98**	**16.18%**	**13.89%**	**7.77%**
without redemption	**4/1/98**	**20.18%**	**14.13%**	**7.77%**
Class C shares				
with applicable redemption charge ††	**4/1/98**	**19.02%**	**14.08%**	**7.70%**
without redemption	**4/1/98**	**20.02%**	**14.08%**	**7.70%**
Class R shares	**4/1/98**	**21.26%**	**15.25%**	**8.78%**
Class T shares				
with applicable sales charge (4.5%)	**3/1/00**	**15.15%**	**–**	**15.34%**
without sales charge	**3/1/00**	**20.61%**	**–**	**16.49%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Cap Value Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.85	$ 11.76	$ 11.75	$ 6.54	$ 9.15
Ending value (after expenses)	$1,080.80	$1,078.80	$1,077.50	$1,082.80	$1,080.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.61	$ 11.39	$ 11.39	$ 6.34	$ 8.87
Ending value (after expenses)	$1,017.60	$1,013.83	$1,013.83	$1,018.85	$1,016.34

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, 1.25% for Class R and 1.75% for Class T; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period)..*

October 31, 2004

Common Stocks—95.0%	Shares	Value ($)
Consumer Cyclical—10.5%		
Aztar	24,500 [a]	758,275
Blue Nile	17,600 [a,b]	427,680
Bon-Ton Stores	56,300	675,600
Brown Shoe Company	27,000	737,100
CBRL Group	26,500	960,890
CSK Auto	49,500 [a]	724,680
Cache	57,800 [a]	907,171
Cato, Cl. A	32,500	746,200
Group 1 Automotive	27,400 [a]	775,146
Helen Of Troy Limited	29,500 [a]	783,225
K2	57,600 [a]	934,272
Landry's Restaurants	33,300	901,764
Linens 'n Things	38,000 [a]	915,040
Multimedia Games	63,500 [a,b]	838,200
NBTY	29,600 [a]	815,184
Oakley	52,500	666,750
Pacific Sunwear of California	37,000 [a]	867,280
Pep Boys—Manny, Moe & Jack	60,600	861,732
Russell	38,000	657,020
Sonic Automotive	43,100	871,913
Sports Authority	31,500 [a]	761,670
Stage Stores	21,600 [a]	777,816
Thor Industries	33,000	917,730
Toro	10,700	730,275
Water Pik Technologies	41,000 [a]	642,060
		19,654,673
Consumer Staples—3.0%		
Chiquita Brands International	62,500 [a]	1,126,250
Flowers Foods	27,700	702,472
Hain Celestial Group	37,600 [a]	608,368
Jarden	33,800 [a]	1,187,056
Lance	29,500	497,960
Sensient Technologies	36,000	781,920
Smithfield Foods	28,000 [a]	678,440
		5,582,466

Common Stocks (continued)	Shares	Value ($)
Energy Related–9.5%		
Cimarex Energy	29,200 a	1,047,696
Comstock Resources	17,000 a	374,000
Energen	13,500	726,030
Forest Oil	39,500 a	1,204,750
Grant Prideco	43,100 a	886,136
Gulf Island Fabrication	15,000	306,900
Houston Exploration	27,000 a	1,582,200
Hydril	14,600 a	642,254
Key Energy Services	80,800 a	929,200
Magnum Hunter Resources	55,500 a	671,550
National Fuel Gas	23,300	652,866
New Jersey Resources	25,300	1,040,083
ONEOK	30,500	818,010
Piedmont Natural Gas	22,200	1,010,766
Plains Exploration & Production	34,000 a	850,000
Remington Oil & Gas	29,000 a	737,760
Superior Energy Services	71,000 a	915,190
Tesoro Petroleum	34,100 a	1,032,548
Todco, Cl. A	32,700 a	554,919
Unit	32,700 a	1,212,843
Whiting Petroleum	18,500 a	549,080
		17,744,781
Financial Services–1.7%		
Asset Acceptance Capital	54,700 a	996,907
BISYS Group	45,300 a	661,380
Cash America International	37,500	948,750
New Century Financial	9,900	545,985
		3,153,022
Health Care–5.2%		
Accredo Health	30,400 a	700,112
Aphton	86,000 a,b	309,600
Applera–Celera Genomics Group	39,000	499,980
Bradley Pharmaceuticals	47,200 a,b	781,632
Cell Genesys	62,500 a,b	410,000
DaVita	39,000 a	1,155,180
Diversa	41,000 a	353,420
Endo Pharmaceuticals Holdings	57,000 a	1,242,600

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
IDEXX Laboratories	16,500 a,b	822,360
PacifiCare Health Systems	28,600 a	1,018,732
Quidel	123,000 a	693,720
Trimeris	47,000 a	540,970
USANA Health Sciences	15,000 a,b	447,450
Watson Pharmaceuticals	27,000 a	756,810
		9,732,566
Interest Sensitive−24.2%		
ASTA Funding	44,700	807,952
Allmerica Financial	40,600 a	1,222,060
American Equity Investment Life Holding	111,000	1,090,020
American Financial Reality Trust	60,300 b	886,410
American Home Mortgage Investment	31,000	856,530
American Land Lease	31,000	615,660
AmericanWest Bancorporation	35,400 a	702,690
AmerUs Group	23,000	960,940
Arch Capital Group	23,700 a	890,409
Ashford Hospitality Trust	50,800	492,252
Boykin Lodging	114,000 a	957,600
CNA Surety	30,000 a	353,100
Capital City Bank Group	12,800	500,608
CapitalSource	37,000 a	828,800
Capitol Bancorp	15,000	460,350
Central Pacific Financial	33,000	1,008,150
City Holding	22,100	765,765
Columbia Banking System	37,085	908,583
Corus Bankshares	12,700	584,327
Equity Inns	85,500	812,250
First Citizens BancShares, Cl. A	8,700	1,026,165
First Industrial Realty Trust	19,300	744,980
First Niagara Fianancial Group	84,100	1,172,354
FirstFed Financial	9,700 a	498,580
Flagstar Bancorp	51,000	1,065,390
Franklin Bank	59,700 a	985,050
Fremont General	63,500	1,365,250
Glacier Bancorp	23,600	746,940
Glenborough Realty Trust	29,200	613,200

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Gold Banc	43,100	627,105
Great American Financial Resources	42,000	659,400
HRPT Properties Trust	93,500	1,046,265
Hanmi Financial	31,500	956,970
Heritage Property Investment Trust	24,200 b	740,278
ITLA Capital	10,000 a	484,210
Integra Bank	35,000	767,200
Irwin Financial	38,700	964,791
La Quinta	81,000 a	652,050
Lakeland Financial	19,600	696,584
LandAmerica Financial Group	14,400	704,880
MFA Mortgage Investments	30,000	253,200
MainSource Financial Group	39,000	840,450
Mercantile Bank	16,195	609,256
MeriStar Hospitality	195,000 a	1,138,800
Mid-State Bancshares	22,500	603,675
Odyssey Re Holdings	32,200 b	703,892
Ohio Casualty	39,500 a	824,760
Phoenix Cos.	73,000	770,150
Platinum Underwriters Holdings	22,500	658,125
PrivateBancorp	24,000	776,400
Senior Housing Properties Trust	43,600	817,936
South Financial Group	25,000	750,500
Southwest Bancorp	28,000	657,440
Taylor Capital Group	25,000	733,750
TierOne	20,000	445,600
UCBH Holdings	15,700	676,513
Umpqua Holdings	30,400	756,352
WSFS Financial	18,300	993,782
		45,232,679
Producer Goods & Services–22.2%		
Agrium	45,000	746,550
Airgas	28,600	703,560
Albermarle	18,200	652,470
Anchor Glass Container	58,872	506,299
Arch Chemicals	28,200	799,470
Arch Coal	20,600	669,912

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Beazer Homes USA	10,700 b	1,174,646
Belden CDT	25,000 b	555,750
Building Materials Holding	33,500	968,150
CIRCOR International	9,100	172,445
CLARCOR	21,000	1,035,300
CNH Global	48,000	818,400
Calgon Carbon	71,000	488,480
Carlisle Cos.	14,000	813,820
Century Aluminum	37,000 a	856,180
Cleveland-Cliffs	7,700 a,b	561,330
Covenant Transport, Cl. A	42,000 a	727,230
Crown Holdings	97,500 a	1,106,625
Cummins	11,900	833,952
Cytec Industries	14,700	683,697
Dominion Homes	25,000 a	520,500
Eagle Materials	13,700	946,807
EnPro Industries	41,500 a	911,340
FMC	15,500 a	679,675
Flowserve	31,000 a	668,980
Georgia Gulf	6,100	276,147
Gibraltar Industries	25,500	892,755
Griffon	41,700 a	927,825
Hercules	46,500 a	664,020
Hovnanian Enterprises, Cl. A	24,200 a	908,468
Hughes Supply	22,000	625,020
J.B. Hunt Transport Services	18,500	755,910
Jacuzzi Brands	101,000 a	873,650
Kadant	43,800 a	790,590
Moog, Cl. A	20,300 a	761,859
Mueller Industries	17,600	469,216
Orbital Sciences	69,500 a	719,325
Owens-Illinois	26,500 a,b	491,045
Pacer International	65,600 a	1,164,400
PolyOne	89,000 a	673,730
Quanex	13,600	689,520
RPM International	44,000	775,720
Regal-Beloit	32,200	753,480

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Schulman, (A.)	34,000	674,900
Sonoco Products	28,000	746,200
Spartech	30,800	776,160
Swift Transportation Co.	38,200 a	721,980
Terex	17,800 a	676,400
Terra Industries	83,000 a	634,950
Tredegar	26,000	435,500
URS	22,500 a	621,000
USF	16,400	587,776
USG	55,900 a,b	1,251,601
WCI Communities	42,000 a	991,200
Yellow Roadway	18,000 a	863,820
York International	18,700	595,408
		41,391,143
Services−7.1%		
BrightPoint	24,000 a	364,560
CIBER	97,000 a	876,880
Century Business Services	137,000 a	606,910
Corillian	148,000 a	728,160
Cornell Cos.	83,800 a	1,156,440
Entravision Communications, Cl.A	78,500 a	631,925
Euronet Worldwide	36,000 a	825,120
Gray Television	64,600	857,888
Healthcare Services Group	53,000	982,090
Labor Ready	57,800 a	829,430
MPS Group	107,000 a	1,126,710
Perot Systems, Cl. A	33,500 a	537,005
Rent-A-Center	28,100 a	674,119
Sykes Enterprises	102,000 a	608,430
Thomas Nelson	36,000	797,040
Volt Information Sciences	23,100 a	671,055
Waste Connections	11,500 a	362,480
Watson Wyatt & Company Holdings	19,500	517,725
		13,153,967
Technology−9.4%		
Amphenol, Cl. A	21,800 a	748,394

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
Artesyn Technologies	27,000	a	261,900
AsiaInfo Holdings	100,000	a	470,000
Axcelis Technologies	93,000	a	799,800
Brocade Communications Systems	53,500	a	363,265
C-COR	98,000	a	736,960
Checkpoint Systems	58,500	a	1,000,350
Comtech Telecommunications	19,500	a	534,495
Electro Scientific Industries	29,700	a	503,712
Foundry Networks	64,000	a	776,320
Heidrick & Struggles International	21,800	a	624,243
Hypercom	52,000	a	336,960
Integrated Device Technology	54,000	a	638,280
Intervoice	63,000	a	779,940
Interwoven	60,000	a	544,200
Lionbridge Technologies	115,000	a	539,350
MEMC Electronic Materials	91,300	a	858,220
Metrologic Instruments	43,800	a	816,870
MicroStrategy, Cl. A	12,900	a	773,742
PalmOne	24,000	a,b	695,280
Ptek Holdings	140,000	a	1,394,400
RadiSys	65,200	a	865,856
Skyworks Solutions	36,000	a	320,040
Standard Microsystems	38,100	a	838,962
Symbol Technologies	48,000		705,120
UTStarcom	38,200	a	653,984
			17,580,643
Utilities—2.2%			
ALLETE	24,500		832,510
Alliant Energy	31,800		838,884
Black Hills	19,400		571,524
Calpine	157,000	a,b	390,930
Cleco	45,500		829,010
Great Plains Energy	21,100		601,139
			4,063,997
Total Common Stocks			
(cost $166,180,048)			**177,289,937**

Bonds and Notes–.1%	Principal Amount ($)	Value ($)
Producer Goods & Services;		
Mueller Industries, Notes, 6%, 2014 (cost $145,000)	145,350	**143,387**

Short-Term Investments–5.0%		
Repurchase Agreements;		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 1.77% dated 10/29/2004 to be repurchased at $9,301,372 on 11/1/2004, collateralized by $9,040,000 Federal Home Loan Mortgage Corp. Notes, 5% due 7/15/2014, value $9,488,524 (cost $9,300,000)	9,300,000	**9,300,000**

Investment of Cash Collateral for Securities Loaned–4.4%	Shares	Value ($)
Dreyfus Institutional Cash Advantage Plus (cost $8,241,651)	8,241,651 c	**8,241,651**
Total Investments (cost $183,866,699)	**104.5%**	**194,974,975**
Liabilities, Less Cash and Receivables	**(4.5%)**	**(8,400,167)**
Net Assets	**100.0%**	**186,574,808**

a   *Non-income producing.*
b   *All or a portion of these securities are on loan. At October 31, 2004, the total market value of the fund's securities on loan is $7,859,156 and the total market value of the collateral held by the fund is $8,241,651.*
c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Interest Sensitive	24.2	Short-Term/Money Market Investments	9.4
Producer Goods & Services	22.2	Services	7.1
Consumer Cyclical	10.5	Health Care	5.2
Energy Related	9.5	Other	7.0
Technology	9.4		**104.5**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $7,859,156)–Note 1(b):		
Unaffiliated issuers	175,625,048	186,733,324
Affiliated issuers	8,241,651	8,241,651
Cash		2,234,042
Receivable for investment securities sold		2,705,576
Receivable for shares of Capital Stock subscribed		1,466,608
Dividends and interest receivable		100,867
		201,482,068
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		250,920
Liability for securities on loan–Note 1(b)		8,241,651
Payable for investment securities purchased		6,244,206
Payable for shares of Capital Stock redeemed		170,083
Loan commitment fee payable		400
		14,907,260
Net Assets ($)		**186,574,808**
Composition of Net Assets ($):		
Paid-in capital		163,174,543
Accumulated undistributed investment income–net		77,858
Accumulated net realized gain (loss) on investments		12,214,131
Accumulated net unrealized appreciation (depreciation) on investments		11,108,276
Net Assets ($)		**186,574,808**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	116,827,884	23,897,191	26,827,573	15,740,332	3,281,828
Shares Outstanding	5,786,579	1,229,015	1,378,930	772,111	164,172
Net Asset Value Per Share ($)	**20.19**	**19.44**	**19.46**	**20.39**	**19.99**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $665 foreign taxes withheld at source)	1,505,206
Interest	45,159
Income on securities lending	37,849
Total Income	**1,588,214**
Expenses:	
Management fee–Note 3(a)	1,216,281
Distribution and service plan fees–Note 3(b)	511,605
Loan commitment fees–Note 2	1,098
Interest expense–Note 2	64
Total Expenses	**1,729,048**
Investment (Loss)–Net	**(140,834)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	12,397,840
Net unrealized appreciation (depreciation) on investments	5,335,770
Net Realized and Unrealized Gain (Loss) on Investments	**17,733,610**
Net Increase in Net Assets Resulting from Operations	**17,592,776**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment (loss)−net	(140,834)	(54,202)
Net realized gain (loss) on investments	12,397,840	3,119,371
Net unrealized appreciation (depreciation) on investments	5,335,770	8,462,478
Net Increase (Decrease) in Net Assets Resulting from Operations	**17,592,776**	**11,527,647**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(1,482,128)	–
Class B shares	(909,498)	–
Class C shares	(361,973)	–
Class R shares	(94,350)	–
Class T shares	(42,850)	–
Total Dividends	**(2,890,799)**	**–**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	105,146,002	9,519,048
Class B shares	7,446,672	6,159,042
Class C shares	19,999,283	2,298,111
Class R shares	14,181,672	848,385
Class T shares	2,999,650	700,107
Dividends reinvested:		
Class A shares	1,257,906	–
Class B shares	684,460	–
Class C shares	267,228	–
Class R shares	93,752	–
Class T shares	42,331	–
Cost of shares redeemed:		
Class A shares	(16,132,681)	(3,771,298)
Class B shares	(6,754,808)	(4,687,834)
Class C shares	(2,077,462)	(2,478,592)
Class R shares	(1,317,059)	(453,807)
Class T shares	(774,730)	(288,861)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**125,062,216**	**7,844,301**
Total Increase (Decrease) in Net Assets	**139,764,193**	**19,371,948**
Net Assets ($):		
Beginning of Period	46,810,615	27,438,667
End of Period	**186,574,808**	**46,810,615**
Undistributed investment income−net	77,858	–

| | Year Ended October 31, | |
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	5,536,356	625,140
Shares issued for dividends reinvested	71,004	–
Shares redeemed	(847,803)	(268,806)
Net Increase (Decrease) in Shares Outstanding	**4,759,557**	**356,334**
Class B[a]		
Shares sold	403,222	436,213
Shares issued for dividends reinvested	39,935	–
Shares redeemed	(368,447)	(345,734)
Net Increase (Decrease) in Shares Outstanding	**74,710**	**90,479**
Class C		
Shares sold	1,087,810	155,862
Shares issued for dividends reinvested	15,546	–
Shares redeemed	(113,931)	(180,679)
Net Increase (Decrease) in Shares Outstanding	**989,425**	**(24,817)**
Class R		
Shares sold	721,226	54,832
Shares issued for dividends reinvested	5,255	–
Shares redeemed	(68,288)	(34,244)
Net Increase (Decrease) in Shares Outstanding	**658,193**	**20,588**
Class T		
Shares sold	157,160	47,319
Shares issued for dividends reinvested	2,409	–
Shares redeemed	(41,358)	(19,725)
Net Increase (Decrease) in Shares Outstanding	**118,211**	**27,594**

[a] *During the period ended October 31, 2004, 47,407 Class B shares representing $876,275 were automatically converted to 45,765 Class A shares and during the period ended October 31, 2003, 20,695 Class B shares representing $283,288 were automatically converted to 20,149 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	17.43	12.32	12.11	11.75	10.63
Investment Operations:					
Investment income–net[a]	.03	.04	.05	.10	.06
Net realized and unrealized gain (loss) on investments	3.50	5.07	.25	.32	1.06
Total from Investment Operations	3.53	5.11	.30	.42	1.12
Distributions:					
Dividends from investment income–net	–	–	(.06)	(.06)	–
Dividends from net realized gain on investments	(.77)	–	(.03)	–	–
Total Distributions	(.77)	–	(.09)	(.06)	–
Net asset value, end of period	20.19	17.43	12.32	12.11	11.75
Total Return (%)[b]	20.86	41.48	2.47	3.55	10.54
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.50	1.50	1.50	1.51	1.50
Ratio of net investment income to average net assets	.16	.27	.33	.82	.59
Portfolio Turnover Rate	136.35	147.81	95.03	112.09	101.02
Net Assets, end of period ($ x 1,000)	116,828	17,901	8,260	4,574	4,392

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

			Year Ended October 31,		
Class B shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.91	12.04	11.89	11.56	10.54
Investment Operations:					
Investment income (loss)−net[a]	(.13)	(.06)	(.06)	.00[b]	(.02)
Net realized and unrealized gain (loss) on investments	3.43	4.93	.26	.33	1.04
Total from Investment Operations	3.30	4.87	.20	.33	1.02
Distributions:					
Dividends from investment income−net	−	−	(.02)	−	−
Dividends from net realized gain on investments	(.77)	−	(.03)	−	−
Total Distributions	(.77)	−	(.05)	−	−
Net asset value, end of period	19.44	16.91	12.04	11.89	11.56
Total Return (%)[c]	20.18	40.45	1.69	2.85	9.68
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.25	2.25	2.25	2.27	2.25
Ratio of net investment income (loss) to average net assets	(.73)	(.45)	(.44)	.03	(.15)
Portfolio Turnover Rate	136.35	147.81	95.03	112.09	101.02
Net Assets, end of period ($ x 1,000)	23,897	19,519	12,804	6,591	1,658

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class C shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.94	12.06	11.90	11.57	10.55
Investment Operations:					
Investment income (loss)−net [a]	(.12)	(.06)	(.06)	.01	(.02)
Net realized and unrealized gain (loss) on investments	3.41	4.94	.25	.32	1.04
Total from Investment Operations	3.29	4.88	.19	.33	1.02
Distributions:					
Dividends from net realized gain on investments	(.77)	−	(.03)	−	−
Net asset value, end of period	19.46	16.94	12.06	11.90	11.57
Total Return (%) [b]	20.02	40.46	1.61	2.85	9.67
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.25	2.25	2.25	2.27	2.25
Ratio of net investment income (loss) to average net assets	(.63)	(.45)	(.44)	.05	(.17)
Portfolio Turnover Rate	136.35	147.81	95.03	112.09	101.02
Net Assets, end of period ($ x 1,000)	26,828	6,598	4,996	2,012	1,014

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class R shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	17.54	12.36	12.17	11.80	10.65
Investment Operations:					
Investment income–net [a]	.10	.08	.08	.14	.09
Net realized and unrealized gain (loss) on investments	3.52	5.10	.25	.32	1.06
Total from Investment Operations	3.62	5.18	.33	.46	1.15
Distributions:					
Dividends from investment income–net	–	–	(.11)	(.09)	–
Dividends from net realized gain on investments	(.77)	–	(.03)	–	–
Total Distributions	(.77)	–	(.14)	(.09)	–
Net asset value, end of period	20.39	17.54	12.36	12.17	11.80
Total Return (%)	21.26	41.91	2.64	3.88	10.80
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.25	1.25	1.25	1.26	1.25
Ratio of net investment income to average net assets	.58	.55	.58	1.07	.84
Portfolio Turnover Rate	136.35	147.81	95.03	112.09	101.02
Net Assets, end of period ($ x 1,000)	15,740	1,998	1,154	589	631

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended October 31,				
Class T shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	17.30	12.25	12.10	11.72	10.34
Investment Operations:					
Investment income (loss)−net[b]	(.02)	.00[c]	.01	.06	.02
Net realized and unrealized gain (loss) on investments	3.48	5.05	.25	.35	1.36
Total from Investment Operations	3.46	5.05	.26	.41	1.38
Distributions:					
Dividends from investment income−net	−	−	(.08)	(.03)	−
Dividends from net realized gain on investments	(.77)	−	(.03)	−	−
Total Distributions	(.77)	−	(.11)	(.03)	−
Net asset value, end of period	19.99	17.30	12.25	12.10	11.72
Total Return (%)[d]	20.61	41.22	2.09	3.46	13.35[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.75	1.75	1.75	1.77	1.17[e]
Ratio of net investment income (loss) to average net assets	(.12)	.00[f]	.05	.52	.21[e]
Portfolio Turnover Rate	136.35	147.81	95.03	112.09	101.02
Net Assets, end of period ($ x 1,000)	3,282	795	225	48	1

[a] From March 1, 2000 (commencement of initial offering) to October 31, 2000.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Amount represents less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Cap Value Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act") as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. Prior to October 1, 2004, the fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that are consistently superior to the Russell 2000 Value Index. On July 20, 2004, the Board of Directors approved changing the fund's objective. Effective October 1, 2004, the fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes: Class A, Class B, Class C and Class R and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $9,145,414, undistributed capital gains $3,135,326 and unrealized appreciation $11,119,525.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $1,824,436 and $0 and long term capital gain $1,066,363 and $0, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to net operating losses and real estate investment trusts, the fund increased accumulated undistributed investment income-net by $218,692, decreased accumulated net realized gain (loss) on investments by $158,954 and decreased paid-in capital by $59,738. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2004, was approximately $4,500, with a related weighted average annualized interest rate of 1.43%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.25% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the

expenses of the fund, except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended October 31, 2004, the Distributor retained $49,360 and $606 from commissions earned on sales of fund's Class A and T shares, respectively, and $33,991 and $5,983 from contingent deferred sales charges on redemptions of the fund's Class B and C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the

Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2004, Class A, Class B, Class C and Class T shares were charged $136,440, $164,340, $110,719 and $4,210, respectively, pursuant to their respective Plans, and Class B, Class C and Class T shares were charged $54,780, $36,906 and $4,210, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $185,839, Rule 12b-1 distribution plan fees $54,272 and shareholder services plan fees $10,809.

(c) The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $243,882,374 and $130,467,396, respectively.

At October 31, 2004, the cost of investments for federal income tax purposes was $183,855,450; accordingly, accumulated net unrealized appreciation on investments was $11,119,525, consisting of $14,985,128 gross unrealized appreciation and $3,865,603 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on

September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Small Cap Value Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc. including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated herein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian and broker. As to securities purchased and sold but not received or delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Small Cap Value Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated herein, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

For federal tax purposes, the fund hereby designates $.2740 per share as a long-term capital gain distribution of the $.7470 per share paid on December 12, 2003 and also designates $.0090 per share as a long-term capital gain distribution of the $.0210 per share paid on March 31, 2004.

The fund also designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $225,923 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998–2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998–2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996–present)
• President and CEO, Himmel & Company, a real estate development company (1980–present)
• CEO, American Food Management, a restaurant company (1983–present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The the Manager Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Small Cap Value Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0148AR1004

Dreyfus Premier Midcap Stock Fund

ANNUAL REPORT October 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Midcap Stock Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, John O'Toole.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, the rate of corporate earnings growth appears to have slowed dramatically and high energy prices threaten to erode the rate of economic growth. Though these factors may suggest the U.S. economy is moving toward a new phase of the business cycle, we believe the current economic cycle still favors higher-quality stocks, which currently offer favorable relative and absolute valuations.

Of course, the specific investments that may be right for you in today's economic and market environment depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific asset classes and investments that will satisfy your financial needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

John O'Toole, Portfolio Manager

How did Dreyfus Premier Midcap Stock Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund produced total returns of 8.10% for Class A shares, 7.31% for Class B shares, 7.30% for Class C shares, 8.38% for Class R shares and 7.83% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), which produced a total return of 11.04% for the same period.[2]

We attribute these results to a generally positive environment for midcap stocks. Stock prices generally rose amid evidence of stronger U.S. and global economic growth, which more than made up for weakness stemming from higher energy prices and ongoing geopolitical concerns. While the fund shared in the market's overall gains, disappointing results from some holdings, particularly in the health care and financial sectors, caused the fund's returns to lag its benchmark during the first half of the reporting period. However, the fund's relative performance improved during the second half of the reporting period, when market sentiment shifted toward the types of higher-quality, value-oriented stocks in which the fund primarily invests.

What is the fund's investment approach?

The fund seeks capital appreciation. Effective October 1, 2004, the fund changed its investment objective to its current objective. The objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of midsize companies.

The fund invests primarily in a blended portfolio of growth and value stocks of mid-capitalization companies, which are chosen through a disciplined investment process that combines computer-modeling techniques, fundamental analysis and risk management.

The quantitatively driven valuation process identifies and ranks approximately 2,500 midcap stocks based on more than a dozen different valuation inputs. Those inputs, which we believe can have an important influence on stock returns, include, among other things, earnings estimates, profit margins and growth in cash flow. Based on our analysis of which inputs are being rewarded by investors, we establish weightings for each input and make continuous adjustments for the uniqueness of various industries and economic sectors. For example, if the equity markets were rewarding companies with strong growth in cash flow, then we would add more weight to our growth-in-cash-flow input.

After considering the different valuation factors, our investment management team conducts fundamental research on each stock, which ultimately results in their buy-and-sell recommendations. The fund seeks to own the best-performing stocks within each economic sector of the midcap market. By maintaining an economic sector–neutral stance, we allow individual stock selection to drive the portfolio's performance.

What other factors influenced the fund's performance?

Oil and gas prices began to rise sharply early in the reporting period, driven by strong industrial demand in the United States and China and constrained supplies of oil and gas. Prices of energy stocks climbed as a result, and the energy sector proved to be the market's strongest performing sector for the reporting period overall. The fund's energy holdings generated higher returns than the benchmark's energy component, led by refinery operators Valero Energy and Sunoco; independent exploration and production companies, such as Houston Exploration; and natural gas companies, such as Southwestern Energy, which the fund has subsequently sold.

The fund, prior to selling its position, also achieved attractive gains from its investment in poultry processor Pilgrim's Pride, which benefited from greater public acceptance of high-protein, low-carbohydrate diets. The fund's technology holdings undermined returns during the first half of the reporting period, but improved during the second half of the reporting period. In the technology sector, strong results from Cabot Microelectronics and Plantronics offset weaker performers, such as SanDisk.

The fund's relative performance was hurt primarily by disappointments among the fund's health care and financial holdings. Generic drug manufacturers Mylan Laboratories and Par Pharmaceutical Companies were sold out of the portfolio as they experienced company-specific problems as well as heightened competitive pressures from large-cap pharmaceutical companies. Unfortunate timing in the purchase of biotechnology stock ImClone Systems further undermined the fund's performance. Declines among some of the fund's financial holdings, such as New York Community Bancorp and Knight Trading Group, which was sold during the reporting period, more than offset gains in other financial stocks, such as New Century Financial.

What is the fund's current strategy?

As investor sentiment shifted toward higher-quality, more value-oriented stocks during the second half of the reporting period, we have continued to place slightly greater emphasis on value criteria than on growth criteria when selecting individual stocks. More specifically, we have emphasized what we believe to be financially sound companies with low debt levels and strong cash flows. In light of recent market volatility, we also have positioned the fund to take advantage of short-term price fluctuations, with an eye toward locking in profits among holdings that have appreciated more rapidly, and moving those proceeds into other attractively valued midcap issues. In our view, these strategies position the fund well in today's environment of moderate economic growth and gradually rising interest rates.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize-company segment of the U.S. market.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Midcap Stock Fund Class A shares and Class R shares and the Standard & Poor's MidCap 400 Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares and Class R shares of Dreyfus Premier Midcap Stock Fund on 10/31/94 to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C and Class T shares will vary from the performance of Class A and Class R shares shown above due to differences in charges and expenses.

Effective October 1, 2004, the fund changed its investment objective to seek capital appreciation. Historical performance of the fund for periods before such date reflects the prior objective.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		1.86%	4.93%	12.15%	
without sales charge		8.10%	6.18%	12.81%	
Class B shares					
with applicable redemption charge †	1/16/98	3.31%	5.07%	–	5.81%††
without redemption	1/16/98	7.31%	5.39%	–	5.81%††
Class C shares					
with applicable redemption charge †††	1/16/98	6.30%	5.40%	–	5.76%
without redemption	1/16/98	7.30%	5.40%	–	5.76%
Class R shares		8.38%	6.45%	13.09%	
Class T shares					
with applicable sales charge (4.5%)	8/16/99	2.95%	4.94%	–	4.55%
without sales charge	8/16/99	7.83%	5.91%	–	5.48%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Midcap Stock Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.95	$ 10.79	$ 10.79	$ 5.67	$ 8.23
Ending value (after expenses)	$1,048.30	$1,044.80	$1,044.70	$1,049.70	$1,046.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.85	$ 10.63	$ 10.63	$ 5.58	$ 8.11
Ending value (after expenses)	$1,018.35	$1,014.58	$1,014.58	$1,019.61	$1,017.09

† *Expenses are equal to the fund's annualized expense ratio of 1.35% for Class A, 2.10% for Class B, 2.10% for Class C, 1.10% for Class R and 1.60% for Class T; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

October 31, 2004

Common Stocks—100.2%	Shares	Value ($)
Consumer Cyclical—14.9%		
Abercrombie & Fitch, Cl. A	41,600	1,629,888
Aeropostale	49,400 a	1,558,570
Applebee's International	66,900 b	1,530,003
Autoliv	30,200	1,291,050
Bandag	31,500	1,449,000
Barnes & Noble	46,000 a	1,530,420
CBRL Group	26,350	955,451
CEC Entertainment	37,100 a	1,410,542
Claire's Stores	74,350	1,934,587
Coach	26,850 a	1,252,016
Dollar General	70,750	1,361,937
GTECH Holdings	95,800	2,267,586
Gentex	46,300	1,528,363
HNI	27,000	1,090,800
Harrah's Entertainment	29,350 b	1,717,562
La-Z-Boy	54,850 b	723,471
Lear	18,750	1,011,000
May Department Stores	52,900	1,378,574
Michaels Stores	70,500	2,051,550
NBTY	29,800 a	820,692
Pep Boys-Manny, Moe & Jack	50,950	724,509
Polaris Industries	22,150	1,314,603
Timberland, Cl. A	21,400 a	1,313,960
Tuesday Morning	46,200 a	1,507,968
V.F.	32,700	1,760,241
Whole Foods Market	34,900	2,841,907
		37,956,250
Consumer Staples—3.4%		
Blyth	56,200	1,689,934
Del Monte Foods	80,300 a	857,604
Fresh Del Monte Produce	50,550 b	1,327,948
Jarden	28,150 a	988,628
Sensient Technologies	48,650	1,056,678
Smithfield Foods	47,700 a	1,155,771
Tyson Foods, Cl. A	112,400 b	1,629,800
		8,706,363

Common Stocks (continued)	Shares	Value ($)
Energy Related–10.4%		
Amerada Hess	9,250	746,568
Cal Dive International	43,700 a	1,547,417
Energen	28,950	1,556,931
Grant Prideco	63,600 a	1,307,616
Houston Exploration	32,300 a	1,892,780
Hydril	29,350 a	1,291,106
Magnum Hunter Resources	144,100 a	1,743,610
Newfield Exploration	27,450 a	1,597,590
Pogo Producing	39,400	1,806,490
Precision Drilling	31,800 a	1,960,788
Questar	64,650	3,103,200
Sunoco	18,550	1,379,378
Superior Energy Services	115,650 a	1,490,728
TETRA Technologies	37,800 a	1,131,732
Unit	34,200 a	1,268,478
Valero Energy	34,400	1,478,168
Varco International	47,300 a	1,309,264
		26,611,844
Health Care–10.5%		
Affymetrix	43,300 a	1,320,650
Apria Healthcare Group	55,425 a	1,516,428
Beckman Coulter	37,100	2,207,450
Bradley Pharmaceuticals	43,400 a,b	718,704
Charles River Laboratories International	33,000 a	1,544,070
Coventry Health Care	52,700 a,b	2,155,430
Diagnostic Products	26,750	1,181,012
Health Net	71,450 a	1,733,377
Henry Schein	30,450 a	1,925,354
IVAX	132,450 a	2,397,345
ImClone Systems	14,250 a	624,150
Invacare	24,650	1,138,337
Millipore	32,150 a	1,478,578
PacifiCare Health Systems	50,200 a	1,788,124
Select Medical	60,700	1,043,433
Varian Medical Systems	75,550 a	3,033,333
Watson Pharmaceuticals	35,100 a	983,853
		26,789,628

Common Stocks (continued)	Shares		Value ($)
Interest Sensitive—18.8%			
Astoria Financial	44,700		1,747,323
Bank of Hawaii	49,550		2,366,013
Bear Stearns Cos.	18,850		1,786,037
CIT Group	45,900		1,854,360
CharterMac	34,200		792,072
Cincinnati Financial	37,550		1,567,713
Colonial BancGroup	93,500	b	2,024,275
Commerce Bancshares	34,200		1,679,220
Dime Bancorp (Warrants)	68,300	a	8,196
Doral Financial	38,100		1,599,438
Everest Re Group	31,550		2,504,123
FelCor Lodging Trust	106,300	a	1,235,206
Fidelity National Financial	85,087		3,211,183
First American	65,300		2,036,707
First Horizon National	33,600		1,454,208
General Growth Properties	35,700		1,177,743
General Growth Properties (Warrants)	3,610		—
Hibernia, Cl. A	99,700	b	2,891,300
Huntington Bancshares	64,050		1,533,998
Investors Financial Services	54,500		2,097,705
Jefferies Group	35,600	b	1,428,628
Lincoln National	38,400		1,681,920
New Century Financial	27,750	b	1,530,413
New York Community Bancorp	67,233		1,234,398
Northwest Bancorp	31,650		753,270
Phoenix Cos.	96,300	b	1,015,965
Piper Jaffray Cos.	26,200	a,b	1,145,726
South Financial Group	13,500		405,270
Trizec Properties	67,450		1,075,827
Unitrin	35,200		1,519,936
Webster Financial	26,950		1,288,210
Weingarten Realty Investors	38,100		1,377,696
			48,024,079
Producer Goods & Services—14.8%			
Albemarle	41,200		1,477,020
Baldor Electric	40,000		937,200
Bemis	61,000		1,614,670

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Cabot	46,500	1,584,720
Cooper Industries, Cl. A	21,900	1,399,410
Crane	39,350	1,096,685
Energizer Holdings	42,500 [a]	1,973,275
Harsco	30,400	1,472,880
Hovnanian Enterprises, Cl. A	35,350 [a,b]	1,327,039
Hunt (J.B.) Transport Services	62,300	2,545,578
KB HOME	19,550	1,607,987
Lennar, Cl. A	63,550	2,858,479
Lubrizol	56,100	1,948,353
Orbital Sciences	89,800 [a]	929,430
Overnite	37,900	1,226,444
Overseas Shipholding Group	36,900	2,101,455
Rockwell Automation	36,600	1,525,854
Ryland Group	21,050	2,007,960
Sherwin-Williams	27,150	1,159,848
Sigma-Aldrich	23,150 [b]	1,288,066
Teledyne Technologies	37,400 [a]	956,318
Timken	59,600	1,430,400
W.W. Grainger	26,300	1,540,917
York International	49,950	1,590,408
		37,600,396
Services—10.4%		
Acxiom	78,800	1,970,000
Catalina Marketing	43,800	1,121,718
ChoicePoint	45,400 [a]	1,890,002
Cox Radio, Cl. A	59,350 [a]	943,665
Equifax	45,100	1,179,365
FactSet Research Systems	35,150 [b]	1,751,876
Gemstar-TV Guide International	190,600 [a]	1,095,950
Getty Images	29,600 [a,b]	1,750,248
Hearst-Argyle Television	29,150	759,649
Hewitt Associates, Cl. A	61,000 [a]	1,709,830
ITT Educational Services	34,550 [a,b]	1,313,246
MPS Group	152,650 [a]	1,607,404

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Manpower	46,900	2,122,225
Media General, Cl. A	26,000	1,515,800
Republic Services	83,800	2,581,040
Washington Post, Cl. B	3,450	3,156,750
		26,468,768
Technology−12.4%		
Activision	110,050 a	1,593,524
Altera	48,750 a	1,108,088
Amphenol, Cl. A	52,500 a	1,802,325
Arrow Electronics	98,400 a	2,357,664
Cabot Microelectronics	45,300 a,b	1,632,159
CheckFree	41,900 a,b	1,298,900
Citrix Systems	58,050 a	1,400,746
Digital River	55,900 a	1,861,470
Harris	47,100	2,898,063
Integrated Circuit Systems	71,950 a,b	1,622,472
Lam Research	90,200 a,b	2,347,906
McAfee	96,600 a	2,337,720
Microchip Technology	43,700	1,321,925
Plantronics	36,200	1,574,700
SanDisk	47,900 a,b	999,673
Storage Technology	75,050 a,b	2,027,851
Tech Data	42,200 a	1,704,458
Zebra Technologies, Cl. A	33,250 a	1,761,918
		31,651,562
Utilities−4.6%		
Alliant Energy	81,550	2,151,289
CenturyTel	30,300	972,327
Great Plains Energy	66,000	1,880,340
Northeast Utilities	120,900	2,336,997
SCANA	63,750	2,365,125
WPS Resources	44,150	2,097,125
		11,803,203
Total Common Stocks		
(cost $219,258,429)		**255,612,093**

Short-Term Investments–.4%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Goldman Sachs & Co., Tri-Party Repurchase Agreement, 1.75%, dated 10/31/2004, due 11/1/2004 in the amount of $1,000,146 (fully collateralized by $718,000 U.S. Treasury Bonds, 8.00% due 11/15/2021, value $1,021,057) (cost $1,000,000)	1,000,000	**1,000,000**

Investment of Cash Collateral for Securities Loaned—7.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $18,857,700)	18,857,700 ᶜ	**18,857,700**
Total Investments (cost $239,116,129)	**108.0%**	**275,469,793**
Liabilities, Less Cash and Receivables	**(8.0%)**	**(20,405,710)**
Net Assets	**100.0%**	**255,064,083**

ᵃ *Non-income producing.*
ᵇ *All or a portion of these securities are on loan. At October 31, 2004, the total market value of the fund's securities on loan is $18,153,011 and the total market value of the collateral held by the fund is $18,857,700.*
ᶜ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Interest Sensitive	18.8	Services	10.4
Consumer Cyclical	14.9	Short-Term/Money Market Investments	7.8
Producer Goods & Services	14.8	Utilities	4.6
Technology	12.4	Consumer Staples	3.4
Health Care	10.5		
Energy Related	10.4		**108.0**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities−		
See Statement of Investments (including securities on loan, valued at$18,153,011)−Note 1(b):		
Unaffiliated issuers	220,258,429	256,612,093
Affiliated issuers	18,857,700	18,857,700
Cash		111,250
Receivable for investment securities sold		1,017,862
Receivable for shares of Capital Stock subscribed		318,243
Dividends and interest receivable		136,806
		277,053,954
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates−Note 3(b)		332,665
Payable for investment securities purchased		1,498,495
Liability for securities on loan−Note 1(b)		18,857,700
Payable for shares of Capital Stock redeemed		1,300,856
Loan commitment fees payable		155
		21,989,871
Net Assets ($)		**255,064,083**
Composition of Net Assets ($):		
Paid-in capital		214,591,705
Accumulated undistributed investment income−net		1,381
Accumulated net realized gain (loss) on investments		4,117,333
Accumulated net unrealized appreciation (depreciation) on investments		36,353,664
Net Assets ($)		**255,064,083**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	157,482,865	40,755,448	16,041,218	39,214,648	1,569,904
Shares Outstanding	8,739,385	2,393,857	940,419	2,134,860	88,328
Net Asset Value Per Share ($)	**18.02**	**17.03**	**17.06**	**18.37**	**17.77**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $3,734 foreign taxes withheld at source):	
Unaffiliated issuers	3,182,024
Affiliated issuers	19,858
Income on securities lending	21,985
Total Income	**3,223,867**
Expenses:	
Management fee–Note 3(a)	2,991,660
Distribution and service plan fees–Note 3(b)	1,039,339
Loan commitment fees–Note 2	2,116
Interest expense–Note 2	3,312
Total Expenses	**4,036,427**
Investment (Loss)–Net	**(812,560)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	36,810,135
Net unrealized appreciation (depreciation) on investments	(15,814,013)
Net Realized and Unrealized Gain (Loss) on Investments	**20,996,122**
Net Increase in Net Assets Resulting from Operations	**20,183,562**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment (loss)–net	(812,560)	(834,449)
Net realized gain (loss) on investments	36,810,135	4,254,603
Net unrealized appreciation (depreciation) on investments	(15,814,013)	53,181,380
Net Increase (Decrease) in Net Assets Resulting from Operations	**20,183,562**	**56,601,534**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	56,193,672	64,031,243
Class B shares	3,658,021	6,685,895
Class C shares	2,562,830	3,938,123
Class R shares	8,758,567	16,213,510
Class T shares	932,981	7,066,708
Cost of shares redeemed:		
Class A shares	(57,453,703)	(52,342,850)
Class B shares	(17,127,091)	(8,362,790)
Class C shares	(3,802,293)	(2,592,427)
Class R shares	(32,606,811)	(43,208,527)
Class T shares	(965,386)	(6,711,443)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(39,849,213)**	**(15,282,558)**
Total Increase (Decrease) in Net Assets	**(19,665,651)**	**41,318,976**
Net Assets ($):		
Beginning of Period	274,729,734	233,410,758
End of Period	**255,064,083**	**274,729,734**

	Year Ended October 31,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	3,211,337	4,475,622
Shares redeemed	(3,284,588)	(3,674,986)
Net Increase (Decrease) in Shares Outstanding	**(73,251)**	**800,636**
Class B[a]		
Shares sold	218,577	496,630
Shares redeemed	(1,030,451)	(624,968)
Net Increase (Decrease) in Shares Outstanding	**(811,874)**	**(128,338)**
Class C		
Shares sold	154,672	292,590
Shares redeemed	(230,764)	(192,486)
Net Increase (Decrease) in Shares Outstanding	**(76,092)**	**100,104**
Class R		
Shares sold	491,604	1,141,554
Shares redeemed	(1,852,057)	(3,158,056)
Net Increase (Decrease) in Shares Outstanding	**(1,360,453)**	**(2,016,502)**
Class T		
Shares sold	54,433	503,176
Shares redeemed	(56,275)	(469,246)
Net Increase (Decrease) in Shares Outstanding	**(1,842)**	**33,930**

[a] *During the period ended October 31, 2004, 538,483 Class B shares representing $8,971,983 were automatically converted to 510,118 Class A shares and during the period ended October 31, 2003, 20,828 Class B shares representing $291,034 were automatically converted to 19,874 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.68	13.16	13.73	19.99	16.69
Investment Operations:					
Investment (loss)−net[a]	(.03)	(.03)	(.03)	(.04)	(.03)
Net realized and unrealized gain (loss) on investments	1.37	3.55	(.54)	(2.69)	3.66
Total from Investment Operations	1.34	3.52	(.57)	(2.73)	3.63
Distributions:					
Dividends from net realized gain on investments	–	–	–	(3.53)	(.33)
Net asset value, end of period	18.02	16.68	13.16	13.73	19.99
Total Return (%)[b]	8.10	26.67	(4.15)	(15.81)	22.14
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.35	1.35	1.35	1.36
Ratio of net investment (loss) to average net assets	(.17)	(.24)	(.24)	(.31)	(.17)
Portfolio Turnover Rate	77.47	92.97	65.85	82.49	122.19
Net Assets, end of period ($ x 1,000)	157,483	146,958	105,449	81,028	78,425

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

| | Year Ended October 31, | | | | |
Class B shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.87	12.62	13.26	19.57	16.46
Investment Operations:					
Investment (loss)−net[a]	(.15)	(.13)	(.14)	(.14)	(.17)
Net realized and unrealized gain (loss) on investments	1.31	3.38	(.50)	(2.64)	3.61
Total from Investment Operations	1.16	3.25	(.64)	(2.78)	3.44
Distributions:					
Dividends from net realized gain on investments	−	−	−	(3.53)	(.33)
Net asset value, end of period	17.03	15.87	12.62	13.26	19.57
Total Return (%)[b]	7.31	25.75	(4.83)	(16.47)	21.22
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.10	2.10	2.10	2.10	2.11
Ratio of net investment (loss) to average net assets	(.91)	(.98)	(.98)	(1.06)	(.91)
Portfolio Turnover Rate	77.47	92.97	65.85	82.49	122.19
Net Assets, end of period ($ x 1,000)	40,755	50,866	42,067	37,556	35,959

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

			Year Ended October 31,		
Class C shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.90	12.64	13.29	19.59	16.48
Investment Operations:					
Investment (loss)–net[a]	(.15)	(.13)	(.14)	(.14)	(.17)
Net realized and unrealized gain (loss) on investments	1.31	3.39	(.51)	(2.63)	3.61
Total from Investment Operations	1.16	3.26	(.65)	(2.77)	3.44
Distributions:					
Dividends from net realized gain on investments	–	–	–	(3.53)	(.33)
Net asset value, end of period	17.06	15.90	12.64	13.29	19.59
Total Return (%)[b]	7.30	25.79	(4.89)	(16.40)	21.19
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.10	2.10	2.10	2.10	2.11
Ratio of net investment (loss) to average net assets	(.92)	(.99)	(.99)	(1.06)	(.91)
Portfolio Turnover Rate	77.47	92.97	65.85	82.49	122.19
Net Assets, end of period ($ x 1,000)	16,041	16,164	11,587	8,203	7,178

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

	Year Ended October 31,				
Class R shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.95	13.35	13.89	20.14	16.77
Investment Operations:					
Investment income (loss)−net[a]	.02	.01	.00[b]	(.01)	.02
Net realized and unrealized gain (loss) on investments	1.40	3.59	(.54)	(2.71)	3.68
Total from Investment Operations	1.42	3.60	(.54)	(2.72)	3.70
Distributions:					
Dividends from net realized gain on investments	−	−	−	(3.53)	(.33)
Net asset value, end of period	18.37	16.95	13.35	13.89	20.14
Total Return (%)	8.38	26.97	(3.89)	(15.56)	22.40
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.10	1.10	1.10	1.11
Ratio of net investment income (loss) to average net assets	.09	.04	.02	(.06)	.10
Portfolio Turnover Rate	77.47	92.97	65.85	82.49	122.19
Net Assets, end of period ($ x 1,000)	39,215	59,256	73,575	86,251	113,318

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

			Year Ended October 31,		
Class T shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.49	13.05	13.64	19.93	16.68
Investment Operations:					
Investment (loss)–net[a]	(.07)	(.07)	(.12)	(.07)	(.08)
Net realized and unrealized gain (loss) on investments	1.35	3.51	(.47)	(2.69)	3.66
Total from Investment Operations	1.28	3.44	(.59)	(2.76)	3.58
Distributions:					
Dividends from net realized gain on investments	–	–	–	(3.53)	(.33)
Net asset value, end of period	17.77	16.49	13.05	13.64	19.93
Total Return (%)[b]	7.83	26.28	(4.32)	(16.04)	21.84
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.60	1.60	1.60	1.60	1.61
Ratio of net investment (loss) to average net assets	(.42)	(.49)	(.83)	(.53)	(.41)
Portfolio Turnover Rate	77.47	92.97	65.85	82.49	122.19
Net Assets, end of period ($ x 1,000)	1,570	1,486	734	243	109

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Midcap Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. Prior to October 1, 2004, the fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that are consistently superior to the Standard & Poor's 400 MidCap Index. On July 20, 2004, the Board of Directors approved changing the fund's investment objective. Effective October 1, 2004, the fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 488 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (22 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (66 million shares authorized) and Class T shares (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class R shares are offered without a front end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class.

Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed capital gains $4,216,081 and unrealized appreciation $36,256,297.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for net operating losses and real estate investment trusts, the fund increased accumulated undistributed investment income-net by $813,941, increased accumulated net realized gain (loss) on investments by $84 and decreased paid-in capital by $814,025. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2004, was approximately $185,520, with a related weighted average annualized interest rate of 1.79%.

NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended October 31, 2004, the Distributor retained $15,454 and $38 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $98,856 and $2,831 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1, (the "Service Plan") under which Class B, Class C and Class T shares pay the Distributor for providing services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2004, Class A, Class B, Class C and Class T shares were charged $389,333, $357,650, $123,716 and $4,092, respectively, pursuant to their respective Plans, and Class B, Class C and Class T shares were charged $119,217, $41,239 and $4,092, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $250,948, Rule 12b-1 distribution plan fees $12,210, and shareholder services plan fees $69,507.

(c) The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $209,209,312 and $240,007,693, respectively.

At October 31, 2004, the cost of investments for federal income tax purposes was $239,213,496; accordingly, accumulated net unrealized appreciation on investments was $36,256,297, consisting of $41,653,429 gross unrealized appreciation and $5,397,132 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Midcap Stock Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years indicated herein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian and broker. As to securities purchased and sold but not yet received or delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Midcap Stock Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years indicated herein, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998–2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998–2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996–present)
• President and CEO, Himmel & Company, a real estate development company (1980–present)
• CEO, American Food Management, a restaurant company (1983–present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:

- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
- Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:

- BDML Holdings, an insurance company, Chairman of the Board
- Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:

- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:

- American Express Centurion Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:

- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:

- Boston College, Associate Trustee
- The Greater Boston Chamber of Commerce, Director
- Mass. Development, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

34

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The the Manager Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Midcap Stock Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0330AR1004

Dreyfus Premier Limited Term Income Fund

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Limited Term Income Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Chris Pellegrino.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, and higher commodity prices suggest that inflationary pressures may be rising over the near term. On the other hand, lackluster job growth, low capacity utilization and greater worker productivity should help to keep a lid on inflation over the longer term. The probable result of these conflicting market forces, in our judgment, is a U.S. bond market that trades primarily within a relatively well-defined range and favors higher-quality bonds, but that may occasionally overshoot in both directions.

In uncertain markets such as these, the fixed-income investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy your income and capital preservation needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Chris Pellegrino, CFA, Portfolio Manager

How did Dreyfus Premier Limited Term Income Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund achieved total returns of 4.76% for Class A shares, 4.32% for Class B shares, 4.25% for Class C shares and 5.02% for Class R shares.[1] The fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), produced a total return of 5.53% for the same period.[2]

We attribute the fund and bond market's performance to an improving U.S. economy and three short-term interest-rate increases initiated by the Federal Reserve Board (the "Fed") during the second half of the reporting period. The fund's returns trailed the benchmark primarily due to its limited exposure to lower-rated investment-grade corporate securities, which produced better returns than the higher-quality investment-grade corporate securities on which the fund focused.

As of April 15, 2004, Chris Pellegrino became the fund's primary portfolio manager.

What is the fund's investment approach?

The fund's goal is to provide shareholders with as high a level of current income as is consistent with safety of principal and maintenance of liquidity. To pursue its goal, the fund invests primarily in various types of U.S. and foreign investment-grade bonds, including government bonds, mortgage-backed securities and corporate debt.

When choosing securities for the fund, we conduct extensive research into the credit history and current financial strength of investment-grade bond issuers. We also examine such factors as the long-term outlook for the industry in which the issuer operates, the economy, the bond market and the maturity of the securities. Generally speaking, bonds with longer maturities tend to offer higher yields but also can be expected to fluctuate more in price than their short-term counterparts. Although the portfolio manager may invest in individual bonds with different remaining maturities, the fund's dollar-weighted average portfolio maturity will be no more than 10 years.

What other factors influenced the fund's performance?

While the U.S. economy was expanding when the reporting period began, inflationary pressures were low as the labor markets were persistently sluggish and some of the nation's industrial capacity remained unused. In this environment, the Fed, in its public comments, implied that it could be patient before raising short-term interest rates. This benefited the more interest-rate-sensitive areas of the bond market, including most U.S. government securities.

By April 2004, however, surging energy prices and stronger-than-expected labor statistics raised concerns among investors that inflationary forces might be resurfacing. In late June, the Fed implemented the first of three short-term interest-rate hikes, which drove the overnight federal funds rate to 1.75% by the end of the reporting period. As investors anticipated the Fed's rate-hikes in the spring of 2004, prices of U.S. Treasury securities fell sharply.

During the summer and early fall of 2004, however, disappointing labor statistics and rising energy prices raised concerns among investors that the economy might not be growing as strongly as previously thought. As a result, longer-term securities in the more interest-rate-sensitive sectors of the bond market generally rallied from previously depressed levels.

In this changing environment, the fund's strongest returns stemmed from its holdings of corporate bonds. Many corporate issuers took advantage of the previous downturn to refinance their debt at lower rates and strengthen their balance sheets. As business conditions improved, corporate bonds generally rallied. Gains were especially pronounced among lower-quality bonds that had been severely punished during the downturn. Although by the middle of the reporting period we began to intensify our focus on corporate bonds toward the lower end of the investment-grade range, the fund was not able to participate fully in their rally.

Among mortgage-backed securities, high levels of refinancing activity among homeowners during the first half of the reporting period hindered returns. When refinancing activity later waned, however, mortgage-backed securities produced better returns, contributing positively to the fund's overall performance.

What is the fund's current strategy?

As of October 31, 2004, we have continued to allocate the largest portion of the fund's assets to higher-quality corporate securities and mortgage-backed securities, followed by U.S. Treasury securities, U.S. government agency bonds and commercial mortgage-backed securities (CMBS). We recently have trimmed the fund's position in U.S. government agency securities, choosing to redeploy those assets to corporate securities and commercial mortgage-backed securities, where yields currently are higher. We are prepared to adjust our strategies as economic and market conditions evolve.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Limited Term Income Fund Class A shares and Class R shares and the Lehman Brothers U.S. Aggregate Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares and Class R shares of Dreyfus Premier Limited Term Income Fund on 10/31/94 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B and Class C shares will vary from the performance of Class A and Class R shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities, and asset-backed securities. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (3.0%)		1.65%	5.83%	6.06%	
without sales charge		4.76%	6.48%	6.39%	
Class B shares					
with applicable redemption charge †	12/19/94	1.32%	5.78%	–	6.17%††
without redemption	12/19/94	4.32%	5.94%	–	6.17%††
Class C shares					
with applicable redemption charge †††	12/19/94	3.50%	5.91%	–	5.80%
without redemption	12/19/94	4.25%	5.91%	–	5.80%
Class R shares		5.02%	6.72%	6.66%	

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 3%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is .75% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Limited Term Income Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R
Expenses paid per $1,000†	$ 4.35	$ 6.91	$ 6.90	$ 3.08
Ending value (after expenses)	$1,037.60	$1,035.00	$1,034.40	$1,039.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R
Expenses paid per $1,000†	$ 4.32	$ 6.85	$ 6.85	$ 3.05
Ending value (after expenses)	$1,020.86	$1,018.35	$1,018.35	$1,022.12

† *Expenses are equal to the fund's annualized expense ratio of .85% for Class A, 1.35% for Class B, 1.35% for Class C and .60% for Class R, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Bonds and Notes−97.7%	Principal Amount ($)	Value ($)
Aerospace & Defense−.4%		
Raytheon,		
Sr. Notes, 5.375%, 2013	230,000 [a]	**240,790**
Asset-Backed Ctfs./Auto Loans−9.9%		
BMW Vehicle Owner Trust,		
Ser. 2004-A, Cl. A4, 3.32%, 2009	700,000	703,340
Capital Auto Receivables Asset Trust,		
Ser. 2004-1, Cl. A4, 2.64%, 2008	350,000	346,220
Chase Manhattan Auto Owner Trust,		
Ser. 2003-C, Cl. A3, 2.26%, 2007	170,000	169,368
DaimlerChrysler Auto Trust:		
Ser. 2003-A, Cl. A4, 2.88%, 2009	420,000	420,185
Ser. 2004-B, Cl. A4, 3.71%, 2009	295,000	298,917
Ford Credit Auto Owner Trust,		
Ser. 2004-A, Cl. C, 4.19%, 2009	100,000	100,568
Honda Auto Receivables Owner Trust:		
Ser. 2003-2, Cl. A3, 1.69%, 2007	100,000	99,577
Ser. 2004-1, Cl. A3, 2.4%, 2008	500,000	497,531
Hyundai Auto Receivables Trust,		
Ser. 2004-A, Cl. B, 3.46%, 2011	80,000	80,007
National City Auto Receivables Trust,		
Ser. 2004-A, Cl. A3, 2.11%, 2008	140,000	138,921
Nissan Auto Receivables Owner Trust:		
Ser. 2003-C, Cl. A4, 2.7%, 2007	350,000	349,640
Ser. 2004-A, Cl. A3, 2.01%, 2007	170,000	168,475
Ser. 2004-C, Cl. A3, 2.85%, 2007	60,000	60,031
USAA Auto Owner Trust:		
Ser. 2004-1, Cl. A3, 2.06%, 2008	700,000	694,292
Ser. 2004-2, Cl. A4, 3.58%, 2011	255,000	257,551
Volkswagen Auto Loan Enhanced Trust,		
Ser. 2003-1, Cl. A3, 1.49%, 2007	200,000	198,606
WFS Financial Owner Trust:		
Ser. 2004-3, Cl. B, 3.51%, 2012	160,000	160,557
Ser. 2004-4, Cl. A2, 2.5%, 2007	175,000	173,086
Ser. 2004-4, Cl. C, 3.21%, 2012	235,000	234,266
Whole Auto Loan Trust:		
Ser. 2003-1, Cl. A4, 2.58%, 2010	180,000	178,635
Ser. 2004-1, Cl. A1, 2.15%, 2008	590,000	590,000
		5,919,773

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Credit Cards—2.0%		
Bank One Issuance Trust:		
Ser. 2002-A2, Cl. A2, 4.16%, 2008	700,000	706,615
Ser. 2004-A1, Cl. A1, 3.45%, 2011	240,000	239,031
Capital One Multi-Asset Execution Trust,		
Ser. 2004-C1, Cl. C1, 3.4%, 2009	250,000	249,401
		1,195,047
Asset-Backed Ctfs./Home Equity—3.6%		
Centex Home Equity:		
Ser. 2004-A, Cl. AF2, 2.67%, 2021	200,000	199,543
Ser. 2004-2, Cl. A1, 2.129%, 2025	175,000 b	175,547
Residential Asset Mortgage Products,		
Ser. 2004-RS8, Cl. AI2, 3.81%, 2026	120,000	120,955
Ser. 2004-RS9, Cl. AI2, 3.675%, 2026	90,000	89,748
Residential Asset Securities:		
Ser. 2002-KS4, Cl. AIIB, 1.7%, 2032	653,878 b	653,286
Ser. 2004-KS3, Cl. AI2, 2.17%, 2024	400,000	394,868
Ser. 2004-KS4, Cl. AI2, 2.53%, 2024	350,000	346,490
Ser. 2004-KS10, Cl. AI1, 2.129%, 2013	175,000 b	175,000
		2,155,437
Asset-Backed Ctfs./Utilities—0%		
Detroit Edison Securitization Funding,		
Ser. 2001-1, Cl. A2, 5.51%, 2007	27,815	**28,121**
Automotive—1.8%		
DaimlerChrysler:		
Notes, 7.3%, 2012	110,000	126,180
Notes, Ser. D, 2.34%, 2006	150,000 b	150,845
Ford Motor Credit,		
Global Landmark Securities, 7.25%, 2011	415,000	447,862
GMAC,		
Notes, 7%, 2012	325,000	340,984
		1,065,871
Banking—7.2%		
BB&T,		
Sub. Notes, 5.2%, 2015	300,000	308,834
Bank of America,		
Sub. Notes, 4.75%, 2013	220,000	221,645
Bank of New York,		
Sr. Notes, 5.2%, 2007	300,000	315,674
Glencore Funding,		
Notes, 6%, 2014	180,000 a,c	171,188

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Banking (continued)		
J.P. Morgan Chase & Co., Sub. Notes, 5.125%, 2014	220,000	223,968
Jefferies, Sr. Notes, 7.75%, 2012	250,000	291,843
Landwirtschaftliche Rentenbank, Sr. Notes, 3.25%, 2008	100,000	99,778
MBNA America Bank, Sub. Notes, 6.625%, 2012	300,000	336,042
National City, Sr. Notes, 3.2%, 2008	460,000	456,013
Northern Rock, Notes, 5.6%, 2049	350,000 c	362,390
Rabobank Capital Funding Trust III, Non-Cumulative Preferred Security, 5.254%, 2049	290,000 b,c	294,528
Royal Bank of Scotland, Sub. Notes, 6.4%, 2009	150,000 a	165,782
SouthTrust, Sub. Notes, 5.8%, 2014	100,000	107,622
Swiss Bank, Sub. Debs., 7%, 2015	200,000	236,525
Union Planters, Sub. Notes, 7.75%, 2011	90,000	107,115
Wachovia, Sub. Notes, 5.25%, 2014	75,000	77,625
Washington Mutual, Sub. Notes, 4.625%, 2014	90,000	86,865
Wells Fargo & Co., Sr. Notes, 5.125%, 2007	150,000 a	156,601
Westpac Capital Trust IV, Notes, 5.256%, 2049	170,000 b,c	168,282
Zions Bancorp, Sub. Notes, 6%, 2015	100,000	107,482
		4,295,802
Broadcasting & Media−.8%		
Clear Channel Communications, Sr. Notes, 7.65%, 2010	175,000	200,417
Comcast Cable Communications, Sr. Notes, 6.75%, 2011	250,000	280,812
		481,229

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs.−5.9%		
Bear Stearns Commercial Mortgage Securities:		
Ser. 1999-WF2, Cl. A1, 6.8%, 2031	111,141	117,262
Ser. 2003-T12, Cl. A4, 4.68%, 2039	200,000	201,468
Ser. 2004-PWR5, Cl. A3, 4.565%, 2042	110,000	111,827
CS First Boston Mortgage Securities,		
Ser. 2001-CF2, Cl. A4, 6.505%, 2034	200,000	224,188
Capco America Securitization,		
Ser. 1998-D7, Cl. A1B, 6.26%, 2030	700,000	763,718
DLJ Commercial Mortgage,		
Ser. 1999-CG1, Cl. A1B, 6.46%, 2032	370,000	408,425
First Union-Lehman Brothers-Bank of America,		
Ser. 1998-C2, Cl. A2, 6.56%, 2035	300,000	326,572
J.P. Morgan Commercial Mortgage Finance,		
Ser. 2000-C10, Cl. A2, 7.371%, 2032	290,000	333,285
LB Commercial Conduit Mortgage Trust,		
Ser. 1999-C1, Cl. B, 6.93%, 2031	150,000	168,802
Mach One Trust,		
Ser. 2004-1A, Cl. A1, 3.89%, 2040	211,476 [c]	212,767
Morgan Stanley Capital I,		
Ser. 1998-WF1, Cl. A2, 6.55%, 2030	580,000	625,845
		3,494,159
Commercial Services−.2%		
Aramark Services,		
Sr. Notes, 6.375%, 2008	135,000	**146,139**
Data Processing−.2%		
First Data,		
Notes, 4.7%, 2013	90,000	**90,957**
Drugs & Pharmaceuticals−.2%		
Wyeth,		
Notes, 5.5%, 2014	125,000	**128,314**
Entertainment/Media−.5%		
Carnival,		
Sr. Notes, 3.75%, 2007	100,000	100,853
News America,		
Debs., 8.875%, 2023	150,000	197,755
		298,608
Financial Services−4.8%		
American General Finance,		
Notes, Ser. G, 5.375%, 2009	250,000	263,804

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Financial Services (continued)		
Amvescap,		
Notes, 5.375%, 2013	100,000	102,349
Boeing Capital,		
Sr. Notes, 5.75%, 2007	175,000 a	185,371
Countrywide Home Loan,		
Notes, 4.125%, 2009	175,000	175,134
General Electric Capital,		
Notes, Ser. A, 6.125%, 2011	325,000	359,767
Goldman Sachs,		
Sub. Notes, 6.345%, 2034	325,000	332,337
Household Finance,		
Notes, 6.75%, 2011	265,000	300,155
Lehman Brothers:		
Notes, Ser. G, 4.8%, 2014	300,000	299,399
Notes, Ser. F, 7.5%, 2006	200,000	216,939
Morgan Stanley,		
Sub. Notes, 4.75%, 2014	250,000	245,367
Pearson Dollar Finance,		
Notes, 4.7%, 2009	200,000 c	206,821
SLM,		
Notes, 5.05%, 2014	200,000	201,930
		2,889,373
Food & Beverages−1.3%		
Coors Brewing,		
Sr. Notes, 6.375%, 2012	150,000	166,627
Diageo Capital,		
Notes, 4.85%, 2018	20,000	19,717
H.J. Heinz Finance,		
Notes, 6%, 2012	120,000	132,565
Kroger,		
Sr. Notes, 6.2%, 2012	200,000 a	219,449
Pepsi Bottling,		
Sr. Notes, Ser. B, 7%, 2029	100,000 a	120,205
Safeway,		
Debs., 7.25%, 2031	100,000 a	113,157
		771,720
Foreign−.5%		
United Mexican States,		
Notes, Ser. A, 6.75%, 2034	305,000 a	**298,900**

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Health Care−.2%		
Laboratory Corporation of America, Sr. Notes, 5.5%, 2013	90,000	**94,334**
Industrial−.9%		
John Deere Capital, Notes, 7%, 2012	60,000	69,797
Pitney Bowes, Notes, 4.75%, 2018	30,000	29,485
R.R. Donnelley & Sons, Notes, 4.95%, 2014	125,000	125,883
Waste Management:		
Sr. Notes, 5%, 2014	140,000 [a]	141,821
Sr. Notes, 6.875%, 2009	140,000	157,120
		524,106
Insurance−.9%		
Nationwide Mutual Insurance, Notes, 8.25%, 2031	190,000 [c]	231,665
Pacific Life, Bonds, 6.6%, 2033	220,000 [c]	240,436
Prudential Financial, Sr. Notes, 4.104%, 2006	45,000	45,848
		517,949
Metals & Mining−.4%		
Inco, Notes, 7.75%, 2012	180,000 [a]	**214,414**
Oil & Gas−2.1%		
Apache, Sr. Notes, 6.25%, 2012	100,000	112,618
ConocoPhillips, Debs., 6.65%, 2018	150,000	173,754
Devon Financing, Notes, 6.875%, 2011	135,000	154,795
Halliburton, Notes, 5.5%, 2010	65,000	68,819
Marathon Oil, Notes, 5.375%, 2007	50,000	52,620
Occidental Petroleum, Sr. Notes, 5.875%, 2007	350,000	370,482
XTO Energy, Sr. Notes, 7.5%, 2012	250,000	296,231
		1,229,319

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Paper Products−.1%		
International Paper, Notes, 5.85%, 2012	65,000 a	**69,508**
Real Estate Investment Trusts−2.2%		
Archstone-Smith Operating Trust, Notes, 5.625%, 2014	80,000	83,636
Arden Realty, Notes, 5.2%, 2011	140,000	142,682
Boston Properties, Sr. Notes, 6.25%, 2013	140,000	152,562
Duke Realty, Sr. Notes, 5.25%, 2010	300,000	314,156
EOP Operating, Notes, 4.75%, 2014	250,000 a	243,511
ERP Operating, Notes, 5.25%, 2014	60,000	60,946
Healthcare Realty Trust, Sr. Notes, 5.125%, 2014	200,000	195,598
Simon Property, Notes, 5.625%, 2014	135,000 c	139,778
		1,332,869
Residential Mortgage Pass-Through Ctfs.−.8%		
Washington Mutual:		
Ser. 2003-AR10, Cl. A6, 4.082%, 2033	125,000 b	125,646
Ser. 2004-AR7, Cl. A6, 3.963%, 2034	150,000 b	150,225
Ser. 2004-AR9, Cl. A7, 4.267%, 2034	195,000 b	196,749
		472,620
Retail−.4%		
CVS, Notes, 4%, 2009	60,000 c	60,354
May Department Stores, Notes, 6.65%, 2024	160,000 c	167,695
		228,049
State Government−.1%		
State of Illinois, Bonds, 5.1%, 2033	60,000	**58,027**
Telecommunications−4.8%		
Deutsche Telekom International Finance, Notes, 8.5%, 2010	150,000 b	180,921
France Telecom, Notes, 8.5%, 2011	90,000 b	108,228

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Telecommunications (continued)		
Koninklijke KPN,		
Sr. Notes, 8%, 2010	125,000	149,774
SBC Communications:		
Bonds, 6.45%, 2034	395,000	416,612
Notes, 5.625%, 2016	85,000	88,085
Sprint Capital,		
Notes, 8.75%, 2032	325,000	427,153
Verizon Global Funding,		
Notes, 7.75%, 2030	245,000	301,522
Verizon Wireless Capital:		
Notes, 1.81%, 2005	1,000,000 [b,c]	999,840
Notes, 5.375%, 2006	170,000	178,272
		2,850,407
Transportation−1.2%		
FedEx,		
Notes, 3.5%, 2009	70,000	69,167
Union Pacific,		
Notes, 6.125%, 2012	400,000	437,169
United Parcel Service,		
Debs., 8.375%, 2020	150,000	203,037
		709,373
U.S. Government−9.4%		
U.S. Treasury Bonds:		
5.375%, 2/15/2031	150,000	162,966
6.25%, 5/15/2030	1,780,000	2,141,002
U.S. Treasury Notes:		
2.5%, 5/31/2006	185,000 [a]	185,282
3.875%, 5/15/2009	2,925,000 [a]	3,008,181
4%, 11/15/2012	100,000	101,140
		5,598,571
U.S. Government Agencies−1.2%		
Federal Farm Credit Bank,		
Bonds, 2.375%, 10/2/2006	400,000	397,225
Federal Home Loan Mortgage Corp.,		
Notes, 5.125%, 7/15/2012	300,000	318,378
		715,603

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed—28.4%		
Federal Home Loan Mortgage Corp.:		
4%, 10/1/2009	100,000	101,156
4.5%, 10/1/2009	170,016	173,204
5%, 6/1/2033	445,172	445,172
6%, 6/1/2012-2/1/2014	66,362	69,804
6.5%, 11/1/2004-9/1/2029	146,260	154,424
7%, 3/1/2012	39,820	42,259
7.5%, 12/1/2025-1/1/2031	78,670	84,663
8%, 10/1/2019-10/1/2030	50,116	54,458
8.5%, 7/1/2030	4,160	4,545
9%, 8/1/2030	4,895	5,426
Federal National Mortgage Association:		
4.5%, 9/1/2018	921,328	926,506
5%	775,000 d,e	772,334
5%, 7/1/2011-9/1/2033	1,214,640	1,220,984
5.5%	2,675,000 d,e	2,761,689
5.5%, 10/1/2033-1/1/2034	1,312,704	1,339,771
6%	3,895,000 d,e	4,028,956
6%, 9/1/2013-5/1/2033	966,382	1,007,414
6.5%	100,000 d,e	105,156
7%, 7/1/2015-5/1/2031	78,549	83,540
7.5%, 3/1/2012-3/1/2031	104,788	112,037
8%, 5/1/2013-3/1/2031	58,953	63,905
Grantor Trust, Ser. 2001-T11, Cl. B, 5.503%, 9/25/2011	210,000	225,092
Government National Mortgage Association I:		
6%, 1/15/2029	76,262	79,599
6.5%, 9/15/2008-6/15/2029	149,221	158,296
7%, 8/15/2025-9/15/2031	144,920	155,056
7.5%, 12/15/2026-1/15/2031	53,976	58,196
8%, 1/15/2030-10/15/2030	50,664	55,271
8.5%, 4/15/2025-9/15/2030	18,536	20,357
9%, 10/15/2027	40,194	45,067
9.5%, 2/15/2025	12,408	14,080
Ser. 2003-64, Cl. A, 3.089%, 4/16/2024	327,812	325,177
Ser. 2004-9, Cl. A, 3.36%, 8/16/2022	260,624	257,877
Ser. 2004-25, Cl. AC, 3.377%, 1/16/2023	350,000	346,074
Ser. 2004-43, Cl. A, 2.822%, 12/16/2019	295,717	289,787
Ser. 2004-51, Cl. A, 4.145%, 2/16/2018	370,264	374,933

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Government National Mortgage Association I (continued):		
Ser. 2004-57, Cl. A, 3.022%, 1/16/2019	148,251	146,279
Ser. 2004-67, Cl. A, 3.648%, 9/16/2017	297,420	297,945
Ser. 2004-77, Cl. A, 3.402%, 3/16/2020	274,083	271,946
Ser. 2004-97, Cl. AB, 3.084%, 1/16/2022	260,000	256,099
		16,934,534
Utilities/Gas & Electric—5.3%		
Alabama Power,		
Sr. Notes, Ser. X, 3.125%, 2008	140,000	138,446
Arizona Public Service,		
Sr. Notes, 6.5%, 2012	55,000	61,601
Carolina Power & Light,		
First Mortgage Bonds, 5.125%, 2013	180,000	185,696
Consolidated Edison Company of New York,		
Debs., Ser. 2002-B, 4.875%, 2013	200,000	205,327
Duke Energy,		
Sr. Notes, 5.625%, 2012	50,000	52,993
Florida Power & Light,		
First Mortgage Bonds, 5.625%, 2034	50,000	51,273
MidAmerican Energy:		
Notes, 5.125%, 2013	345,000	360,734
Sr. Notes, 3.5%, 2008	160,000	158,347
National Rural Utilities:		
Notes, 5.5%, 2005	500,000	503,113
Notes, 5.75%, 2009	230,000	248,581
Niagara Mohawk Power,		
First Mortgage Bonds, 7.75%, 2006	300,000	321,620
Ohio Power,		
Sr. Notes, Ser. G, 6.6%, 2033	20,000	22,299
Pacific Gas & Electric,		
First Mortgage Bonds, 6.05%, 2034	100,000	103,351

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Utilities/Gas & Electric (continued)		
Peco Energy,		
First Mortgage Bonds, 3.5%, 2008	135,000	135,419
Pepco,		
Notes, 5.5%, 2007	285,000	299,627
Southern California Edison,		
First Mortgage Bonds, 5%, 2014	70,000 a	71,844
Virginia Electric & Power,		
Sr. Notes, Ser. A, 4.75%, 2013	215,000	216,546
		3,136,817
Total Bonds and Notes		
(cost $57,244,763)		**58,186,740**
Short-Term Investments–14.9%		
Agency Discount Notes–8.6%		
Federal National Mortgage Association:		
1.76%, 11/12/2004	505,000	504,730
1.77%, 11/12/2004	2,300,000	2,298,763
1.72%, 11/15/2004	1,455,000	1,454,027
1.9%, 11/18/2004	605,000	604,497
1.98%, 11/30/2004	255,000	254,624
		5,116,641
U.S. Treasury Bills–6.3%		
1.53%, 12/9/2004	1,110,000	1,107,980
1.87%, 3/17/2005	1,370,000	1,359,615
1.95%, 3/31/2005	1,300,000	1,288,976
		3,756,571
Total Short-Term Investments		
(cost $8,874,258)		**8,873,212**

Investment of Cash Collateral for Securities Loaned—11.2%	Shares	Value ($)
Registered Investment Company,		
Dreyfus Institutional Cash Advantage Plus Fund (cost $6,665,150)	6,665,150 f	**6,665,150**
Total Investments (cost $72,784,171)	**123.8%**	**73,725,102**
Liabilities, Less Cash and Receivables	**(23.8%)**	**(14,165,939)**
Net Assets	**100.0%**	**59,559,163**

a All or a portion of these securities are on loan. At October 31, 2004, the total market value of the fund's securities on loan is $5,446,729 and the total market value of the collateral held by the fund is $5,636,400. U.S. Treasury Note, 2.5%, 5/31/2006, $1,000,000 par, is out on loan until the sale settles. At October 31, 2004, the market value of this security on loan is $1,001,520 and the total market value of the collateral held is $1,028,750.

b Variable rate security—interest rate subject to periodic change.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At October 31, 2004, these securities amounted to $3,255,744 or 5.5% of net assets.

d Purchased on a forward commitment basis.

e Securities acquired under mortgage dollar roll agreement—Note 4.

f Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government/Agency	39.0	Mortgage/Asset Backed	22.2
Corporate Bonds	35.9	Foreign	.5
Short Term/		State Government	.1
Money Market Investments	26.1		**123.8**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $6,448,249)–Note 1(b):		
Unaffiliated issuers	66,119,021	67,059,952
Affiliated issuers	6,665,150	6,665,150
Receivable for investment securities sold		1,132,878
Interest receivable		462,125
Receivable for shares of Capital Stock subscribed		20,337
		75,340,442
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		51,408
Cash overdraft due to Custodian		38,955
Liability for securities on loan–Note 1(b)		6,665,150
Payable for open mortgage-backed dollar rolls		5,929,765
Payable for investment securities purchased		3,063,525
Payable for shares of Capital Stock redeemed		32,476
		15,781,279
Net Assets ($)		**59,559,163**
Composition of Net Assets ($):		
Paid-in capital		57,976,078
Accumulated net realized gain (loss) on investments		642,154
Accumulated net unrealized appreciation (depreciation) on investments		940,931
Net Assets ($)		**59,559,163**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R
Net Assets ($)	19,292,796	17,224,934	9,838,008	13,203,425
Shares Outstanding	1,667,626	1,484,129	859,597	1,141,326
Net Asset Value Per Share ($)	**11.57**	**11.61**	**11.44**	**11.57**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Income:	
Interest	2,742,651
Income from securities lending	6,247
Total Income	**2,748,898**
Expenses:	
Management fee–Note 3(a)	394,576
Distribution and service fees–Note 3(b)	288,263
Loan commitment fees–Note 2	534
Total Expenses	**683,373**
Investment Income–Net	**2,065,525**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	712,481
Net unrealized appreciation (depreciation) on investments	97,509
Net Realized and Unrealized Gain (Loss) on Investments	**809,990**
Net Increase in Net Assets Resulting from Operations	**2,875,515**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income—net	2,065,525	2,163,332
Net realized gain (loss) on investments	712,481	1,714,867
Net unrealized appreciation (depreciation) on investments	97,509	(1,704,103)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,875,515**	**2,174,096**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(711,730)	(668,027)
Class B shares	(614,499)	(732,897)
Class C shares	(319,832)	(265,088)
Class R shares	(502,819)	(609,264)
Net realized gain on investments:		
Class A shares	(16,325)	–
Class B shares	(17,993)	–
Class C shares	(8,692)	–
Class R shares	(10,781)	–
Total Dividends	**(2,202,671)**	**(2,275,276)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	8,190,208	19,481,910
Class B shares	2,388,335	11,730,524
Class C shares	2,895,250	9,521,207
Class R shares	749,859	1,508,539
Dividends reinvested:		
Class A shares	401,442	359,673
Class B shares	369,962	404,705
Class C shares	211,766	140,886
Class R shares	300,338	341,613
Cost of shares redeemed:		
Class A shares	(9,666,106)	(16,774,875)
Class B shares	(10,632,969)	(13,568,821)
Class C shares	(4,475,397)	(6,120,401)
Class R shares	(2,715,197)	(8,964,571)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(11,982,509)**	**(1,939,611)**
Total Increase (Decrease) in Net Assets	**(11,309,665)**	**(2,040,791)**
Net Assets ($):		
Beginning of Period	70,868,828	72,909,619
End of Period	**59,559,163**	**70,868,828**
Undistributed investment income—net	–	246

	Year Ended October 31,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	714,540	1,685,356
Shares issued for dividends reinvested	35,025	31,175
Shares redeemed	(845,846)	(1,452,244)
Net Increase (Decrease) in Shares Outstanding	**(96,281)**	**264,287**
Class B[a]		
Shares sold	209,271	1,010,625
Shares issued for dividends reinvested	32,168	34,960
Shares redeemed	(925,209)	(1,173,435)
Net Increase (Decrease) in Shares Outstanding	**(683,770)**	**(127,850)**
Class C		
Shares sold	255,318	830,432
Shares issued for dividends reinvested	18,675	12,346
Shares redeemed	(395,804)	(533,059)
Net Increase (Decrease) in Shares Outstanding	**(121,811)**	**309,719**
Class R		
Shares sold	65,211	131,511
Shares issued for dividends reinvested	26,203	29,609
Shares redeemed	(236,382)	(779,986)
Net Increase (Decrease) in Shares Outstanding	**(144,968)**	**(618,866)**

[a] *During the period ended October 31, 2004, 224,140 Class B shares representing $2,572,732 were automatically converted to 224,845 Class A shares and during the period ended October 31, 2003, 185,087 Class B shares representing $2,142,491 were automatically converted to 185,649 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended October 31,		
Class A Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.44	11.44	11.46	10.64	10.60
Investment Operations:					
Investment income—net	.38[b]	.37[b]	.49[b]	.60	.62
Net realized and unrealized gain (loss) on investments	.16	.01	.00[c]	.82	.04
Total from Investment Operations	.54	.38	.49	1.42	.66
Distributions:					
Dividends from investment income—net	(.40)	(.38)	(.51)	(.60)	(.62)
Dividends from net realized gain on investments	(.01)	–	–	–	–
Total Distributions	(.41)	(.38)	(.51)	(.60)	(.62)
Net asset value, end of period	11.57	11.44	11.44	11.46	10.64
Total Return (%)[d]	4.76	3.34	4.44	13.74	6.43
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.85	.85	.85	.85	.85
Ratio of net investment income to average net assets	3.33	3.13	4.44	5.41	5.87
Portfolio Turnover Rate	202.27[e]	173.68	136.77	65.05	72.30
Net Assets, end of period ($ x 1,000)	19,293	20,176	17,159	11,415	6,657

[a] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.43% to 4.44%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] The portfolio turnover rate excluding mortgage dollar roll transactions was 144.28%.

See notes to financial statements.

Class B Shares	Year Ended October 31,				
	2004	2003	2002ᵃ	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.47	11.48	11.49	10.68	10.64
Investment Operations:					
Investment income−net	.32ᵇ	.30ᵇ	.44ᵇ	.55	.57
Net realized and unrealized gain (loss) on investments	.17	.01	.00ᶜ	.81	.04
Total from Investment Operations	.49	.31	.44	1.36	.61
Distributions:					
Dividends from investment income−net	(.34)	(.32)	(.45)	(.55)	(.57)
Dividends from net realized gain on investments	(.01)	–	–	–	–
Total Distributions	(.35)	(.32)	(.45)	(.55)	(.57)
Net asset value, end of period	11.61	11.47	11.48	11.49	10.68
Total Return (%)ᵈ	4.32	2.74	4.00	13.05	5.90
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	2.83	2.64	3.93	4.94	5.37
Portfolio Turnover Rate	202.27ᵉ	173.68	136.77	65.05	72.30
Net Assets, end of period ($ x 1,000)	17,225	24,877	26,352	16,144	9,813

[a] *As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.91% to 3.93%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

[e] *The portfolio turnover rate excluding mortgage dollar roll transactions was 144.28%.*

See notes to financial statements.

Class C Shares	Year Ended October 31,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.31	11.32	11.33	10.53	10.50
Investment Operations:					
Investment income—net	.32[b]	.30[b]	.43[b]	.54	.56
Net realized and unrealized gain (loss) on investments	.15	.01	.00[c]	.80	.03
Total from Investment Operations	.47	.31	.43	1.34	.59
Distributions:					
Dividends from investment income—net	(.33)	(.32)	(.44)	(.54)	(.56)
Dividends from net realized gain on investments	(.01)	–	–	–	–
Total Distributions	(.34)	(.32)	(.44)	(.54)	(.56)
Net asset value, end of period	11.44	11.31	11.32	11.33	10.53
Total Return (%)[d]	4.25	2.73	4.00	13.05	5.80
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	2.83	2.64	3.90	4.86	5.34
Portfolio Turnover Rate	202.27[e]	173.68	136.77	65.05	72.30
Net Assets, end of period ($ x 1,000)	9,838	11,104	7,603	3,713	2,156

[a] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.88% to 3.90%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] The portfolio turnover rate excluding mortgage dollar roll transactions was 144.28%.

See notes to financial statements.

Class R Shares	Year Ended October 31,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.44	11.44	11.46	10.64	10.61
Investment Operations:					
Investment income—net	.41[b]	.39[b]	.54[b]	.63	.64
Net realized and unrealized gain (loss) on investments	.15	.02	(.03)	.82	.03
Total from Investment Operations	.56	.41	.51	1.45	.67
Distributions:					
Dividends from investment income—net	(.42)	(.41)	(.53)	(.63)	(.64)
Dividends from net realized gain on investments	(.01)	–	–	–	–
Total Distributions	(.43)	(.41)	(.53)	(.63)	(.64)
Net asset value, end of period	11.57	11.44	11.44	11.46	10.64
Total Return (%)	5.02	3.61	4.70	14.02	6.59
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.60	.60	.60	.60	.60
Ratio of net investment income to average net assets	3.57	3.37	4.80	5.77	6.12
Portfolio Turnover Rate	202.27[c]	173.68	136.77	65.05	72.30
Net Assets, end of period ($ x 1,000)	13,203	14,711	21,796	24,322	40,492

[a] *As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.79% to 4.80%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *The portfolio turnover rate excluding mortgage dollar roll transactions was 144.28%.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Limited Term Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to obtain as high a level of current income as is consistent with safety of principal and maintenance of liquidity. Although the fund may invest in obligations with different remaining maturities, the fund's dollar-weighted average maturity will be no more than ten years. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 250 million shares of $.001 par value Capital Stock. The fund currently offers four classes of shares: Class A (50 million shares authorized), Class B (50 million shares authorized), Class C (50 million shares authorized) and Class R (100 million shares authorized). Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class.

Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments other than U.S. Treasury Bills), are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed capital gains $671,600 and unrealized appreciation $911,485.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003 were as follows: ordinary income $2,148,880 and $2,275,276 and long-term capital gains $53,791 and $0, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for paydown gains and losses on mortgage-backed securities, the fund increased accumulated undistributed investment income-net by $83,109, decreased accumulated net realized gain (loss) on investments by $70,191 and decreased paid-in capital by $12,918. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .60% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and

extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended October 31, 2004, the Distributor retained $8,059 from commissions earned on sales of the fund's Class A shares and $62,973 and $3,858 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares pay the Distributor for distributing their shares at an aggregate annual rate of .50% of the value of the average daily net assets of Class B and Class C shares. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which

Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended October 31, 2004, Class A, Class B and Class C shares were charged $51,529, $103,733 and $54,089, respectively, pursuant to their respective Plans. Class B and Class C shares were charged $51,867 and $27,045, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $30,021, Rule 12b-1 distribution plan fees $15,636 and service plan fees $5,751.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $133,166,255 and $140,585,910, respectively, of which $38,176,828 in purchases and $38,323,352 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

At October 31, 2004, the cost of investments for federal income tax purposes was $72,813,617; accordingly, accumulated net unrealized appreciation on investments was $911,485, consisting of $1,103,972 gross unrealized appreciation and $192,487 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Limited Term Income Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian and broker. As to securities purchased and sold but not yet received and delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Limited Term Income Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U. S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.0086 per share as a long-term capital gain distribution paid on December 23, 2003.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

———————————

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

———————————

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Limited Term
Income Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0345AR1004

Dreyfus Premier Large Company Stock Fund

ANNUAL REPORT October 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Large Company Stock Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Sean P. Fitzgibbon.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, the rate of corporate earnings growth appears to have slowed dramatically and high energy prices threaten to erode the rate of economic growth. Though these factors may suggest the U.S. economy is moving toward a new phase of the business cycle, we believe the current economic cycle still favors higher-quality stocks, which currently offer favorable relative and absolute valuations.

Of course, the specific investments that may be right for you in today's economic and market environment depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific asset classes and investments that will satisfy your financial needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Sean Fitzgibbon, Portfolio Manager

How did Dreyfus Premier Large Company Stock Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund produced total returns of 6.05% for Class A shares, 5.34% for Class B shares, 5.28% for Class C shares, 6.35% for Class R shares, and 5.82% for Class T shares.[1] For the same period, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 9.41%.[2]

We attribute these results primarily to continued U.S. and global economic growth, which supported stock prices in spite of an uncertain geopolitical environment. While the fund participated in the market's advance to a significant degree, weak business fundamentals hurt several holdings in the technology and services sectors. As a result, the fund's returns underperformed the benchmark.

Effective October 20, 2004, I became the fund's primary portfolio manager. I have been employed by Dreyfus since October 2004. I am also a senior vice president, portfolio manager, analyst and member of the U.S. Large Cap Core Equity Team of The Boston Company Asset Management, LLC, an affiliate of Dreyfus, which I joined in 1991.

What is the fund's investment approach?

The fund seeks capital appreciation. Effective October 1, 2004, the fund changed its investment objective to its current objective. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies.

The fund invests in a diversified portfolio of large companies that we believe meet our strict standards for value and growth. We identify potential investments through a quantitative analytic process that sifts through a universe of approximately 1,000 stocks in search of those that are not only undervalued according to our criteria, but also exhibit what we believe to be higher-than-expected earnings momentum. A team of experienced analysts examines the fundamentals of the top-ranked candidates for investment. Armed with these analytical insights, the portfolio manager decides which stocks to purchase and whether any current holdings should be sold.

In addition to identifying what we believe are attractive investment opportunities, our approach has been designed to manage the risks associated with modifying the fund's sector and industry exposure often in an effort to capitalize on those sectors and industries currently in favor. We do not believe that the advantages of attempting to rotate in and out of various industry sectors outweigh the risks of such moves. Instead, our goal is to minimize these risks by being fully invested and remaining industry and sector neutral in relation to the S&P 500 Index.

The result is a broadly diversified portfolio of carefully selected stocks. At the end of the reporting period, the fund held positions in approximately 98 stocks across 9 economic sectors. Our 10 largest holdings accounted for approximately 26% of the portfolio, so that the fund's performance was not overly dependent on any one stock, but was determined by a large number of securities.

What other factors influenced the fund's performance?

Energy stocks proved particularly strong during the reporting period as oil and gas prices moved sharply higher. The fund benefited from this trend through its successful stock selection strategy and relatively heavy exposure to the energy sector. Top performers included independent exploration and production companies, such as Occidental Petroleum, Devon Energy and Apache, as well as integrated oil and gas producers, such as ConocoPhillips.

The fund's performance also benefited from strong stock selections in health care and utilities. In health care, the fund emphasized service providers, such as Aetna and UnitedHealth Group, while de-emphasizing the troubled large-cap pharmaceutical area. Similarly, among utilities, the fund focused on dividend-paying electric utilities, such as Exelon, PPL and Entergy, while avoiding telecommunications providers facing persistently difficult business conditions. Other notably good performers during the reporting period included conglomerates Tyco International and Pentair, which rose on the strength of global industrial growth, and regional bank SouthTrust, which rose in response to a buy-out offer.

On the other hand, the fund received disappointing contributions from some of its technology investments. Accounting problems undermined communications equipment company Nortel Networks and software developer Veritas, and unexpectedly weak demand hurt semiconductor-related holdings, such as Intel, Texas Instruments and Agilent Technologies. The fund's performance relative to its benchmark also suffered in the services sector, particularly among media holdings such as Viacom and News Corporation, which lost ground due to weaker-than-expected advertising revenues. Companies that depend on employment growth, such as Paychex and Manpower, declined in response to a weak job creation environment. In addition, a few other holdings — including Comcast, St. Paul Travelers Companies, Union Pacific and Coca-Cola — experienced company-specific difficulties that drove their stock prices lower.

What is the fund's current strategy?

I have assumed responsibility for the fund's management on October 20, 2004, and I have generally maintained the fund's longstanding investment strategy. As of the end of the reporting period, the fund's sector allocations generally matched those of the benchmark. The fund has continued to place slightly greater emphasis on energy stocks than the benchmark, largely due to favorable industry fundamentals. Within other sectors, however, we have attempted to identify specific businesses and industries that we believe are positioned to thrive in the current economic environment, such as industrial machinery producers and financial companies in businesses that tend to be less sensitive to changing interest rates.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation in effect from February 1, 2004, through April 4, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER, INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Dreyfus Premier Large Company Stock Fund (Class A shares) ———
Dreyfus Premier Large Company Stock Fund (Class R shares) ·······
Standard & Poor's 500 Composite Stock Price Index† ———

$28,401

$24,740

$22,746

Dollars

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus Premier Large Company Stock Fund Class A shares and Class R shares and the Standard & Poor's 500 Composite Stock Price Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A and Class R shares of Dreyfus Premier Large Company Stock Fund on 10/31/94 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C and Class T shares will vary from the performance of Class A and Class R shares shown above due to differences in charges and expenses.

Effective October 1, 2004, the fund changed its investment objective to seek capital appreciation. Historical performance of the fund for periods before such date reflects the prior objective.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		(0.04)%	(5.32)%	8.57%	
without sales charge		6.05%	(4.19)%	9.21%	
Class B shares					
with applicable redemption charge †	1/16/98	1.34%	(5.28)%	–	1.32%††
without redemption	1/16/98	5.34%	(4.90)%	–	1.32%††
Class C shares					
with applicable redemption charge †††	1/16/98	4.28%	(4.90)%	–	1.24%
without redemption	1/16/98	5.28%	(4.90)%	–	1.24%
Class R shares		6.35%	(3.95)%	9.48%	
Class T shares					
with applicable sales charge (4.5%)	8/16/99	1.06%	(5.31)%	–	(4.80)%
without sales charge	8/16/99	5.82%	(4.43)%	–	(3.96)%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

†   The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

††   Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

††† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Large Company Stock Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 5.34	$ 9.14	$ 9.14	$ 4.07	$ 6.61
Ending value (after expenses)	$1,023.90	$1,020.50	$1,019.90	$1,024.80	$1,022.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 5.33	$ 9.12	$ 9.12	$ 4.06	$ 6.60
Ending value (after expenses)	$1,019.86	$1,016.09	$1,016.09	$1,021.11	$1,018.60

† *Expenses are equal to the fund's annualized expense ratio of 1.05% for Class A, 1.80% for Class B, 1.80% for Class C, .80% for Class R and 1.30% for Class T; multiplied by the average account value period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks–99.4%	Shares	Value ($)
Consumer Cyclical–6.5%		
Coach	25,940 a	1,209,582
McDonald's	32,280	940,962
PACCAR	10,640	737,458
Target	20,730	1,036,915
Wal-Mart Stores	31,160	1,680,147
Walgreen	24,650	884,689
		6,489,753
Consumer Staples–5.5%		
Archer-Daniels-Midland	47,880	927,436
Brown-Forman, Cl. B	11,020	494,798
Estee Lauder, Cl. A	15,690	673,886
Kellogg	20,660	888,380
Kimberly-Clark	13,530	807,335
Procter & Gamble	33,240	1,701,223
		5,493,058
Energy Related–8.7%		
Anadarko Petroleum	8,490	572,650
Chesapeake Energy	30,200	485,616
ChevronTexaco	18,330	972,590
ConocoPhillips	17,450	1,471,209
Devon Energy	13,700	1,013,389
Exxon Mobil	59,190	2,913,332
Newfield Exploration	7,930 a	461,526
Weatherford International	14,220 a	743,137
		8,633,449
Health Care–11.7%		
Aetna	6,800	646,000
Amgen	15,350 a	871,880
Boston Scientific	19,490 a	687,997
Genzyme	6,370 a	334,234
Hospira	16,070 a	512,794
IVAX	29,390 a	531,959
Johnson & Johnson	22,910	1,337,486
Laboratory Corporation of America Holdings	12,750 a	583,950
Medtronic	9,640	492,700

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Pfizer	86,963	2,517,579
WellPoint Health Networks	10,760 a	1,050,822
Wyeth	26,870	1,065,396
Zimmer Holdings	13,460 a	1,044,361
		11,677,158
Interest Sensitive–22.7%		
Ambac Financial Group	3,600	281,016
American Express	16,950	899,536
American International Group	30,537	1,853,901
Bank of America	61,630	2,760,408
Capital One Financial	16,440	1,212,614
Chubb	14,680	1,058,868
Citigroup	72,810	3,230,580
Franklin Resources	29,870	1,810,719
General Electric	80,600	2,750,072
Goldman Sachs Group	20,630	2,029,579
J.P. Morgan Chase & Co.	33,170	1,280,362
Legg Mason	5,010	319,187
Merrill Lynch	8,590	463,345
Morgan Stanley	9,840	502,726
Radian Group	15,780	756,335
Wachovia	27,150	1,336,052
		22,545,300
Producer Goods–9.9%		
Air Products & Chemicals	11,550	614,229
Alcoa	33,390	1,085,175
Boeing	14,990	748,001
Burlington Northern Santa Fe	11,850	495,448
Deere & Co.	9,780	584,648
Dow Chemical	11,400	512,316
E. I. du Pont de Nemours	14,980	642,193
Eaton	11,840	757,168
FedEx	5,860	533,963
Ingersoll-Rand, Cl. A	9,780	669,343
Norfolk Southern	15,740	534,373
3M	8,790	681,840
Tyco International	31,940	994,931

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
United Technologies	10,510	975,538
		9,829,166
Services–13.1%		
Boston Properties	7,600	453,872
Carnival	21,710	1,097,658
Charles River Laboratories International	10,830 [a]	506,736
Comcast, Cl. A	40,320 [a]	1,189,440
Costco Wholesale	26,470	1,268,972
Manpower	16,890	764,273
Marriott International, Cl. A	21,630	1,178,619
PETCO Animal Supplies	13,700 [a]	490,049
Staples	37,610	1,118,521
Time Warner	59,540 [a]	990,746
Verizon Communications	39,750	1,554,225
Viacom, Cl. B	24,830	906,047
Walt Disney	61,590	1,553,300
		13,072,458
Technology–17.8%		
Alliance Data Systems	10,900 [a]	460,852
Altera	28,440 [a]	646,441
Analog Devices	18,230	733,940
Autodesk	10,440	550,710
Cisco Systems	140,250 [a]	2,694,202
Cognizant Technology Solutions	30,340 [a]	1,031,560
Corning	88,270 [a]	1,010,691
Dell	13,610 [a]	477,167
eBay	6,330 [a]	617,871
Fisher Scientific International	13,630 [a]	781,817
Intel	60,660	1,350,292
International Business Machines	11,330	1,016,868
Microsoft	112,560	3,150,554
QUALCOMM	26,780	1,119,672
Symantec	16,750 [a]	953,745
Textron	8,200	558,830
Waters	13,060 [a]	539,247
		17,694,459

Common Stocks (continued)	Shares	Value ($)
Utilities–3.5%		
Constellation Energy Group	12,840	521,561
Exelon	21,020	832,812
PG&E	34,770 a	1,114,031
SBC Communications	19,650	496,359
Sempra Energy	14,670	492,032
		3,456,795
Total Common Stocks		
(cost $83,874,616)		**98,891,596**

Short-Term Investments–.9%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1.52%, 11/18/2004		
(cost $852,388)	853,000	**852,343**

Total Investments (cost $84,727,004)	**100.3%**	**99,743,939**
Liabilities, Less Cash and Receivables	**(.3%)**	**(311,088)**
Net Assets	**100.0%**	**99,432,851**

a *Non-income producing.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Interest Sensitive	22.7	Energy Related	8.7
Technology	17.8	Consumer Cyclical	6.5
Services	13.1	Consumer Staples	5.5
Health Care	11.7	Other	4.4
Producer Goods	9.9		**100.3**

† Based on Net Assets
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	84,727,004	99,743,939
Cash		23,734
Receivable for investment securities sold		704,372
Dividends receivable		107,880
Receivable for shares of Capital Stock subscribed		2,131
		100,582,056
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		145,423
Payable for investment securities purchased		752,418
Payable for shares of Capital Stock redeemed		251,364
		1,149,205
Net Assets ($)		**99,432,851**
Composition of Net Assets ($):		
Paid-in capital		148,239,959
Accumulated undistributed investment income–net		306,151
Accumulated net realized gain (loss) on investments		(64,130,194)
Accumulated net unrealized appreciation (depreciation) on investments		15,016,935
Net Assets ($)		**99,432,851**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	33,185,249	45,297,415	10,271,414	10,019,032	659,741
Shares Outstanding	1,722,081	2,455,647	556,678	514,489	34,651
Net Asset Value Per Share ($)	**19.27**	**18.45**	**18.45**	**19.47**	**19.04**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $4,521 foreign taxes withheld at source)	2,679,129
Interest	14,928
Income from securities lending	3,961
Total Income	**2,698,018**
Expenses:	
Management fee–Note 3(a)	1,533,590
Distribution and service fees–Note 3(b)	878,189
Loan commitment fees–Note 2	1,380
Interest expense–Note 2	121
Total Expenses	**2,413,280**
Less–reduction in management fee due to undertaking–Note 3(a)	(124,924)
Net Expenses	**2,288,356**
Investment Income–Net	**409,662**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	20,337,023
Net unrealized appreciation (depreciation) on investments	(12,432,950)
Net Realized and Unrealized Gain (Loss) on Investments	**7,904,073**
Net Increase in Net Assets Resulting from Operations	**8,313,735**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income–net	409,662	394,284
Net realized gain (loss) on investments	20,337,023	(11,290,149)
Net unrealized appreciation (depreciation) on investments	(12,432,950)	33,869,302
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,313,735**	**22,973,437**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(320,999)	(47,527)
Class B shares	(46,771)	–
Class C shares	(10,924)	–
Class R shares	(55,405)	(13,410)
Class T shares	(2,115)	–
Total Dividends	**(436,214)**	**(60,937)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	17,495,441	15,373,938
Class B shares	1,488,743	2,903,606
Class C shares	1,013,075	783,176
Class R shares	124,048	109,531
Class T shares	137,331	113,643
Dividends reinvested:		
Class A shares	92,714	15,925
Class B shares	40,897	–
Class C shares	6,347	–
Class R shares	42,321	10,095
Class T shares	1,996	–
Cost of shares redeemed:		
Class A shares	(86,545,097)	(25,753,225)
Class B shares	(14,310,932)	(9,342,384)
Class C shares	(4,485,029)	(3,485,995)
Class R shares	(2,264,822)	(2,569,827)
Class T shares	(258,433)	(408,499)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(87,421,400)**	**(22,250,016)**
Total Increase (Decrease) in Net Assets	**(79,543,879)**	**662,484**
Net Assets ($):		
Beginning of Period	178,976,730	178,314,246
End of Period	**99,432,851**	**178,976,730**
Undistributed investment income–net	306,151	333,347

	Year Ended October 31,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	919,511	935,198
Shares issued for dividends reinvested	5,085	995
Shares redeemed	(4,595,891)	(1,577,617)
Net Increase (Decrease) in Shares Outstanding	**(3,671,295)**	**(641,424)**
Class B[a]		
Shares sold	81,079	183,949
Shares issued for dividends reinvested	2,328	–
Shares redeemed	(783,422)	(596,027)
Net Increase (Decrease) in Shares Outstanding	**(700,015)**	**(412,078)**
Class C		
Shares sold	55,655	49,916
Shares issued for dividends reinvested	361	–
Shares redeemed	(245,854)	(220,972)
Net Increase (Decrease) in Shares Outstanding	**(189,838)**	**(171,056)**
Class R		
Shares sold	6,521	6,678
Shares issued for dividends reinvested	2,301	626
Shares redeemed	(118,764)	(155,685)
Net Increase (Decrease) in Shares Outstanding	**(109,942)**	**(148,381)**
Class T		
Shares sold	7,522	7,191
Shares issued for dividends reinvested	111	–
Shares redeemed	(13,650)	(25,912)
Net Increase (Decrease) in Shares Outstanding	**(6,017)**	**(18,721)**

[a] *During the period ended October 31, 2004, 311,169 Class B shares representing $5,714,601 were automatically converted to 298,700 Class A shares and during the period ended October 31, 2003, 28,422 Class B shares representing $454,744 were automatically converted to 27,438 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	18.23	15.90	18.71	25.59	23.97
Investment Operations:					
Investment income (loss)–net[a]	.10	.08	.05	.00[b]	(.03)
Net realized and unrealized gain (loss) on investments	1.00	2.26	(2.86)	(6.88)	1.66
Total from Investment Operations	1.10	2.34	(2.81)	(6.88)	1.63
Distributions:					
Dividends from investment income–net	(.06)	(.01)	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.01)
Total Distributions	(.06)	(.01)	–	–	(.01)
Net asset value, end of period	19.27	18.23	15.90	18.71	25.59
Total Return (%)[c]	6.05	14.71	(15.02)	(26.88)	6.80
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.15	1.15	1.15	1.15	1.15
Ratio of net expenses to average net assets	1.08	1.15	1.15	1.15	1.15
Ratio of net investment income (loss) to average net assets	.51	.50	.26	.02	(.11)
Portfolio Turnover Rate	65.83	51.02	43.46	54.09	43.98
Net Assets, end of period ($ x 1,000)	33,185	98,320	95,930	124,162	71,133

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
See notes to financial statements.

	Year Ended October 31,				
Class B Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	17.54	15.40	18.26	25.16	23.75
Investment Operations:					
Investment (loss)–net[a]	(.05)	(.04)	(.09)	(.15)	(.22)
Net realized and unrealized gain (loss) on investments	.98	2.18	(2.77)	(6.75)	1.64
Total from Investment Operations	.93	2.14	(2.86)	(6.90)	1.42
Distributions:					
Dividends from investment income–net	(.02)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.01)
Total Distributions	(.02)	–	–	–	(.01)
Net asset value, end of period	18.45	17.54	15.40	18.26	25.16
Total Return (%)[b]	5.34	13.83	(15.66)	(27.42)	5.98
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.83	1.90	1.90	1.90	1.90
Ratio of net investment (loss) to average net assets	(.25)	(.25)	(.49)	(.72)	(.87)
Portfolio Turnover Rate	65.83	51.02	43.46	54.09	43.98
Net Assets, end of period ($ x 1,000)	45,297	55,336	54,937	77,099	98,884

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

			Year Ended October 31,		
Class C Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	17.54	15.40	18.27	25.17	23.75
Investment Operations:					
Investment (loss)–net [a]	(.05)	(.04)	(.09)	(.15)	(.22)
Net realized and unrealized gain (loss) on investments	.98	2.18	(2.78)	(6.75)	1.65
Total from Investment Operations	.93	2.14	(2.87)	(6.90)	1.43
Distributions:					
Dividends from investment income–net	(.02)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.01)
Total Distributions	(.02)	–	–	–	(.01)
Net asset value, end of period	18.45	17.54	15.40	18.27	25.17
Total Return (%) [b]	5.28	13.90	(15.71)	(27.41)	6.02
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.83	1.90	1.90	1.90	1.90
Ratio of net investment (loss) to average net assets	(.25)	(.24)	(.50)	(.72)	(.86)
Portfolio Turnover Rate	65.83	51.02	43.46	54.09	43.98
Net Assets, end of period ($ x 1,000)	10,271	13,094	14,133	23,072	30,213

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

	Year Ended October 31,				
Class R Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	18.40	16.02	18.81	25.66	23.97
Investment Operations:					
Investment income-net[a]	.14	.13	.09	.06	.04
Net realized and unrealized gain (loss) on investments	1.02	2.27	(2.88)	(6.91)	1.66
Total from Investment Operations	1.16	2.40	(2.79)	(6.85)	1.70
Distributions:					
Dividends from investment income−net	(.09)	(.02)	−	−	−
Dividends from net realized gain on investments	−	−	−	−	(.01)
Total Distributions	(.09)	(.02)	−	−	(.01)
Net asset value, end of period	19.47	18.40	16.02	18.81	25.66
Total Return (%)	6.35	14.98	(14.83)	(26.70)	7.10
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.90	.90	.90	.90	.90
Ratio of net expenses to average net assets	.83	.90	.90	.90	.90
Ratio of net investment income to average net assets	.75	.76	.51	.28	.16
Portfolio Turnover Rate	65.83	51.02	43.46	54.09	43.98
Net Assets, end of period ($ x 1,000)	10,019	11,492	12,379	17,709	28,492

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	18.04	15.77	18.61	25.51	23.96
Investment Operations:					
Investment income (loss)–net[a]	.05	.04	.00[b]	(.05)	(.13)
Net realized and unrealized gain (loss) on investments	1.00	2.23	(2.84)	(6.85)	1.69
Total from Investment Operations	1.05	2.27	(2.84)	(6.90)	1.56
Distributions:					
Dividends from investment income–net	(.05)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.01)
Total Distributions	(.05)	–	–	–	(.01)
Net asset value, end of period	19.04	18.04	15.77	18.61	25.51
Total Return (%)[c]	5.82	14.40	(15.26)	(27.08)	6.55
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.40	1.40	1.40	1.40	1.40
Ratio of net expenses to average net assets	1.33	1.40	1.40	1.40	1.40
Ratio of net investment income (loss) to average net assets	.25	.27	.01	(.23)	(.49)
Portfolio Turnover Rate	65.83	51.02	43.46	54.09	43.98
Net Assets, end of period ($ x 1,000)	660	734	936	1,423	1,310

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Large Company Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. Prior to October 1, 2004, the fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that were consistently superior to the Standard & Poor's 500 Composite Stock Price Index. On July 20, 2004, the Board of Directors approved changing the fund's investment objective. Effective October 1, 2004, the fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 450 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (20 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (30 million shares authorized) and Class T (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including inter-est. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the super-vision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accor-dance with income tax regulations, which may differ from U.S. gener-ally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable pro-visions of the Code, and to make distributions of taxable income suffi-cient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $306,151, accumu-lated capital losses $63,227,215 and unrealized appreciation $14,113,956.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $19,034,476 of the carryover expires in fiscal 2009, $32,648,933 expires in fiscal 2010 and $11,543,806 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2004 and October 31, 2003 were as follows: ordinary income $436,214 and $60,937, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $644 and increased net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2004 was approximately $8,500 with a related weighted average annualized interest rate of 1.42%.

NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed to waive receipt of a portion of the fund's management fee in the amount of .10 of 1% of the value of the fund's average daily net assets from February 1, 2004 through April 4, 2005. The reduction in management fee, pursuant to a waiver, amounted to $124,924 during the period ended October 31, 2004.

During the period ended October 31, 2004, the Distributor retained $4,166 and $157 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $117,714 and $635 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan") under which Class B, Class C and Class T shares pay the Distributor for providing services to the holders of their shares, a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2004, Class A, Class B, Class C and Class T shares were charged $238,246, $388,840, $88,320 and $1,865, respectively, pursuant to their respective Plans. Class B, Class C and Class T shares were charged $129,613, $29,440 and $1,865, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $97,040, Rule 12b-1 distribution plan fees $48,227, and shareholder services plan fees $11,822, which are offset against an expense reimbursement currently in effect in the amount of $11,666.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $110,257,524 and $197,130,294, respectively.

At October 31, 2004, the cost of investments for federal income tax purposes was $85,629,983; accordingly, accumulated net unrealized appreciation on investments was $14,113,956 consisting of $15,219,691 gross unrealized appreciation and $1,105,735 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.**

We have audited the accompanying statement of assets and liabilities, of Dreyfus Premier Large Company Stock Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian. As to securities purchased or sold but not yet received or delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Large Company Stock Fund of The Dreyfus/Laurel Funds, Inc.,as of October 31, 2004, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S.generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with Federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $436,214 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998–2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998–2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996–present)
• President and CEO, Himmel & Company, a real estate development company (1980–present)
• CEO, American Food Management, a restaurant company (1983–present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

────────────

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

────────────

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

────────────

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Large Company Stock Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0318AR1004

Dreyfus
Municipal Reserves

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Municipal Reserves, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, J. Christopher Nicholl.

Although the U.S. economy recently has shown signs of weakness, the Federal Reserve Board raised short-term interest rates three times since the beginning of the summer. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases are likely to follow. As a result, tax-exempt money-market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Dreyfus Municipal Reserves perform during the period?

For the 12-month period ended October 31, 2004, the fund's Investor shares produced a yield of 0.43% and, taking into account the effects of compounding, an effective yield of 0.43%. The fund's Class R shares provided a 0.63% yield and a 0.63% effective yield for the same period.[1]

Although tax-exempt money market yields remained near historical lows for much of the reporting period, they began to rise during the reporting period's second half, when the Federal Reserve Board (the "Fed") raised short-term interest rates from 1% to 1.75% in three separate moves.

What is the fund's investment approach?

The fund seeks a high level of current income, consistent with stability of principal, that is exempt from federal income tax. To pursue its goal, the fund invests at least 80% of its assets in tax-exempt municipal obligations, including short-term municipal debt securities. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund reserves the right to invest up to 20% of total assets in taxable money market securities, such as U.S. government obligations, U.S. and foreign bank and corporate obligations and commercial paper. Municipal obligations are typically of two types:

- *General obligation bonds,* which are secured by the full faith and credit of the issuer and its taxing power; and
- *Revenue bonds,* which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls.

What other factors influenced the fund's performance?

The fund was primarily influenced by investors' shifting perceptions of the strength of U.S. economic growth and their expectations regarding the timing of the Fed's moves to a less accommodative monetary policy. When the reporting period began, tax-exempt money market yields remained near historical lows, anchored by a federal funds rate of 1%. While the economy was growing, inflation pressures at the time remained low, and the Fed in its public comments suggested that it could be "patient" before raising interest rates.

In April 2004, however, signs of renewed inflation pressures emerged when energy prices surged and the U.S. Labor Department released an unexpectedly robust employment report. As a result of these developments, investors revised forward their expectations of the timing of eventual rate hikes. For its part, the Fed indicated that any future increases were likely to be "measured." Yields of longer-term money market instruments rose in this new market environment to reflect heightened inflation concerns. However, shorter-term yields remained anchored by the 1% federal funds rate.

In late June, the Fed implemented its first rate hike in more than four years, raising its target for the federal funds rate to 1.25%. Two additional rate hikes followed in August and September, driving the federal funds rate to 1.75% by the reporting period's end. However, the U.S. economy appeared to hit a "soft patch" during the summer, causing investor's inflation fears to moderate and longer-term yields to decline. The combination of higher short-term rates and lower yields on longer-term money market instruments moved yield "spreads" toward levels that were below historical averages.

In this environment, we managed the fund's weighted average maturity to reflect prevailing market conditions. In the fall of 2003 and the winter of 2004, because there was little incentive to assume the risks of longer-term securities, we maintained a weighted average duration in a range that was slightly shorter than industry averages. When longer-term yields rose in the spring, we moved toward a more neutral position to capture and lock in higher yields. We returned to the slightly shorter-than-average range over the summer when longer-term yields became less attractive.

We also actively managed the fund's composition over the course of the reporting period, gradually increasing its holdings of variable-rate demand notes on which yields are reset daily or weekly. In the spring, we added to the fund's holdings of longer-term municipal notes. Later in the reporting period, we shifted our focus away from municipal notes to commercial paper with maturities in the 60- to 90-day range.

What is the fund's current strategy?

In anticipation of further rate hikes from the Fed, we have continued to maintain the fund's weighted average maturity in a range we consider shorter than average. Indeed, less than two weeks after the end of the reporting period, the Fed raised its target for the federal funds rate to 2% in its fourth consecutive move away from the aggressively accommodative monetary policy it had established. Signs of recent economic strength suggest that more rate hikes could be in store, possibly as soon as the Fed's next meeting in December. Accordingly, in our judgment, a generally defensive investment posture remains prudent in today's changing market environment.

November 15, 2004

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Reserves from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Investor	Class R
Expenses paid per $1,000†	$ 3.57	$ 2.57
Ending value (after expenses)	$1,002.70	$1,003.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Investor	Class R
Expenses paid per $1,000†	$ 3.61	$ 2.59
Ending value (after expenses)	$1,021.57	$1,022.57

† Expenses are equal to the fund's annualized expense ratio of .71% for Investor and .51% for Class R, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2004

Tax Exempt Investments−102.8%	Principal Amount ($)	Value ($)
Alabama−4.0%		

Port City Medical Clinic Board
   Health Care Facilities Revenue
   VRDN (Infirmary Health Systems)
   1.74% (Insured; AMBAC and Liquidity Facility:
   Bank of Nova Scotia and KBC Bank)
	6,000,000 a	6,000,000

Alaska−1.5%		

Alaska Industrial Development Authority
   Health Care Facilities Revenue, VRDN
   (Providence Medical Office Building)
   1.70% (LOC; KBC Bank)
	2,260,000 a	2,260,000

California−4.0%		
San Francisco City and County Unified School District GO Notes, TRAN 2%, 12/3/2004	6,000,000	6,000,603
Colorado−12.0%		
Aurora Centretech Metropolitan District, GO Notes 1.30%, 12/1/2004 (LOC; BNP Paribas)	1,000,000	1,000,000
Castlewood Ranch Metropolitan District, GO Notes 1.15%, 12/1/2004 (LOC; U.S. Bank N.A.)	2,650,000	2,650,000
Central Platte Valley Metropolitan District, GO Notes 1.30%, 12/1/2004 (LOC; U.S. Bank N.A.)	3,000,000	3,000,000

Dove Valley Metropolitan District Arapahoe County
   GO Notes:
      1.20%, 11/1/2004 (LOC; BNP Paribas)
      1.95%, 11/1/2005 (LOC; BNP Paribas)
	
	5,090,000
	2,500,000
		
		5,090,000
		2,500,000

Interstate South Metropolitan District, GO Notes
   Refunding:
      1.20%, 11/1/2004 (LOC; BNP Paribas)
      1.95%, 11/1/2005 (LOC; BNP Paribas)
	
	1,975,000
	1,975,000
		
		1,975,000
		1,975,000

Connecticut−1.7%		
Town of North Haven, GO Notes BAN 2%, 4/27/2005	2,500,000	2,505,951
Florida−3.2%		

Florida Housing Finance Agency, MFMR, VRDN
   (Town Colony Associates)
   1.81% (LOC; Credit Suisse First Boston)
	4,800,000 a	4,800,000

Georgia−3.2%		

Athens-Clarke County Unified Government
   Development Authority, College and University
   Revenue, VRDN (University of Georgia
   Athletic Association Project)
   1.75% (LOC; Bank of America)
	1,400,000 a	1,400,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Georgia (continued)		
De Kalb County Development Authority		
Private Schools Revenue, VRDN		
(Marist School Inc. Project)		
1.77% (LOC; SunTrust Bank)	3,500,000 a	3,500,000
Illinois—23.0%		
City of Chicago, GO Notes 1.05%, 1/13/2005		
(LOC; State Street Bank and Trust)	5,500,000	5,500,000
Chicago School Finance Authority, GO Notes		
Refunding 5.20%, 6/1/2005 (Insured; FGIC)	2,780,000	2,841,379
Illinois Development Finance Authority, IDR		
VRDN (Heritage Tool and Manufacturing Inc.)		
1.86% (LOC; Bank of Montreal)	4,285,000 a	4,285,000
Illinois Educational Facilities Authority, Recreational		
Revenue, VRDN (Shedd Aquarium Society)		
1.77% (LOC; Bank One)	4,300,000 a	4,300,000
Illinois Health Facilities Authority, Revenue, VRDN:		
(Memorial Medical Center) 1.77% (LOC; KBC Bank)	2,400,000 a	2,400,000
(Rush Presbyterian St. Luke's Medical Center)		
1.77% (LOC; Northern Trust Co.)	3,800,000 a	3,800,000
(The Carle Foundation)		
1.77% (Insured; AMBAC and Liquidity		
Facility; Northern Trust Co.)	3,900,000 a	3,900,000
Illinois Student Assistance Commission		
Student Loan Revenue, VRDN		
1.84% (LOC; Bank One)	3,300,000 a	3,300,000
Jackson-Union Counties Regional Port District		
Port Facilities Revenue, Refunding, VRDN		
(Enron Transportation Services)		
1.76% (LOC; Wachovia Bank)	4,400,000 a	4,400,000
Indiana—8.5%		
Indiana Health Facilities Financing Authority		
Health Care Facilities Revenue, VRDN, Capital Access		
Designated Program 1.78% (LOC; Comerica Bank)	1,725,000 a	1,725,000
City of Seymour, EDR, VRDN		
(Pedcor Investments Project) 1.82% (LOC; FHLB)	3,922,000 a	3,922,000
City of Wabash, EDR, VRDN		
(Wabash Alloys Project)		
1.83% (LOC; Bank of America)	7,250,000 a	7,250,000
Iowa—.9%		
Iowa Finance Authority, Private College Revenue		
VRDN (Drake University Project)		
1.74% (LOC; Wells Fargo Bank)	1,300,000 a	1,300,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Kentucky–.1%		
County of Ohio, PCR, VRDN (Big Rivers Electric Corp. Project) 1.78% (Insured; AMBAC and Liquidity Facility; Credit Suisse First Boston)	200,000 a	200,000
Louisiana–6.0%		
South Louisiana Port Commission, Port Revenue, VRDN (Holnam Inc. Project) 1.85% (LOC; Wachovia Bank)	9,000,000 a	9,000,000
Massachusetts–4.0%		
Massachusetts Health and Educational Facilities Authority College and University Revenue, VRDN: Capital Asset Program 1.73% (LOC; Bank of America)	2,000,000 a	2,000,000
(Simmons College) 1.75% (Insured; AMBAC and Liquidity Facility; Bank of America)	200,000 a	200,000
City of Salem, GO Notes, BAN 1.50%, 1/13/2005	4,000,000	4,003,313
Michigan–5.0%		
Michigan State Building Authority, Revenue, CP 1.42%, 11/4/2004 (LOC: Bank of New York and State Street Bank and Trust)	2,500,000	2,500,000
Michigan State Strategic Fund, LOR, VRDN (Henry Ford Museum Village Project) 1.74% (LOC; Comerica Bank)	5,100,000 a	5,100,000
Mississippi–.7%		
County of Jackson, Port Facilities Revenue, Refunding VRDN (Chevron USA Inc. Project) 1.74%	1,000,000 a	1,000,000
New Jersey–1.1%		
New Jersey Economic Development Authority Water Facilities Revenue, Refunding, VRDN (United Water New Jersey Inc. Project) 1.70% (Insured; AMBAC and Liquidity Facility; Bank of New York)	1,600,000 a	1,600,000
New Mexico–2.1%		
City of Santa Fe, Gross Receipts Tax Revenue, VRDN (Wastewater Systems) 1.79% (LOC; BNP Paribas)	3,200,000 a	3,200,000
New York–1.7%		
City of New York, GO Notes, VRDN 1.68% (LOC; State Street Bank and Trust)	2,600,000 a	2,600,000
Ohio–.5%		
County of Hamilton, Hospital Facilities Revenue, VRDN (Health Alliance) 1.73% (Insured; MBIA and Liquidity Facility; Credit Suisse First Boston)	800,000 a	800,000

STATEMENT OF INVESTMENTS *(continued)*

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Oklahoma–.8%		
Tulsa County Industrial Authority, Revenue, VRDN (Montercau) 1.74% (LOC; BNP Paribas)	1,180,000 a	1,180,000
Pennsylvania–.6%		
Lehigh County Industrial Development Authority, PCR VRDN (Allegheny Electric Cooperative) 1.60% (LOC; Rabobank Nederland)	920,000 a	920,000
Texas–2.7%		
Grand Prairie Sports Facilities Development Corporation Sales Tax Revenue, Refunding 1.75%, 9/15/2005 (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2,015,000	2,015,000
North Central Texas Health Facility Development Corporation, Health Care Facilities Revenue VRDN (Methodist Hospital of Dallas) 1.74% (Insured; MBIA and Liquidity Facility; Dexia Credit Locale)	1,600,000 a	1,600,000
Southwest Higher Education Authority College and University Revenue,VRDN (Southern Methodist University) 1.73% (LOC; Landesbank Hessen-Thuringen Girozentrale)	500,000 a	500,000
Washington–10.7%		
Washington Housing Finance Commission, VRDN: MFHR (Anchor Village Apartments Project) 1.81% (Insured; FNMA)	10,750,000 a	10,750,000
MFMR (Wandering Creek Project) 1.83% (Insured; FHLMC and Liquidity Facility; FHLMC)	5,300,000 a	5,300,000
Washington Public Power Supply System Project No. 2 Electric Revenue, Refunding, VRDN 1.74% (Insured; MBIA and Liquidity Facility; Credit Suisse First Boston)	100,000 a	100,000
Wisconsin–4.8%		
Wisconsin Health and Educational Facilities Authority Health Care Facilities Revenue, VRDN 1.76% (Wheaton Franciscan Services) (LOC; U.S. Bank N.A.)	2,000,000 a	2,000,000
University of Wisconsin Hospitals and Clinics Authority Health Care Facilities Revenue, VRDN 1.77% (Insured; MBIA and Liquidity Facility; U.S. Bank N.A.)	5,300,000 a	5,300,000
Total Investments (cost $155,448,246)	**102.8%**	**155,448,246**
Liabilities, Less Cash and Receivables	**(2.8%)**	**(4,230,215)**
Net Assets	**100.0%**	**151,218,031**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**FSA**	Financial Security Assurance
BAN	Bond Anticipation Notes	**GO**	General Obligation
CP	Commercial Paper	**IDR**	Industrial Development Revenue
EDR	Economic Development Revenue	**LOC**	Letter of Credit
FGIC	Financial Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
FHLB	Federal Home Loan Bank	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLMC	Federal Home Loan Mortgage Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**PCR**	Pollution Control Revenue
		TRAN	Tax and Revenue Anticipation Notes
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	93.1
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	5.3
Not Rated [c]		Not Rated [c]		Not Rated [c]	1.6
					100.0

†   *Based on total investments.*
a   *Securities payable on demand. Variable interest rate—subject to periodic change.*
b   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
c   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	155,448,246	155,448,246
Cash		927,033
Interest receivable		521,065
		156,896,344
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		63,141
Payable for investment securities purchased		4,475,000
Bank loan payable–Note 2		1,000,000
Dividends payable		139,715
Interest payable–Note 2		457
		5,678,313
Net Assets ($)		**151,218,031**
Composition of Net Assets ($):		
Paid-in capital		151,222,531
Accumulated net realized gain (loss) on investments		(4,500)
Net Assets ($)		**151,218,031**

Net Asset Value Per Share

	Investor Shares	Class R Shares
Net Assets ($)	26,379,997	124,838,034
Shares Outstanding	26,381,752	124,840,779
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Interest Income	**2,537,158**
Expenses:	
Management fee–Note 3(a)	1,143,676
Distribution fees (Investor Shares)–Note 3(b)	59,337
Interest expense–Note 2	13,182
Total Expenses	**1,216,195**
Investment Income–Net, representing net increase in net assets resulting from operations	**1,320,963**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	1,320,963	2,237,750
Net realized gain (loss) on investments	−	(2,787)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,320,963**	**2,234,963**
Dividends to Shareholders from ($):		
Investment income−net:		
Investor shares	(127,486)	(174,081)
Class R shares	(1,193,477)	(2,063,669)
Total Dividends	**(1,320,963)**	**(2,237,750)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investor shares	66,325,162	118,427,509
Class R shares	512,954,857	694,361,504
Dividends reinvested:		
Investor shares	118,559	129,832
Class R shares	149,592	145,926
Cost of shares redeemed:		
Investor shares	(71,374,586)	(119,147,931)
Class R shares	(637,509,901)	(762,363,992)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(129,336,317)**	**(68,447,152)**
Total Increase (Decrease) in Net Assets	**(129,336,317)**	**(68,449,939)**
Net Assets ($):		
Beginning of Period	280,554,348	349,004,287
End of Period	**151,218,031**	**280,554,348**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.004	.004	.009	.026	.033
Distributions:					
Dividends from investment income—net	(.004)	(.004)	(.009)	(.026)	(.033)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.44	.44	.87	2.60	3.38
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.71	.70	.71	.71	.71
Ratio of net investment income to average net assets	.43	.45	.86	2.64	3.35
Net Assets, end of period ($ X 1,000)	26,380	31,311	31,902	26,955	39,694

See notes to financial statements.

Class R Shares	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.006	.006	.011	.028	.035
Distributions:					
Dividends from investment income—net	(.006)	(.006)	(.011)	(.028)	(.035)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.64	.65	1.07	2.78	3.59
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.51	.50	.51	.51	.51
Ratio of net investment income to average net assets	.60	.65	1.07	2.72	3.52
Net Assets, end of period ($ X 1,000)	124,838	249,243	317,102	341,092	264,215

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek income, consistent with stability of principal, that is exempt from federal income tax. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $1,713 of the carryover expires in fiscal 2005 and $2,787 expires in fiscal 2011.

The tax character of all distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003 was all tax exempt income.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average amount of borrowings outstanding under the line of credit during the period ended October 31, 2004 was approximately $797,000 with a related weighted average annualized interest rate of 1.65%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The

Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees and expenses, fees and expenses of non–interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non–interested Directors (including counsel fees). Each director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out–of–pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non–interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non–interested Directors.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% of the value of the average daily net assets (currently limited by the Company's Board of Directors to .20%) attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and activities primarily intended to result in the sale of Investor shares. During the period ended October 31, 2004, Investor shares were charged $59,337 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates consists of: management fees $58,728 and Rule 12b-1 distribution plan fees $4,413.

NOTE 4—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state

and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Municipal Reserves (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian. As to securities purchased but not yet received, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Municipal Reserves of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during the fiscal year ended October 31, 2004 as "exempt–interest dividends" (not generally subject to regular federal income tax).

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998–2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998–2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996–present)
• President and CEO, Himmel & Company, a real estate development company (1980–present)
• CEO, American Food Management, a restaurant company (1983–present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

———————————

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

———————————

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Municipal Reserves**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0324AR1004

Dreyfus
Money Market
Reserves

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Money Market Reserves, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Laurie Carroll.

Although the U.S. economy recently has shown signs of weakness, the Federal Reserve Board raised short-term interest rates three times since the beginning of the summer. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases are likely to follow. As a result, money market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Laurie Carroll, Portfolio Manager

How did Dreyfus Money Market Reserves perform during the period?

For the 12-month period ended October 31, 2004, the fund's Investor shares produced a yield of 0.54% while its Class R shares produced a yield of 0.74%. Taking into account the effects of compounding, the effective yields for the fund's Investor shares and Class R shares were also 0.54% and 0.74%, respectively.[1]

We attribute the fund's performance to low interest rates in a gradually recovering economy. However, interest rates began to rise during the second half of the reporting period, when the Federal Reserve Board (the "Fed") raised its target for the overnight federal funds rate in three separate moves from 1% to 1.75%.

What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies and instrumentalities
- certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements
- asset-backed securities
- domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest

What other factors influenced the fund's performance?

When the reporting period began, the economy already had begun to strengthen, even as labor markets remained sluggish and inflation appeared to stay low. As a result, the Fed left short-term interest rates unchanged at 1% during the final months of 2003, suggesting that it could be "patient" before raising short-term interest rates in the recovering economy. With no rate-hikes imminent, we extended the fund's weighted average maturity to a position we considered slightly longer than average, enabling the fund to capture modestly higher yields from money market instruments toward the longer end of their maturity range. We generally maintained this position through the first quarter of 2004.

In April 2004, however, market conditions began to change. Surging oil and gas prices and unexpectedly strong labor statistics suggested that inflationary pressures might be resurfacing. Accordingly, investors began to revise forward their expectations of the timing of eventual rate-hikes from the Fed, and yields at the longer end of the maturity range began to rise. We adjusted the fund's investment posture to reflect a more defensive posture, reducing its weighted average maturity toward a range that we considered to be in line with industry averages.

Our move to a more neutral weighted average maturity proved to be a prudent one. In late June, the Fed implemented a rate increase of 25 basis points, its first increase of short-term interest rates in more than four years. Two additional rate-hikes, each 25 basis points, followed, bringing the overnight federal funds rate to 1.75%. As interest rates rose, so did yields of shorter-term money market instruments.

The fund's strongest returns stemmed from its commercial paper holdings, where we allocated the largest portion of the fund's total assets during the reporting period. Short-term U.S. government agency securities also provided relatively attractive yields, while returns from repurchase agreements and U.S. Treasury bills were more modest. By the middle of the reporting period, we sold the fund's investments in U.S. Treasury bills and reduced its exposure to U.S. government agency bonds, choosing instead to allocate those assets to higher-yielding commercial paper holdings. Also in an attempt to capture incrementally higher yields, we increased the fund's exposure to repurchase agreements.

What is the fund's current strategy?

As of the end of the reporting period, the fund maintained a low weighted average maturity in order to preserve the flexibility we need to capture higher yields as the Fed continues to raise interest rates. Indeed, less than two weeks after the close of the reporting period, the Fed raised its target for the federal funds rate to 2%. As of October 31, 2004, the fund's weighted average maturity was 30 days, the same as it was when the reporting period began. At the same time, approximately 46% of the fund's assets were allocated to commercial paper, followed by about 24% to repurchase agreements, 24% to corporate floating rate notes, 2% to U.S. government agency securities and the balance in bank deposits. The fund held no U.S. Treasury securities as of the end of the reporting period. Of course, we are prepared to change our strategies as economic and market conditions evolve.

November 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Money Market Reserves from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.53	$ 2.52
Ending value (after expenses)	$1,003.40	$1,004.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.56	$ 2.54
Ending value (after expenses)	$1,021.62	$1,022.62

† *Expenses are equal to the fund's annualized expense ratio of .70% for Investor shares and .50% for Class R shares; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Negotiable Bank Certificates of Deposit—1.9%	Principal Amount ($)	Value ($)
Barclays Bank PLC (Yankee) 1.79%, 11/8/2004 (cost $9,999,961)	10,000,000 a	**9,999,961**

Commercial Paper—46.1%		
AEGON Funding Corp. 1.89%, 12/28/2004	10,000,000 b	9,970,233
Alcon Capital Corp. 1.75%, 11/5/2004	10,000,000 b	9,998,055
Allianz Finance Corp. 1.61%, 11/1/2004	10,000,000 b	10,000,000
Amstel Funding Corp. 1.82%, 12/15/2004	10,000,000 b	9,977,877
Atlantis One Funding Corp. 1.71%, 11/16/2004	10,000,000 b	9,992,917
Bank of America Corp. 1.98%, 1/5/2005	10,000,000	9,964,430
CBA (Delaware) Finance Inc. 1.85%, 12/15/2004	10,000,000 b	9,977,511
CIT Group Inc. 2.03%, 1/24/2005	10,000,000	9,952,867
Coca-Cola Co. (The) 1.86%, 12/20/2004	10,000,000	9,974,819
Coca-Cola Enterprises Inc. 1.75%, 11/4/2004	10,000,000 b	9,998,542
Commonwealth Bank of Australia 2.15%, 4/14/2005	10,000,000	9,902,967
Gannett Co. 1.84%, 11/17/2004	10,000,000 b	9,991,822
Goldman Sachs Group Inc. 1.67%, 11/23/2004	10,000,000	9,989,856
Grampian Funding Ltd. 1.64%, 11/4/2004	10,000,000 b	9,998,642
Irish Life & Permanent PLC 1.66%, 11/9/2004	10,000,000 b	9,996,333
Knight Ridder Inc. 1.84%, 12/2/2004	10,000,000 b	9,984,156

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Moat Funding LLC 1.74%, 11/19/2004	10,000,000 [b]	9,991,350
National Rural Utilities Cooperative Finance Corp. 1.86%, 11/16/2004	10,000,000	9,992,250
Nestle Capital Corp. 1.86%, 12/16/2004	10,000,000 [b]	9,976,813
PACCAR Financial Corp. 1.81%, 12/1/2004	6,750,000	6,739,819
Scaldis Capital LLC 1.88%, 12/14/2004	10,000,000	9,977,664
Thunder Bay Funding Inc. 1.81%, 12/20/2004	10,000,000 [b]	9,975,500
Unilever Capital Corp. 1.84%, 12/6/2004	10,000,000 [b]	9,982,208
Wal-Mart Stores Inc. 1.64%, 11/30/2004	11,220,000 [b]	11,205,268
WestLB Covered Bond Bank PLC 2.05%, 2/14/2005	10,000,000 [b]	9,940,500
Total Commercial Paper (cost $247,452,399)		**247,452,399**
Corporate Notes—13.0%		
CSFB (USA) Inc. 1.71%, 2/8/2005	10,000,000 [a]	10,008,131
Canadian Imperial Bank of Commerce 1.92%, 5/31/2005	10,000,000 [a]	9,999,124
Johnson Controls Inc. 1.84%, 9/15/2005	10,000,000 [a]	10,009,124
Lehman Brothers Holdings Inc. 1.86%, 5/16/2005	10,000,000 [a]	10,000,000
Manufacturers & Traders Trust Company 1.68%, 11/18/2004	10,000,000 [a]	9,999,956

Corporate Notes (continued)	Principal Amount ($)	Value ($)
Merrill Lynch & Co. Inc.		
2.05%, 4/28/2005	10,000,000 [a]	10,011,591
National City Bank		
1.92%, 10/3/2005	10,000,000 [a]	9,996,772
Total Corporate Notes		
(cost $70,024,698)		**70,024,698**

Short-Term Bank Notes—9.3%		
Abbey National Treasury Services		
1.90%, 5/26/2005	10,000,000 [a]	9,998,148
American Express Centurion Bank		
1.81%, 1/12/2005	10,000,000 [a]	10,000,000
Natexis Banques Populaires		
1.89%, 6/22/2005	10,000,000 [a]	9,997,430
Northern Rock PLC		
2.02%, 1/13/2005	10,000,000 [a,b]	10,000,000
Royal Bank of Scotland PLC		
1.85%, 6/20/2005	10,000,000 [a]	9,998,080
Total Short-Term Bank Notes		
(cost $49,993,658)		**49,993,658**

Time Deposits—3.7%		
Branch Banking & Trust Co. (Grand Cayman)		
1.81%, 11/1/2004		
(cost $20,000,000)	20,000,000	**20,000,000**

U.S. Government Agencies—1.9%		
Federal National Mortgage Association,		
Discount Notes		
2.04%, 2/1/2005		
(cost $9,948,122)	10,000,000	**9,948,122**

	Principal	
Repurchase Agreements—24.1%	Amount ($)	Value ($)
Goldman Sachs & Co.		
1.75% dated 10/29/2004, due 11/1/2004		
in the amount of $29,410,602 (fully collateralized by		
$31,627,361 U.S. Treasury Strips, due 11/15/2006,		
value $29,994,440)	29,406,314	29,406,314
Salomon Smith Barney Holdings Inc.		
1.87% dated 10/29/2004, due 11/1/2004		
in the amount of $100,015,583 (fully collateralized		
by $98,929,000 Federal National Mortgage		
Association Notes 5.125%, due 11/7/2013,		
value $102,000,361)	100,000,000	100,000,000
Total Repurchase Agreements		
(cost $129,406,314)		**129,406,314**
Total Investments (cost $536,825,152)	**100.0%**	**536,825,152**
Liabilities, Less Cash and Receivables	**(.0%)**	**(109,991)**
Net Assets	**100.0%**	**536,715,161**

a   *Variable interest rate—subject to periodic change.*
b   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At October 31, 2004, these securities amounted to $180,957,727 or 33.7% of net assets.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	33.5	Insurance/Miscalleneous	5.5
Repurchase Agreements	24.1	Beverages/Soft Drink	3.7
Asset-Backed Ctfs.	5.6	Publishing/Newspapers	3.7
Brokerage Firms	5.6	Other	12.7
Finance	5.6		**100.0**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities– See Statement of Investments (including Repurchase Agreements of $129,406,314)–Note 1(b)	536,825,152	536,825,152
Cash		492,842
Interest receivable		204,793
		537,522,787
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		286,090
Dividend payable		521,520
Payable for Capital Stock redeemed		16
		807,626
Net Assets ($)		**536,715,161**
Composition of Net Assets ($):		
Paid-in capital		536,716,404
Accumulated net realized gain (loss) on investments		(1,243)
Net Assets ($)		**536,715,161**

Net Asset Value Per Share

	Investor Shares	Class R Shares
Net Assets ($)	357,163,188	179,551,973
Shares Outstanding	357,162,210	179,554,194
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Interest Income	**7,125,303**
Expenses:	
Management fee–Note 3(a)	2,904,391
Distribution fees (Investor Shares)–Note 3(b)	742,661
Total Expenses	**3,647,052**
Investment Income–Net	**3,478,251**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(619)**
Net Increase in Net Assets Resulting from Operations	**3,477,632**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	3,478,251	4,528,551
Net realized gain (loss) on investments	(619)	−
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,477,632**	**4,528,551**
Dividends to Shareholders from ($):		
Investment income−net:		
Investor shares	(1,975,321)	(2,577,224)
Class R shares	(1,502,930)	(1,951,327)
Total Dividends	**(3,478,251)**	**(4,528,551)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investor shares	1,218,842,895	1,210,475,432
Class R shares	765,162,295	824,082,066
Dividends reinvested:		
Investor shares	1,965,555	2,559,070
Class R shares	301,076	205,716
Cost of shares redeemed:		
Investor shares	(1,242,909,692)	(1,266,585,325)
Class R shares	(800,022,958)	(858,339,686)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(56,660,829)**	**(87,602,727)**
Total Increase (Decrease) in Net Assets	**(56,661,448)**	**(87,602,727)**
Net Assets ($):		
Beginning of Period	593,376,609	680,979,336
End of Period	**536,715,161**	**593,376,609**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.005	.006	.016	.044	.056
Distributions:					
Dividends from investment income–net	(.005)	(.006)	(.016)	(.044)	(.056)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.54	.64	1.58	4.47	5.70
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	.53	.64	1.63	3.91	5.56
Net Assets, end of period ($ X 1,000)	357,163	379,265	432,816	871,945	333,377

See notes to financial statements.

Class R Shares	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.007	.008	.018	.046	.058
Distributions:					
Dividends from investment income–net	(.007)	(.008)	(.018)	(.046)	(.058)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.74	.83	1.79	4.68	5.91
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.50	.50	.50	.50	.50
Ratio of net investment income to average net assets	.72	.84	1.82	4.54	5.80
Net Assets, end of period ($ X 1,000)	179,552	214,112	248,164	419,057	393,117

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Money Market Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in a diversified portfolio of high-quality, short-term debt securities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 2 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualifications is in the best interest of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $1,243 is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $624 of the carryover expires in fiscal 2005 and $619 expires in fiscal 2012.

The tax character of all distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003 was all ordinary income.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act. Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and activities primarily intended to result in the sale of Investor shares. During the period ended October 31, 2004, Investor shares were charged $742,661 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $226,045 and Rule 12b-1 distribution plan fees $60,045.

NOTE 4—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption <u>In re Dreyfus Mutual Funds Fee Litigation</u>, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Money Market Reserves (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Money Market Reserves of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

––––––––––––

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

––––––––––––

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
Money Market Reserves
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0317AR1004

Dreyfus Institutional U.S. Treasury Money Market Fund

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional U.S. Treasury Money Market Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Laurie Carroll.

Although the U.S. economy recently has shown signs of weakness, the Federal Reserve Board raised short-term interest rates three times since the beginning of the summer. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases are likely to follow. As a result, money-market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Laurie Carroll, Portfolio Manager

How did Dreyfus Institutional U.S. Treasury Money Market Fund perform during the period?

For the 12-month period ended October 31, 2004, Dreyfus Institutional U.S. Treasury Money Market Fund produced a 0.83% yield and, after taking into account the effects of compounding, an effective yield of 0.84%.[1]

We attribute the fund's performance primarily to low interest rates in a gradually recovering economy. However, interest rates began to rise during the reporting period's second half, when in three separate moves the Federal Reserve Board (the "Fed") raised its target for the overnight federal funds rate from 1% to 1.75%.

What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal and conservative investment risk. As a U.S. Treasury money market fund, we attempt to provide shareholders with an investment vehicle that invests in a portfolio of U.S. Treasury securities as well as repurchase agreements that are backed by U.S. Treasuries. A major benefit of these securities is that they are very liquid in nature — that is, they can be converted to cash quickly. Because U.S. Treasury obligations are backed by the full faith and credit of the U.S. government, they are generally considered to be among the highest-quality investments available. By investing in these obligations, the fund seeks to add an incremental degree of safety to the portfolio. The fund is required to maintain an average dollar-weighted maturity of 90 days or less.

What other factors influenced the fund's performance?

When the reporting period began, the economy already had begun to strengthen, even as labor markets remained sluggish and inflation appeared to stay low. As a result, the Fed left short-term interest rates unchanged at 1% during the final months of 2003, suggesting that it could be "patient" before raising short-term interest rates in the recovering economy. With no rate-hikes imminent, we extended the fund's weighted average maturity to a position we considered slightly longer than average, enabling the fund to capture modestly higher yields from U.S. Treasury bills toward the longer end of their eligible maturity range. We generally maintained this position through the first quarter of 2004.

In April 2004, economic and market conditions began to change rapidly. Surprisingly strong labor statistics, surging oil and gas prices and renewed pricing power in certain industries indicated that inflationary pressures might be resurfacing, and investors revised forward their expectations of the timing of the Fed's move toward higher interest rates. Accordingly, we adopted a more defensive investment posture, reducing the fund's weighted average maturity toward a range that we considered in line with industry averages. This strategy was designed to give us greater flexibility to capture higher yields as they became available.

Our move toward a more neutral weighted average maturity proved to be a prudent one. In late June, the Fed implemented a rate increase of 25 basis points, its first increase of short-term interest rates in more than four years. Two additional rate hikes followed, and by the end of the reporting period the overnight federal funds rate stood at 1.75%. Yields of shorter-term U.S. Treasury securities rose accordingly, and the fund was in a position to capture higher yields as they arose.

In addition, yields of U.S. Treasury bills were influenced by an increase in the volume of newly issued U.S. Treasury securities to finance a ballooning federal budget deficit. At the same time, demand for high-quality U.S. Treasury securities generally subsided as investors grew more comfortable assuming greater risks in the recovering economy. These supply-and-demand factors put upward pressure on yields as more securities competed for investor's interest.

What is the fund's current strategy?

As of the end of the reporting period, the U.S. economy appears to us to be strengthening. We have been encouraged by persistently robust home sales, improving labor statistics and signs of strength in consumer spending. In our judgment, the Fed is likely to again raise its target for the federal funds rate at one or both of its remaining meetings in 2004.

On October 31, 2004, approximately 61% of the fund's assets were invested in U.S. Treasury bills, and 33% were allocated to repurchase agreements. These percentages represent a modest increase in U.S. Treasury bills and a decrease in repurchase agreements between the start of the reporting period and its end. In anticipation of further interest-rate hikes, we recently began to shorten the fund's weighted average maturity toward a position that is slightly shorter than industry averages. As a result, the fund's average maturity on October 31, 2004, was 35 days, down from 43 days when the reporting period began. As always, we intend to continue to monitor economic and market conditions, and we are prepared to adjust our strategies as circumstances change.

November 15, 2004

1   *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional U.S. Treasury Money Market Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 1.51
Ending value (after expenses)	$1,004.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 1.53
Ending value (after expenses)	$1,023.63

† *Expenses are equal to the fund's annualized expense ratio of .30%; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

U.S. Treasury Bills−47.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/4/2004	1.50	20,000,000	19,997,502
11/12/2004	1.55	20,000,000	19,990,568
11/18/2004	1.57	10,000,000	9,992,586
11/26/2004	1.61	7,500,000	7,491,641
12/2/2004	1.64	10,000,000	9,985,964
12/9/2004	1.55	10,000,000	9,983,692
12/16/2004	1.65	10,000,000	9,979,500
12/23/2004	1.62	10,000,000	9,976,817
1/6/2005	1.67	7,500,000	7,477,154
1/13/2005	1.69	10,000,000	9,965,933
1/20/2005	1.73	10,000,000	9,961,778
2/3/2005	1.76	7,500,000	7,465,729
2/10/2005	1.84	10,000,000	9,948,602
2/17/2005	1.95	10,000,000	9,941,875
2/24/2005	1.97	10,000,000	9,937,549
Total U.S. Treasury Bills (cost $162,096,890)			**162,096,890**
U.S. Treasury Notes−13.8%			
5.875%, 11/15/2004	1.20	10,000,000	10,017,707
2%, 11/30/2004	1.48	10,000,000	10,003,879
1.75%, 12/31/2004	1.54	10,000,000	10,002,841
1.625%, 1/31/2005	1.71	10,000,000	9,996,909
1.50%, 2/28/2005	1.82	7,500,000	7,491,971
Total U.S. Treasury Notes (cost $47,513,307)			**47,513,307**

Repurchase Agreements–33.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Barclays Capital Inc. dated 10/29/2004, due 11/1/2004 in the amount of $45,006,713 (fully collateralized by $35,503,000 U.S. Treasury Inflation Index Notes 3.375%, due 1/15/2007, value $45,901,080)	1.79	45,000,000	45,000,000
Credit Suisse First Boston Inc. dated 10/29/2004, due 11/1/2004 in the amount of $45,006,638 (fully collateralized by $38,378,000 U.S. Treasury Inflation Index Notes 3%-3.625%, due 1/15/2008-7/15/2012, value $45,900,484)	1.77	45,000,000	45,000,000
Goldman Sachs & Co. dated 10/29/2004, due 11/1/2004 in the amount of $25,048,563 (fully collateralized by $25,528,000 U.S. Treasury Notes 1.50%, due 2/28/2005, value $25,546,527)	1.75	25,044,911	25,044,911
Total Repurchase Agreements (cost $115,044,911)			**115,044,911**
Total Investments (cost $324,655,108)	**94.1%**		**324,655,108**
Cash and Receivables (Net)	**5.9%**		**20,191,437**
Net Assets	**100.0%**		**344,846,545**

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Treasury	60.8	Repurchase Agreements	33.3
			94.1

† *Based on net assets.*
See notes to financial statements.

8

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities– See Statement of Investments (including Repurchase Agreements of $115,044,911)–Note 1(b)	324,655,108	324,655,108
Cash		769
Receivable for investment securities sold		20,000,000
Interest receivable		704,753
		345,360,630
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		92,781
Dividends payable		421,304
		514,085
Net Assets ($)		**344,846,545**
Composition of Net Assets ($):		
Paid-in capital		344,836,134
Accumulated undistributed investment income–net		11,467
Accumulated net realized gain (loss) on investments		(1,056)
Net Assets ($)		**344,846,545**
Shares Outstanding		
(2 billion shares of $.001 par value Capital Stock authorized)		344,836,134
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2004

Investment Income ($):	
Interest Income	**4,111,854**
Expenses:	
Management fee–Note 3(a)	542,496
Shareholder servicing costs–Note 3(b)	542,496
Total Expenses	**1,084,992**
Investment Income–Net	**3,026,862**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(1,056)**
Net Increase in Net Assets Resulting from Operations	**3,025,806**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	3,026,862	4,406,185
Net realized gain (loss) on investments	(1,056)	11,845
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,025,806**	**4,418,030**
Dividends to Shareholders from ($):		
Investment income−net	**(3,026,862)**	**(4,406,185)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	2,165,674,933	2,900,700,179
Dividends reinvested	5,683	10,479
Cost of shares redeemed	(2,362,382,045)	(2,974,315,288)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(196,701,429)**	**(73,604,630)**
Total Increase (Decrease) in Net Assets	**(196,702,485)**	**(73,592,785)**
Net Assets ($):		
Beginning of Period	541,549,030	615,141,815
End of Period	**344,846,545**	**541,549,030**
Undistributed investment income−net	11,467	−

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.008	.009	.016	.044	.055
Distributions:					
Dividends from investment income−net	(.008)	(.009)	(.016)	(.044)	(.055)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.84	.88	1.59	4.53	5.64
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30	.30	.30	.30	.30
Ratio of net investment income to average net assets	.84	.89	1.56	4.52	5.53
Net Assets, end of period ($ x 1,000)	344,847	541,549	615,142	420,096	462,366

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional U.S. Treasury Money Market Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal and conservative investment risk by investing in direct obligations of the U.S. Treasury and repurchase agreements secured by such obligations. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $1,056 is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of all distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, was all ordinary income.

During the period ended October 31, 2004, as a result of permanent book to tax differences, the fund decreased accumulated net realized gain (loss) on investments by $11,467 and increased accumulated undistributed investment income-net by the same amount. Net assets were not affected by this reclassification.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, shareholder servicing fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the Shareholder Servicing Plan (the "Plan"), the fund may pay up to .15% of the value of the average daily net assets to compensate certain banks, brokers, dealers or other financial institutions for shareholder services. During the period ended October 31, 2004, the fund was charged $542,496 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $46,390 and shareholder services plan fees $46,391.

NOTE 4—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Institutional U.S. Treasury Money Market Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional U.S. Treasury Money Market Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For State individual income tax purposes, the fund hereby designates 54.67% of the ordinary income dividends paid during its fiscal year ended October 31, 2004 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

———————

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998–2002)

No. of Portfolios for which Board Member Serves: 23

———————

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998–2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

———————

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996–present)
• President and CEO, Himmel & Company, a real estate development company (1980–present)
• CEO, American Food Management, a restaurant company (1983–present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––––

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––––

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Institutional
U.S. Treasury
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0930AR1004

Dreyfus Institutional Prime Money Market Fund

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Prime Money Market Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Laurie Carroll.

Although the U.S. economy recently has shown signs of weakness, the Federal Reserve Board raised short-term interest rates three times since the beginning of the summer. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases are likely to follow. As a result, money-market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Laurie Carroll, Portfolio Manager

How did Dreyfus Institutional Prime Money Market Fund perform during the period?

For the 12-month period ended October 31, 2004, Dreyfus Institutional Prime Money Market Fund produced a 0.93% yield and, after taking into account the effects of compounding, an effective yield of 0.93%.[1]

We attribute the fund's performance primarily to low interest rates in a gradually recovering economy. However, interest rates began to rise during the reporting period's second half, when in three separate moves the Federal Reserve Board (the "Fed") raised its target for the overnight federal funds rate from 1% to 1.75%.

What is the fund's investment approach?

The fund seeks a high level of current income consistent with the stability of principal. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including:

- Securities issued or guaranteed by the U.S. government or its agencies and instrumentalities
- Certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by U.S. or foreign banks or their subsidiaries or branches
- Repurchase agreements, including tri-party repurchase agreements
- Asset-backed securities
- Domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

What other factors influenced the fund's performance?

When the reporting period began, the economy already had begun to strengthen, even as labor markets remained sluggish and inflation appeared to stay low. As a result, the Fed left short-term interest rates unchanged at 1% during the final months of 2003, suggesting that it could be "patient" before raising short-term interest rates in the recovering economy. With no rate-hikes imminent, we extended the fund's weighted average maturity to a position we considered slightly longer than average, enabling the fund to capture modestly higher yields from money market instruments toward the longer end of their maturity range. We generally maintained this position through the first quarter of 2004.

In April 2004, economic and market conditions began to change rapidly. Surprisingly strong labor statistics and surging oil and gas prices indicated that inflationary pressures might be resurfacing, and investors revised forward their expectations of the timing of the Fed's move toward higher interest rates. Accordingly, we adopted a more defensive investment posture, reducing the fund's weighted average maturity toward a range that we considered in line with industry averages. This strategy was designed to give us greater flexibility to capture higher yields as they became available.

Our move toward a more neutral weighted average maturity proved to be a prudent one. In late June, the Fed implemented a rate increase of 25 basis points, its first increase of short-term interest rates in more than four years. Two additional rate hikes followed, and by the end of the reporting period the overnight federal funds rate stood at 1.75%. Yields of shorter-term money market instruments rose accordingly, and the fund was in a position to capture prevailing higher yields.

Because yields of U.S. Treasury bills and repurchase agreements remained relatively low compared to other types of money market instruments during most of the reporting period, we generally allocated the largest portion of the fund's assets to higher-yielding commercial paper. Short-term U.S. government agency securities also provided what we considered relatively attractive yields.

What is the fund's current strategy?

As of the end of the reporting period, the U.S. economy appears to us to be strengthening. We have been encouraged by persistently robust home sales, improving labor statistics and signs of strength in consumer spending. In our judgment, the Fed is likely to again raise its target for the federal funds rate at one or both of its remaining meetings in 2004.

We have continued to allocate the largest portion of the fund's assets to commercial paper, followed by repurchase agreements, corporate notes and time deposits. In anticipation of further interest-rate hikes, we recently began to shorten the fund's weighted average maturity toward a range that is slightly shorter than industry averages. As a result, the fund's average maturity on October 31, 2004, was 31 days, down from 38 days when the reporting period began. As always, we intend to continue to monitor economic and market conditions, and we are prepared to adjust our strategies as circumstances change.

November 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Prime Money Market Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 1.51
Ending value (after expenses)	$1,005.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 1.53
Ending value (after expenses)	$1,023.63

† *Expenses are equal to the fund's annualized expense ratio of .30%; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Negotiable Bank Certificates of Deposit–2.0%	Principal Amount ($)	Value ($)
Barclays Bank PLC (Yankee) 1.79%, 11/8/2004 (cost $9,999,961)	10,000,000 a	**9,999,961**

Commercial Paper–40.0%		
AEGON Funding Corp. 1.89%, 12/28/2004	10,000,000 b	9,970,233
Alliance & Leicester PLC 2.07%, 2/14/2005	10,000,000 b	9,939,917
Amstel Funding Corp. 2.06%, 2/17/2005	10,000,000 b	9,938,800
Archer Daniels Midland Co. 2.07%, 1/20/2005	10,000,000 b	9,954,222
Atlantis One Funding Corp. 2.10%, 3/22/2005	10,000,000 b	9,918,533
Bank of America Corp. 1.98%, 1/5/2005	10,000,000	9,964,431
Britannia Building Society 2.05%, 1/18/2005	10,000,000 b	9,955,800
Charta Corporation 1.84%, 11/17/2004	10,000,000 b	9,991,822
Citigroup Global Markets Holdings Inc. 1.82%, 12/8/2004	10,000,000 b	9,981,397
Erasmus Capital Corp. 1.92%, 1/25/2005	7,500,000 b	7,466,354
Goldman Sachs Group Inc. 1.66%, 11/23/2004	10,000,000	9,989,917
Long Lane Master Trust 1.82%, 12/7/2004	10,000,000 b	9,981,900
Metlife Funding Inc. 1.63%, 11/10/2004	10,000,000	9,995,950
Natexis Banques Populaires 1.12%, 12/17/2004	10,000,000	9,985,817
National Rural Utilities Cooperative Finance Corp. 1.80%, 11/5/2004	10,000,000	9,998,000
Nestle Finance France S.A. 1.62%, 11/2/2004	10,000,000	9,999,553
Old Line Funding LLC 1.99%, 12/21/2004	10,000,000 b	9,972,500
Sheffield Receivables Corp. 1.83%, 11/15/2004	10,000,000 b	9,992,883

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Unilever Capital Corp.		
1.79%, 11/29/2004	10,000,000 [b]	9,986,155
Westpac Capital Corp.		
2.16%, 3/2/2005	10,000,000	9,928,072
Total Commercial Paper		
(cost $196,912,256)		**196,912,256**

Corporate Notes–16.7%		
American Honda Finance Corp.		
2.05%, 10/20/2005	10,000,000 [a,b]	10,009,054
Caterpillar Finance Services Corp.		
1.68%, 8/15/2005	10,000,000 [a]	10,006,859
Johnson Controls Inc.		
1.84%, 9/15/2005	10,000,000 [a]	10,009,124
Lehman Brothers Holdings Inc.		
1.86%, 5/16/2005	12,000,000 [a]	12,000,000
Manufacturers & Traders Trust Company		
1.68%, 11/18/2004	10,000,000 [a]	9,999,956
Merrill Lynch & Co. Inc.		
2.05%, 4/28/2005	10,000,000 [a]	10,011,591
Northern Rock PLC		
2.03%, 7/13/2005	10,000,000 [a,b]	10,003,627
SLM Corporation		
1.85%, 8/15/2005	10,000,000 [a]	10,008,557
Total Corporate Notes		
(cost $82,048,768)		**82,048,768**

Short-Term Bank Notes–7.2%	Principal Amount ($)	Value ($)
Abbey National Treasury Services PLC 1.90%, 5/26/2005	10,000,000 a	9,998,148
American Express Centurion Bank 1.81%, 1/12/2005	10,000,000 a	10,000,000
HSBC USA Inc. 1.69%, 8/18/2005	10,000,000 a	10,010,322
Natexis Banques Populaires 1.87%, 8/16/2005	5,500,000 a	5,498,033
Total Short-Term Bank Notes (cost $35,506,503)		**35,506,503**
Time Deposits–7.0%		
South Trust Bank (Grand Cayman) 1.75%, 11/1/2004	20,000,000	20,000,000

Suntrust Bank Atlanta
  (Grand Cayman)
  1.75%, 11/1/2004
	14,700,000	14,700,000

Total Time Deposits (cost $34,700,000)		**34,700,000**
U.S. Government Agencies–2.0%		

Federal National Mortgage Association,
  Discount Notes
  1.62%, 11/3/2004
  (cost $9,999,106)
	10,000,000	**9,999,106**

Repurchase Agreements–27.3%	Principal Amount ($)	Value ($)
Goldman Sachs & Co. 1.75% dated 10/29/2004, due 11/1/2004 in the amount of $23,962,266 (fully collateralized by $22,725,000 U.S. Treasury Bonds 5.25%, due 11/15/2028, value $24,438,163)	23,958,772	23,958,772
Salomon Smith Barney Inc. 1.87% dated 10/29/2004, due 11/1/2004 in the amount of $110,417,204 (fully collateralized by $27,992,000 Federal Home Loan Mortgage Corporation Notes 3.375%, due 4/15/2009 and $85,611,000 Federal Home Loan Mortgage Corporation Discount Notes, due 4/12/2005, value $112,608,563)	110,400,000	110,400,000
Total Repurchase Agreements (cost $134,358,772)		**134,358,772**
Total Investments (cost $503,525,366)	**102.2%**	**503,525,366**
Liabilities, Less Cash and Receivables	**(2.2%)**	**(11,071,402)**
Net Assets	**100.0%**	**492,453,964**

a   *Variable interest rate—subject to periodic change.*
b   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At October 31, 2004, these securities amounted to $147,063,197 or 29.9% of net assets.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	34.5	Government Agency	4.1
Repurchase Agreements	27.3	Insurance	4.1
Finance & Financial	10.2	Other	15.5
Brokerage Firms	6.5		**102.2**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including		
Repurchase Agreements of $134,358,772)–Note 1(b)	503,525,366	503,525,366
Interest receivable		245,245
		503,770,611
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		117,971
Cash overdraft due to Custodian		658,393
Payable for investment securities purchased		9,928,072
Dividend payable		612,211
		11,316,647
Net Assets ($)		**492,453,964**
Composition of Net Assets ($):		
Paid-in capital		492,448,702
Accumulated undistributed investment income–net		2,375
Accumulated net realized gain (loss) on investments		2,887
Net Assets ($)		**492,453,964**
Shares Outstanding		
(2 billion shares of $.001 par value Capital Stock authorized)		492,448,702
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Interest Income	**5,976,568**
Expenses:	
Management fee–Note 3(a)	730,795
Shareholder servicing costs–Note 3(b)	730,794
Total Expenses	**1,461,589**
Investment Income–Net	**4,514,979**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**2,887**
Net Increase in Net Assets Resulting from Operations	**4,517,866**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	4,514,979	6,310,798
Net realized gain (loss) on investments	2,887	2,375
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,517,866**	**6,313,173**
Dividends to Shareholders from ($):		
Investment income−net	**(4,514,979)**	**(6,310,798)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	3,487,112,401	4,256,007,126
Dividends reinvested	398,856	463,759
Cost of shares redeemed	(3,557,588,810)	(4,414,896,630)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(70,077,553)**	**(158,425,745)**
Total Increase (Decrease) in Net Assets	**(70,074,666)**	**(158,423,370)**
Net Assets ($):		
Beginning of Period	562,528,630	720,952,000
End of Period	**492,453,964**	**562,528,630**
Undistributed investment income−net	2,375	−

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.009	.010	.017	.047	.060
Distributions:					
Dividends from investment income−net	(.009)	(.010)	(.017)	(.047)	(.060)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.93	.98	1.68	4.76	6.13
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30	.30	.30	.30	.30
Ratio of net investment income to average net assets	.93	.98	1.66	4.69	5.98
Net Assets, end of period ($ x 1,000)	492,454	562,529	720,952	670,915	677,756

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Prime Money Market Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of all distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, was all ordinary income.

During the period ended October 31, 2004, as a result of permanent book to tax differences, the fund decreased accumulated net realized gain (loss) on investments by $2,375 and increased accumulated undistributed investment income–net by the same amount. Net assets were not affected by this reclassification.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, shareholder servicing fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the Shareholder Servicing Plan (the "Plan"), the fund may pay up to .15% of the value of the average daily net assets annually to compensate certain banks, brokers, dealers or other financial institutions for shareholder services. During the period ended October 31, 2004, the fund was charged $730,794 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $58,986 and shareholder servicing plan fees $58,985.

NOTE 4—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Institutional Prime Money Market Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian and brokers. As to securities purchased but not yet received, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Prime Money Market Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998–2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998–2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996–present)
• President and CEO, Himmel & Company, a real estate development company (1980–present)
• CEO, American Food Management, a restaurant company (1983–present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

————————————

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

————————————

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The the Manager Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Institutional Prime Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0922AR1004

Dreyfus Institutional Government Money Market Fund

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Government Money Market Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Laurie Carroll.

Although the U.S. economy recently has shown signs of weakness, the Federal Reserve Board raised short-term interest rates three times since the beginning of the summer. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases are likely to follow. As a result, money-market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Laurie Carroll, Portfolio Manager

How did Dreyfus Institutional Government Money Market Fund perform during the period?

For the 12-month period ended October 31, 2004, Dreyfus Institutional Government Money Market Fund produced a 0.88% yield and, after taking into account the effects of compounding, an effective yield of 0.88%.[1]

We attribute the fund's performance primarily to low interest rates in a gradually recovering economy. However, interest rates began to rise during the reporting period's second half, when in three separate moves the Federal Reserve Board (the "Fed") raised its target for the overnight federal funds rate from 1% to 1.75%.

What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal and conservative investment risk. To pursue its goal, the fund normally invests at least 80% of its assets in money market instruments issued or guaranteed by the U.S. government and its agencies and instrumentalities. The fund may also invest in repurchase agreements, including tri-party repurchase agreements.

What other factors influenced the fund's performance?

When the reporting period began, the economy already had begun to strengthen, even as labor markets remained sluggish and inflation appeared to stay low. As a result, the Fed left short-term interest rates unchanged at 1% during the final months of 2003, suggesting that it could be "patient" before raising short-term interest rates in the recovering economy. With no rate-hikes imminent, we extended the fund's weighted average maturity to a position we considered slightly longer than average, enabling the fund to capture modestly higher yields from money market instruments toward the longer end of their maturity range. We generally maintained this position through the first quarter of 2004.

In April 2004, economic and market conditions began to change rapidly. Surprisingly strong labor statistics, surging oil and gas prices and renewed pricing power in certain industries indicated that inflationary pressures might be resurfacing, and investors revised forward their expectations of the timing of the Fed's move toward higher interest rates. Accordingly, we adopted a more defensive investment posture, reducing the fund's weighted average maturity toward a range that we considered in line with industry averages. This strategy was designed to give us greater flexibility to capture higher yields as they became available.

Our move toward a more neutral weighted average maturity proved to be a prudent one. In late June, the Fed implemented a rate increase of 25 basis points, its first increase of short-term interest rates in more than four years. Two additional rate hikes followed, and by the end of the reporting period the overnight federal funds rate stood at 1.75%. Yields of shorter-term money market instruments rose accordingly, and the fund was in a position to capture higher yields as they arose.

Because yields of U.S. Treasury bills remained relatively low compared to other types of short-term U.S. government securities during most of the reporting period, we generally allocated the largest portion of the fund's assets to higher-yielding U.S. government agency securities and government-issued floating-rate notes on which yields are reset daily or weekly.

What is the fund's current strategy?

As of the end of the reporting period, the U.S. economy appears to be strengthening. We have been encouraged by persistently robust home sales, improving labor statistics and signs of strength in consumer spending. In our judgment, the Fed is likely to again raise its target for the federal funds rate at one or both of its remaining meetings in 2004.

On October 31, 2004, approximately 50% of the fund's assets were allocated to U.S. government agency securities, 14% to U.S. government-issued floating-rate notes, 31% to repurchase agreements and 5% to U.S. Treasury bills. In anticipation of further interest rate hikes, we recently began to shorten the fund's weighted average maturity toward a position that is slightly shorter than industry averages. As a result, the fund's average maturity on October 31, 2004 was 35 days, down from 42 days when the reporting period began. As always, we intend to continue to monitor economic and market conditions, and we are prepared to adjust our strategies as circumstances change.

November 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Government Money Market Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 1.51
Ending value (after expenses)	$1,005.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 1.53
Ending value (after expenses)	$1,023.63

† *Expenses are equal to the fund's annualized expense ratio of .30%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

U.S. Treasury Bills−4.8%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/26/2004 (cost $9,989,806)	1.47	10,000,000	**9,989,806**

U.S. Government Agencies−64.5%

Federal Home Loan Banks, Floating Rate Notes			
9/16/2005	1.83 a	20,000,000	19,993,378
Federal Home Loan Mortgage Corp., Discount Notes			
11/15/2004	1.07	10,000,000	9,995,857
12/1/2004	1.66	7,500,000	7,489,656
12/14/2004	1.89	10,000,000	9,977,425
12/28/2004	1.75	7,500,000	7,479,338
1/4/2005	1.97	10,000,000	9,965,156
1/24/2005	1.97	10,000,000	9,954,267
2/15/2005	2.09	10,000,000	9,938,785
Federal National Mortgage Association, Discount Notes			
11/3/2004	1.54	10,000,000	9,999,150
11/10/2004	1.77	10,000,000	9,995,575
12/7/2004	1.85	10,000,000	9,981,600
4/15/2005	2.12	10,000,000	9,903,750
Federal National Mortgage Association, Floating Rate Notes			
9/6/2005	1.75 a	10,000,000	9,993,756
Total U.S. Government Agencies (cost $134,667,693)			**134,667,693**

Repurchase Agreements−30.8%

Goldman Sachs & Co. dated 10/29/2004, due 11/1/2004 in the amount of $24,387,036 (fully collateralized by $23,128,000 U.S. Treasury Bonds 5.25%, due 11/15/2028, value $24,871,544)	1.75	24,383,480	24,383,480

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Salomon Smith Barney Inc. dated 10/29/2004, due 11/1/2004 in the amount of $40,006,233 (fully collateralized by $41,016,000 Federal Home Loan Mortgage Corp. Notes 3.375%, due 4/15/2009, value $40,800,769)	1.87	40,000,000	40,000,000
Total Repurchase Agreements (cost $64,383,480)			**64,383,480**
Total Investments (cost $209,040,979)		**100.1%**	**209,040,979**
Liabilities, Less Cash and Receivables		**(.1%)**	**(232,041)**
Net Assets		**100.0%**	**208,808,938**

a   Variable interest rate—subject to periodic change.

Portfolio Summary (Unaudited) [†]

	Value (%)
Government Agency	69.3
Repurchase Agreements	30.8
	100.1

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including Repurchase Agreements of $64,383,480)–Note 1(b)	209,040,979	209,040,979
Cash		3
Interest receivable		51,702
		209,092,684
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		51,414
Dividends payable		232,332
		283,746
Net Assets ($)		**208,808,938**
Composition of Net Assets ($):		
Paid-in capital		208,851,569
Accumulated net realized gain (loss) on investments		(42,631)
Net Assets ($)		**208,808,938**
Shares Outstanding		
(2 billion shares of $.001 par value shares of Capital Stock authorized)		208,851,569
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Interest Income	**3,403,000**
Expenses:	
Management fee–Note 3(a)	450,154
Shareholder servicing costs–Note 3(b)	450,154
Total Expenses	**900,308**
Investment Income–Net, representing net **increase in net assets resulting from operations**	**2,502,692**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended October 31, | |
	2004	2003
Operations ($):		
Investment income−net	2,502,692	5,778,886
Net realized gain (loss) from investments	−	27,210
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,502,692**	**5,806,096**
Dividends to Shareholders from ($):		
Investment income−net	**(2,502,692)**	**(5,778,886)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	5,027,651,050	3,761,589,853
Dividends reinvested	45	72
Cost of shares redeemed	(5,148,251,988)	(4,254,703,107)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(120,600,893)**	**(493,113,182)**
Total Increase (Decrease) in Net Assets	**(120,600,893)**	**(493,085,972)**
Net Assets ($):		
Beginning of Period	329,409,831	822,495,803
End of Period	**208,808,938**	**329,409,831**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.009	.009	.016	.045	.058
Distributions:					
Dividends from investment income−net	(.009)	(.009)	(.016)	(.045)	(.058)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.89	.93	1.66	4.59	5.94
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30	.30	.30	.30	.30
Ratio of net investment income to average net assets	.83	.97	1.65	4.08	5.81
Net Assets, end of period ($ x 1,000)	208,809	329,410	822,496	624,020	292,672

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Government Money Market Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal and conservative investment risk by investing principally in high quality money market instruments issued or guaranteed by the U.S. Government and its agencies and instrumentalities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $42,631 is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $10,982 of the carryover expires in fiscal 2006 and $31,649 expires in fiscal 2007.

The tax character of all distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, was all ordinary income.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, shareholder servicing fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the Shareholder Servicing Plan (the "Plan"), the fund may pay up to .15% of the value of the average daily net assets annually to compensate certain banks, brokers, dealers or other financial institutions for shareholder services. During the period ended October 31, 2004, the fund was charged $450,154 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $25,707 and shareholder services plan fees $25,707.

NOTE 4—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Government Money Market Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., as of October 31, 2004, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Government Money Market Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

————————————

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

————————————

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991–present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Institutional Government Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0919AR1004

Dreyfus Disciplined Stock Fund

ANNUAL REPORT October 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Disciplined Stock Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Sean P. Fitzgibbon.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, the rate of corporate earnings growth appears to have slowed dramatically and high energy prices threaten to erode the rate of economic growth. Though these factors may suggest the U.S. economy is moving toward a new phase of the business cycle, we believe the current economic cycle still favors higher-quality stocks, which currently offer favorable relative and absolute valuations.

Of course, the specific investments that may be right for you in today's economic and market environment depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific asset classes and investments that will satisfy your financial needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Sean P. Fitzgibbon, Portfolio Manager

How did Dreyfus Disciplined Stock Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund produced a total return of 5.54%.[1] For the same period, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a total return of 9.41%.[2]

Continuing U.S. and global economic growth proved particularly beneficial to areas related to industrial activity, such as energy, industrial machinery and raw materials. Despite geopolitical uncertainties related to the war in Iraq and difficult business conditions for some industry groups, these conditions produced a generally favorable environment for stocks. While the fund generally shared in the market's advance, weak business fundamentals hurt several of the fund's holdings in the technology and services sectors. As a result, the fund's return over the reporting period lagged that of the benchmark.

Effective October 20, 2004, I became the fund's primary portfolio manager. I've been employed by Dreyfus since October 2004. I am also a senior vice president, portfolio manager, analyst and member of the U.S. Large Cap Core Equity Team of The Boston Company Asset Management, LLC, an affiliate of Dreyfus, which I joined in 1991.

What is the fund's investment approach?

The fund seeks capital appreciation. Effective October 1, 2004, the fund changed its investment objective to its current objective. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies.

The fund invests in a diversified portfolio of large-cap companies that we believe meet our strict standards for value and growth. We identify potential investments through a quantitative analytic process that sifts through a universe of approximately 1,000 stocks in search of those that are not only undervalued according to our criteria, but that also exhibit what we believe to be higher-than-expected earnings momentum. A team of experienced analysts examines the fundamentals of the top-ranked candidates for investment. Armed with these analytical insights, the portfolio manager decides which stocks to purchase and whether any current holdings should be sold.

In addition to identifying what we believe are attractive investment opportunities, our approach has been designed to manage the risks associated with modifying the fund's sector and industry exposure often in an effort to capitalize on those sectors and industries currently in favor. We do not believe that the advantages of attempting to rotate in and out of various industry sectors outweigh the risks of such moves. Instead, our goal is to minimize these risks by being fully invested and remaining industry and sector neutral in relation to the S&P 500 Index.

The result is a broadly diversified portfolio of carefully selected stocks. At the end of the reporting period, the fund held positions in approximately 98 stocks across 9 economic sectors. Our 10 largest holdings accounted for approximately 26% of the portfolio, so that the fund's performance was not overly dependent on any one stock but was determined by a large number of securities.

What other factors influenced the fund's performance?

Fueled by robust industrial demand and sharply rising oil and gas prices, the energy sector generated stronger performance than any other large-cap stock market sector during the reporting period. The fund's returns in the energy sector were bolstered by its stock selection strategy and slightly greater-than-average exposure to the area. Top performers included independent exploration and production companies Occidental Petroleum, Devon Energy and Apache, and integrated oil and gas producer ConocoPhillips.

The fund's performance also benefited from strong stock selections in the health care and utilities sectors. In the health care area, the fund successfully avoided the brunt of weakness among troubled pharmaceutical companies, focusing instead on service providers such as Aetna and UnitedHealth Group. Similarly, among utilities, the fund de-emphasized telecommunications utilities, which faced difficult business conditions, focusing instead on dividend-paying electric utilities, such as Exelon, PPL and Entergy. Strong performers in other areas included conglomerates Tyco International and Pentair, which benefited from global industrial growth, and regional bank SouthTrust, which rose in response to a buy-out offer from Wachovia.

The fund's lagging performance relative to its benchmark is primarily the result of disappointments in the technology sector. Unexpectedly weak demand undermined earnings of semiconductor-related holdings, such as Intel, Texas Instruments, KLA-Tencor, and Agilent Technologies, while accounting difficulties caused declines in communications equipment company Nortel Networks and software developer Veritas. The fund's relative performance also suffered in the services sector, where media holdings such as Viacom and News Corporation were hurt by weaker-than-expected advertising revenues. Holdings that depend heavily on employment growth, such as Paychex and Manpower, declined in response to a lackluster labor market. Finally, a few other holdings, including Comcast, St. Paul Travelers Companies, Union Pacific and Coca-Cola, experienced company-specific difficulties that undermined their stock prices.

What is the fund's current strategy?

I assumed responsibility for the fund's management on October 20, 2004, and I have maintained the fund's longstanding investment strategy and profile. Accordingly, the fund's assets remain diversified across market sectors in proportions that approximate those of the benchmark. However, because of favorable industry fundamentals we have placed slightly greater emphasis than the benchmark on energy stocks. Within other sectors, we have attempted to identify specific businesses and industries that we believe are likely to thrive in the current economic environment, such as industrial machinery producers and financial companies in businesses that tend to be less sensitive to changing interest rates.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation in effect from February 1, 2004, through April 4, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Disciplined Stock Fund and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 10/31/04*

	1 Year	5 Years	10 Years
Fund	**5.54%**	**(4.14)%**	**9.36%**

†   Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

All performance information reflects the performance of the fund's previously existing Retail shares (which were not subject to any Rule 12b-1 fee) through December 15, 1997, and the fund's single class of shares (which are subject to a 0.10% Rule 12b-1 fee) from December 16, 1997, through October 31, 2004.

The above graph compares a $10,000 investment made in Dreyfus Disciplined Stock Fund on 10/31/94 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Effective October 1, 2004, the fund changed its investment objective to seek capital appreciation. Historical performance of the fund for periods before such date reflects the prior objective.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Disciplined Stock Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 4.57
Ending value (after expenses)	$1,018.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 4.57
Ending value (after expenses)	$1,020.61

† *Expenses are equal to the fund's annualized expense ratio of .90%; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks–100.0%	Shares	Value ($)
Consumer Cyclical–6.6%		
Coach	323,550 a	15,087,137
McDonald's	409,110	11,925,557
PACCAR	132,730	9,199,516
Target	263,050	13,157,761
Wal-Mart Stores	395,190	21,308,645
Walgreen	311,800	11,190,502
		81,869,118
Consumer Staples–5.5%		
Archer-Daniels-Midland	597,060	11,565,052
Brown-Forman, Cl. B	138,200	6,205,180
Estee Lauder, Cl. A	195,700	8,405,315
Kellogg	257,700	11,081,100
Kimberly-Clark	171,220	10,216,697
Procter & Gamble	420,770	21,535,009
		69,008,353
Energy Related–8.7%		
Anadarko Petroleum	105,820	7,137,559
Chesapeake Energy	376,570	6,055,245
ChevronTexaco	228,610	12,130,047
ConocoPhillips	221,500	18,674,665
Devon Energy	173,206	12,812,048
Exxon Mobil	749,080	36,869,718
Newfield Exploration	98,950 a	5,758,890
Weatherford International	177,340 a	9,267,788
		108,705,960
Health Care–11.8%		
Aetna	84,830	8,058,850
Amgen	191,420 a	10,872,656
Boston Scientific	243,070 a	8,580,371
Genzyme	80,430 a	4,220,162
Hospira	200,460 a	6,396,679
IVAX	366,480 a	6,633,288
Johnson & Johnson	290,630	16,966,979
Laboratory Corporation of America Holdings	159,000 a	7,282,200
Medtronic	122,090	6,240,020
Pfizer	1,100,594	31,862,196
WellPoint Health Networks	134,990 a	13,183,123

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Wyeth	340,340	13,494,481
Zimmer Holdings	167,890 a	13,026,585
		146,817,590
Interest Sensitive−23.1%		
Ambac Financial Group	44,600	3,481,476
American Express	213,990	11,356,449
American International Group	386,440	23,460,772
Bank of America	768,550	34,423,355
Capital One Financial	204,970	15,118,587
Chubb	183,120	13,208,446
Citigroup	908,090	40,291,953
Franklin Resources	372,520	22,582,162
General Electric	1,020,990	34,836,179
Goldman Sachs Group	257,260	25,309,239
J.P. Morgan Chase & Co.	413,680	15,968,048
Legg Mason	141,020	8,984,384
Merrill Lynch	107,180	5,781,289
Morgan Stanley	125,050	6,388,805
Radian Group	196,790	9,432,145
Wachovia	338,630	16,663,982
		287,287,271
Producer Goods−9.9%		
Air Products & Chemicals	146,690	7,800,974
Alcoa	416,450	13,534,625
Boeing	186,900	9,326,310
Burlington Northern Santa Fe	149,700	6,258,957
Deere & Co.	123,840	7,403,155
Dow Chemical	142,130	6,387,322
E. I. du Pont de Nemours	189,540	8,125,580
Eaton	147,640	9,441,578
FedEx	73,040	6,655,405
Ingersoll-Rand, Cl. A	123,840	8,475,610
Norfolk Southern	196,280	6,663,706
3M	111,690	8,663,793
Tyco International	404,380	12,596,437
United Technologies	133,080	12,352,486
		123,685,938

Common Stocks (continued)	Shares	Value ($)
Services−13.1%		
Boston Properties	94,790	5,660,859
Carnival	270,800	13,691,648
Charles River Laboratories International	135,040 [a]	6,318,521
Comcast, Cl. A	505,310 [a]	14,906,645
Costco Wholesale	330,100	15,824,994
Manpower	210,600	9,529,650
Marriott International, Cl. A	269,720	14,697,043
PETCO Animal Supplies	171,000 [a]	6,116,670
Staples	469,000	13,948,060
Time Warner	742,500 [a]	12,355,200
Verizon Communications	495,770	19,384,607
Viacom, Cl. B	309,610	11,297,669
Walt Disney	780,430	19,682,445
		163,414,011
Technology−17.8%		
Alliance Data Systems	138,000 [a]	5,834,640
Altera	354,630 [a]	8,060,740
Analog Devices	227,370	9,153,916
Autodesk	130,180	6,866,995
Cisco Systems	1,749,120 [a]	33,600,595
Cognizant Technology Solutions	378,330 [a]	12,863,220
Corning	1,100,880 [a]	12,605,076
Dell	169,720 [a]	5,950,383
eBay	80,110 [a]	7,819,537
Fisher Scientific International	169,960 [a]	9,748,906
Intel	756,510	16,839,913
International Business Machines	143,600	12,888,100
Microsoft	1,403,790	39,292,082
QUALCOMM	338,780	14,164,392
Symantec	212,500 [a]	12,099,750
Textron	102,310	6,972,426
Waters	162,880 [a]	6,725,315
		221,485,986
Utilities−3.5%		
Constellation Energy Group	163,090	6,624,716
Exelon	266,070	10,541,693
PG&E	433,670 [a]	13,894,787

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
SBC Communications	246,000	6,213,960
Sempra Energy	182,920	6,135,137
		43,410,293
Total Common Stocks		
(cost $1,022,274,047)		**1,245,684,520**

Short-Term Investments–.5%	Principal Amount ($)	Value ($)
U.S Treasury Bills:		
1.52%, 11/18/2004	5,657,000	5,652,644
1.66%, 11/26/2004	902,000	900,942
Total Short-Term Investments		
(cost $6,553,900)		**6,553,586**

Investment of Cash Collateral for Securities Loaned−.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $1,224,986)	1,224,986 b	**1,224,986**
Total Investments (cost $1,030,052,933)	**100.6%**	**1,253,463,092**
Liabilities, Less Cash and Receivables	**(.6%)**	**(8,119,447)**
Net Assets	**100.0%**	**1,245,343,645**

a   *Non-income producing.*
b   *Investment in affiliated money market mutual fund.*
    The News Corp. holding is out on loan until the sale settles. At October 31, 2004, the total market value of the fund's security on loan is $1,162,296 and the total market value of the collateral held by the fund is $1,224,986.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Interest Sensitive	23.1	Energy Related	8.7
Technology	17.8	Consumer Cyclical	6.6
Services	13.1	Other	9.6
Health Care	11.8		
Producer Goods	9.9		**100.6**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $1,162,296)–Note 1(b):		
Unaffiliated issuers	1,028,827,947	1,252,238,106
Affiliated issuers	1,224,986	1,224,986
Receivable for investment securities sold		15,280,852
Dividends and interest receivable		1,184,525
Receivable for shares of Capital Stock subscribed		49,389
		1,269,977,858
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		946,992
Cash overdraft due to Custodian		11,365,959
Payable for investment securities purchased		9,434,290
Liability for securities on loan–Note 1(b)		1,224,986
Payable for shares of Capital Stock redeemed		1,661,986
		24,634,213
Net Assets ($)		**1,245,343,645**
Composition of Net Assets ($):		
Paid-in capital		1,224,548,265
Accumulated undistributed investment income–net		2,685,167
Accumulated net realized gain (loss) on investments		(205,299,946)
Accumulated net unrealized appreciation (depreciation) on investments		223,410,159
Net Assets ($)		**1,245,343,645**
Shares Outstanding		
(165 million shares of $.001 par value Capital Stock authorized)		41,487,323
Net Asset Value, offering and redemption price per share ($)		**30.02**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $40,698 foreign taxes witheld at source)	21,420,409
Interest	88,342
Income from securities lending	36,658
Total Income	**21,545,409**
Expenses:	
Management fee–Note 3(a)	12,230,304
Distribution fees–Note 3(b)	1,358,923
Loan commitment fees–Note 2	10,982
Interest expense–Note 2	8,740
Total Expenses	**13,608,949**
Less–reduction in management fee due to undertaking–Note 3(a)	(990,649)
Net Expenses	**12,618,300**
Investment Income–Net	**8,927,109**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	182,011,874
Net unrealized appreciation (depreciation) on investments	(113,290,391)
Net Realized and Unrealized Gain (Loss) on Investments	**68,721,483**
Net Increase in Net Assets Resulting from Operations	**77,648,592**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	8,927,109	9,453,795
Net realized gain (loss) on investments	182,011,874	(5,509,786)
Net unrealized appreciation (depreciation) on investments	(113,290,391)	193,705,562
Net Increase (Decrease) in Net Assets Resulting from Operations	**77,648,592**	**197,649,571**
Dividends to Shareholders from ($):		
Investment income−net	**(8,969,807)**	**(9,724,617)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	56,770,640	155,147,645
Dividends reinvested	8,320,272	8,937,741
Cost of shares redeemed	(352,706,942)	(448,170,741)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(287,616,030)**	**(284,085,355)**
Total Increase (Decrease) in Net Assets	**(218,937,245)**	**(96,160,401)**
Net Assets ($):		
Beginning of Period	1,464,280,890	1,560,441,291
End of Period	**1,245,343,645**	**1,464,280,890**
Undistributed investment income−net	2,685,167	2,733,647
Capital Share Transactions (Shares):		
Shares sold	1,901,342	6,158,463
Shares issued for dividends reinvested	285,532	347,253
Shares redeemed	(11,834,458)	(17,632,652)
Net Increase (Decrease) in Shares Outstanding	**(9,647,584)**	**(11,126,936)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	28.64	25.06	29.57	42.34	40.96
Investment Operations:					
Investment income−net [a]	.19	.17	.12	.05	.01
Net realized and unrealized gain (loss) on investments	1.38	3.58	(4.53)	(10.87)	2.78
Total from Investment Operations	1.57	3.75	(4.41)	(10.82)	2.79
Distributions:					
Dividends from investment income−net	(.19)	(.17)	(.10)	(.03)	(.02)
Dividends from net realized gain on investments	−	−	−	(1.92)	(1.39)
Total Distributions	(.19)	(.17)	(.10)	(1.95)	(1.41)
Net asset value, end of period	30.02	28.64	25.06	29.57	42.34
Total Return (%)	5.54	14.99	(14.96)	(26.63)	6.88
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net expenses to average net assets	.93	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.66	.66	.41	.16	.02
Portfolio Turnover Rate	79.49	50.96	41.46	53.68	50.32
Net Assets, end of period ($ x 1,000)	1,245,344	1,464,281	1,560,441	2,362,569	3,514,925

[a]   Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Disciplined Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. Prior to October 1, 2004, the fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that were consistently superior to the Standard & Poor's 500 Composite Stock Price Index. On July 20, 2004, the Board of Directors approved changing the fund's investment objective. Effective October 1, 2004, the fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $2,685,167, accumulated capital losses $203,197,565 and unrealized appreciation $221,307,778.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $33,399,694 of the carryover expires in fiscal 2009, $162,812,878 expires in fiscal 2010 and $6,984,993 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $8,969,807 and $9,724,617, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income–net by $5,782 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2004 was approximately $586,300, with a related weighted average annualized interest rate of 1.49%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed to waive receipt of a portion of the fund's management fee, in the amount of .10 of 1% of the value of the fund's average daily net assets from February 1, 2004 through April 4, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $990,649 during the period ended October 31, 2004.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund may pay annually up to .10% of the value of the fund's average daily net assets to compensate Mellon and the Manager for shareholder servicing activities and the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of fund shares. During the period ended October 31, 2004, the fund was charged $1,358,923 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $946,992 and Rule 12b-1 distribution plan fees $104,835, which are offset against an expense reimbursement currently in effect in the amount of $104,835.

(c) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $1,075,562,771 and $1,356,480,164, respectively.

At October 31, 2004, the cost of investments for federal income tax purposes was $1,032,155,314; accordingly, accumulated net unrealized appreciation on investments was $221,307,778, consisting of $225,962,037 gross unrealized appreciation and $4,654,259 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state

and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Disciplined Stock Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian. As to securities purchased and sold but not yet received or delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Disciplined Stock Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $8,969,807 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

————————

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

————————

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Disciplined Stock Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0728AR1004

Dreyfus
Bond Market
Index Fund

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Bond Market Index Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Laurie Carroll.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, and higher commodity prices suggest that inflationary pressures may be rising over the near term. On the other hand, lackluster job growth, low capacity utilization and greater worker productivity should help to keep a lid on inflation over the longer term. The probable result of these conflicting market forces, in our judgment, is a U.S. bond market that trades primarily within a relatively well-defined range and favors higher-quality bonds, but that may occasionally overshoot in both directions.

In uncertain markets such as these, the fixed-income investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy your income and capital preservation needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Laurie Carroll, Portfolio Manager

How did Dreyfus Bond Market Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund achieved total returns of 5.02% for its Investor shares and 5.29% for its BASIC shares.[1] The fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 5.53% for the same period.[2]

Although the bond market generally produced positive returns over the reporting period, market volatility intensified during the reporting period's second half as investors' perceptions of the economy's strength changed and the Federal Reserve Board (the "Fed") began to raise short-term interest rates. Corporate bonds generally produced higher returns than other fixed-income market sectors as investors looked forward to better business conditions in the strengthening economy. We attribute the difference between the fund's return and the Index's return to the effects of fund fees and expenses to which the Index is not subject.

What is the fund's investment approach?

The fund seeks to match the total return of the Index. To pursue that goal, the fund invests primarily in securities that are included in the Index.

While the fund seeks to mirror the returns of the Index, it does not hold the same number of bonds. Instead, the fund holds approximately 350 securities as compared to 6,500 securities in the Index. As a matter of policy, the fund's average duration — a measure of sensitivity to changing interest rates — generally remains neutral to the Index. As of October 31, 2004, the average effective duration of the fund was approximately 4.29 years.

What other factors influenced the fund's performance?

Although the U.S. economy was expanding when the reporting period began, inflationary pressures appeared to remain low as the labor market proved to be sluggish and a significant portion of the nation's industrial capacity remained idle. In response, the Fed in its public statements suggested that it could be patient before moving away from the aggressively accommodative monetary policy it implemented in the aftermath of the September 2001 terrorist attacks. This benefited the more interest-rate-sensitive areas of the market, including most U.S. government securities.

In April 2004, the market environment began to change. Surging energy prices and stronger-than-expected labor statistics raised concerns among investors that inflationary forces might be resurfacing. In late June, the Fed increased short-term interest rates by 25 basis points at each of its three meetings between June and September 2004, driving the overnight federal funds rate from 1% to 1.75% by the reporting period's end. As investors' inflation concerns rose and interest-rate expectations changed in the spring, prices of U.S. Treasury securities fell sharply.

During the summer and early fall of 2004, however, it became clearer that labor markets remained sluggish and high energy prices were likely to erode the rate of economic growth, and inflation fears began to ease. As a result, longer-term securities in the more interest-rate-sensitive sectors of the bond market generally rallied from previously depressed levels.

In this rapidly changing environment, corporate bonds — which tend to respond more to business conditions than interest rates — generally fared well. Many corporate issuers took advantage of the previous downturn to refinance their debt at lower rates and strengthen their balance sheets. As business conditions began to improve, corporate bonds generally rallied, led by lower-quality securities in areas that previously had been severely punished, including the telecommunications, utilities, automobile and financial sectors. We shifted the fund to a neutral position for lower-rated investment-grade securities during the fall of 2003, enabling the fund to participate fully in the corporate bond market rally during 2004.

In contrast, mortgage-backed securities produced mixed results. Early in the reporting period, when short-term interest rates and longer-term mortgage rates were near historical lows, many homeowners refinanced their mortgages, effectively returning principal to bondholders. Because approximately one-third of the Index was allocated to mortgage-backed securities, higher levels of refinancing activity hindered the fund's overall performance during the first half of the reporting period. However, refinancing activity waned, and mortgage-backed securities produced better returns during the reporting period's second half.

What is the fund's current strategy?

The fund's goal is to seek to replicate the return of the Index. To achieve this goal, we attempt to mirror four key elements of the Index: average effective duration, industry group composition, credit quality and coupon rate.

As of the end of October, approximately 35% of the fund's assets were invested in mortgage-backed securities, followed by 29% in corporate bonds and asset-backed securities, 26% in U.S. Treasury securities, 9% in U.S. government agency bonds and 1% in repurchase agreements. In addition, the fund's corporate securities at the end of the reporting period were closely aligned with the overall sector distribution and credit quality of the Index.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Bond Market Index Fund BASIC shares and Investor shares and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 10/31/04*

	1 Year	5 Years	10 Years
BASIC shares	**5.29%**	**7.24%**	**7.41%**
Investor shares	**5.02%**	**6.97%**	**7.14%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in both the BASIC shares and Investor shares of Dreyfus Bond Market Index Fund on 10/31/94 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses on both BASIC and Investor shares. The Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities, and asset-backed securities. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Bond Market Index Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2004

	Investor Shares	BASIC Shares
Expenses paid per $1,000	$ 2.05	$ 0.77
Ending value (after expenses)	$1,039.20	$1,041.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Investor Shares	BASIC Shares
Expenses paid per $1,000†	$ 2.03	$ 0.76
Ending value (after expenses)	$1,023.13	$1,024.38

† *Expenses are equal to the fund's annualized expense ratio of .40% for Investor shares and .15% for Basic shares; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Bonds and Notes−98.3%	Principal Amount ($)	Value ($)
Aerospace & Defense−.7%		
Boeing:		
Debs., 7.25%, 2025	150,000	178,689
Debs., 8.1%, 2006	25,000	27,318
General Dynamics,		
Sr. Notes, 2.125%, 2006	500,000	495,702
Lockheed Martin,		
Notes, 8.2%, 2009	200,000	238,631
Northrop Grumman,		
Debs., 7.75%, 2016	500,000	615,217
Raytheon,		
Notes, 6.75%, 2007	550,000	601,138
United Technologies:		
Debs., 8.75%, 2021	50,000	68,207
Notes, 6.1%, 2012	575,000	640,217
		2,865,119
Asset−Backed Ctfs.−Auto Loans−.3%		
WFS Financial Owner Trust,		
Ser. 2003-4, Cl. A4, 3.15%, 2011	1,000,000	**1,001,089**
Asset−Backed Ctfs.−Credit Cards−.9%		
Bank One Issuance Trust,		
Ser. 2004-A1, Cl. A1, 3.45%, 2011	950,000	946,165
Capital One Master Trust:		
Ser. 2001-3A, Cl. A, 5.45%, 2009	1,000,000	1,034,582
Ser. 2001-5, Cl. A, 5.3%, 2009	400,000	416,748
Chemical Master Credit Card Trust 1,		
Ser. 1996-3, Cl. A, 7.09%, 2009	700,000	747,592
MBNA Master Credit Card Trust,		
Ser. 1995-C, Cl. A, 6.45%, 2008	400,000	409,992
		3,555,079
Asset-Backed Ctfs.−Utilities−.5%		
CPL Transition Funding,		
Ser. 2002-1, Cl. A4, 5.96%, 2015	550,000	603,586
California Infrastructure PG&E-1,		
Ser. 1997-1, Cl. A8, 6.48%, 2009	850,000	919,936
Peco Energy Transition Trust,		
Ser. 1999-A, Cl. A7, 6.13%, 2009	235,000	254,838
		1,778,360

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Automotive—2.1%		
DaimlerChrysler:		
Debs., 7.45%, 2027	50,000	55,391
Notes, 4.05%, 2008	1,225,000	1,234,282
Delphi Automotive Systems,		
Debs., 7.125%, 2029	125,000	120,252
Ford Motor,		
Global Landmark Securities, 7.45%, 2031	150,000 [a]	146,498
Ford Motor Credit,		
Bonds, 7.375%, 2011	1,925,000	2,090,856
GMAC:		
Debs., 6%, 2011	70,000	70,089
Notes, 6.75%, 2006	3,200,000	3,312,739
General Motors:		
Debs., 7.7%, 2016	300,000	320,608
Debs., 8.375%, 2033	450,000	469,567
Debs., 8.8%, 2021	150,000	163,179
Toyota Motor Credit,		
Notes, 4.35%, 2010	150,000	154,084
		8,137,545
Banking—3.8%		
BB&T,		
Sub. Notes, 4.75%, 2012	325,000	329,273
Bank of America:		
Sub. Notes, 6.875%, 2005	10,000	10,124
Sub. Notes, 7.8%, 2010	1,150,000	1,356,043
Sub. Notes, 7.8%, 2016	160,000	197,946
Bank of New York,		
Sr. Notes, 5.2%, 2007	450,000	473,511
Bank One:		
Notes, 6.875%, 2006	500,000	535,071
Sub. Notes, 5.9%, 2011	500,000	541,721
Bayerische Landesbank New York,		
Sub. Notes, Ser. F, 5.875%, 2008	300,000	326,075
Capital One Bank,		
Notes, 4.25%, 2008	275,000	279,330
Citigroup:		
Debs., 6.625%, 2028	100,000	111,953
Notes, 6%, 2012	750,000 [a]	833,381

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Banking (continued)		
Dresdner Bank-New York,		
Sub. Debs., 7.25%, 2015	145,000	170,846
FleetBoston Financial,		
Sub. Notes, 7.375%, 2009	175,000	202,104
HSBC,		
Sub. Notes, 7.5%, 2009	200,000	231,509
J.P. Morgan Chase & Co.:		
Sr. Notes, 4%, 2008	1,000,000	1,018,357
Sr. Notes, 5.625%, 2006	500,000 [a]	523,558
Key Bank,		
Sub. Debs., 6.95%, 2028	100,000	113,750
MBNA America Bank,		
Sub. Notes, 6.75%, 2008	100,000 [b]	109,532
NB Capital Trust IV,		
Capital Securities, 8.25%, 2027	55,000	62,247
PNC Funding,		
Sub. Notes, 5.25%, 2015	450,000	461,940
Regions Financial,		
Notes, 4.375%, 2010	400,000	404,543
Royal Bank of Scotland,		
Sub. Notes, 6.375%, 2011	410,000	455,556
Sanwa Finance Aruba,		
Notes, 8.35%, 2009	150,000	176,917
SouthTrust,		
Sub. Notes, 5.8%, 2014	500,000	538,112
State Street Bank & Trust,		
Sub. Notes, 5.25%, 2018	200,000	205,520
U.S. Bancorp,		
Capital Securities, 8.09%, 2026	100,000	111,905
U.S. Bank,		
Sub. Notes, 6.375%, 2011	100,000	112,270
Wachovia,		
Sub. Notes, 5.25%, 2014	650,000	672,749
Wachovia Bank,		
Sub. Notes, 5%, 2015	250,000	252,787
Washington Mutual Finance,		
Sr. Notes, 6.25%, 2006	500,000	526,751
Wells Fargo & Co.:		
Notes, 5.25%, 2007	1,600,000	1,691,562
Sub. Notes, 6.375%, 2011	420,000	471,600

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Banking (continued)		
Wells Fargo Capital I,		
Capital Securities, 7.96%, 2026	30,000 [a]	33,688
Westpac Banking,		
Sub. Notes, 4.625%, 2018	500,000	479,992
Zions Bancorp,		
Sub. Notes, 6%, 2015	250,000	268,705
		14,290,928
Broadcasting & Media−.4%		
COX Communications,		
Bonds, 5.5%, 2015	100,000	99,307
Clear Channel Communications,		
Notes, 4.25%, 2009	750,000	747,086
Comcast Cable Communications,		
Sr. Notes, 6.75%, 2011	600,000	673,949
Liberty Media,		
Sr. Notes, 5.7%, 2013	25,000	25,296
		1,545,638
Building & Construction−.1%		
Centex,		
Sr. Notes, 5.125%, 2013	250,000	**250,520**
Chemicals−.2%		
Eastman Chemical,		
Notes, 3.25%, 2008	700,000	688,605
Potash-Saskatchewan,		
Notes, 7.75%, 2011	200,000	237,094
		925,699
Commercial Mortgage Pass−Through Ctfs.−2.7%		
Asset Securitization,		
Ser. 1997-D4, Cl. A1D, 7.49%, 2029	289,238	314,062
Bear Stearns Commercial Mortgage Securities,		
Ser. 1999-WF2, Cl. A2, 7.08%, 2031	250,000	283,032
CS First Boston Mortgage Securities,		
Ser. 1999-C1, Cl. A2, 7.29%, 2041	1,050,000	1,195,997
Chase Commercial Mortgage Securities,		
Ser. 2000-2, Cl. A2, 7.631%, 2032	250,000	294,572
GE Capital Commercial Mortgage,		
Ser. 2002-1A, Cl. A3, 6.269%, 2035	850,000	947,061
GMAC Commercial Mortgage Securities:		
Ser. 1998-C1, Cl. A2, 6.7%, 2030	225,000	245,244
Ser. 1998-C2, Cl. A2, 6.42%, 2035	993,000	1,082,640

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Commercial Mortgage **Pass–Through Ctfs. (continued)**		
Heller Financial Commercial Mortgage Assets, Ser. 1999-PH-1, Cl. A2, 6.847%, 2031	500,000	556,602
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-CB8, Cl. A4, 4.404%, 2039	1,000,000	981,236
LB Commercial Conduit Mortgage Trust, Ser. 1999-C2, Cl. A2, 7.325%, 2032	200,000	228,052
LB-UBS Commercial Mortgage Trust, Ser. 2000-C3, Cl. A2, 7.95%, 2025	1,100,000	1,296,350

Morgan Stanley Capital I:
  Ser. 1998-WF1, Cl. A1, 6.25%, 2030
  Ser. 2003-HQ2, Cl. A2, 4.92%, 2035
  Ser. 2004-T13, Cl. A4, 4.66%, 2045
	3,060
	500,000
	1,000,000
		3,064
		513,644
		1,004,598

Salomon Brothers Mortgage Securities VII, Ser. 2000-C1, Cl. A2, 7.52%, 2009	300,000	345,681
Wachovia Bank Commercial Mortgage Trust, Ser. 2004-C11, Cl. A5, 5.215%, 2041	800,000	834,551
		10,126,386
Commercial Services–.1%		
Cendant, Sr. Notes, 7.375%, 2013	200,000	**233,297**
Consumer–.3%		
Avon Products, Sr. Notes, 4.2%, 2018	250,000	232,552
Procter & Gamble, Notes, 6.875%, 2009	750,000 [a]	856,768
		1,089,320
Data Processing–.1%		
First Data, Sr. Notes, 5.625%, 2011	250,000	**269,268**
Drugs & Pharmaceuticals–.3%		
Bristol-Myers Squibb, Notes, 5.75%, 2011	250,000	270,211
GlaxoSmithkline, Notes, 4.375%, 2014	500,000	493,140

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Drugs & Pharmaceuticals (continued)		
Merck & Co.,		
Debs., 6.4%, 2028	300,000	333,314
Wyeth,		
Bonds, 6.5%, 2034	200,000	209,562
		1,306,227
Entertainment/Media−.4%		
News America,		
Debs., 8.25%, 2018	150,000	189,399
Time Warner Cos.,		
Notes, 6.95%, 2028	600,000	661,202
Viacom,		
Sr. Notes, 5.5%, 2033	250,000 a	243,502
Walt Disney:		
Sr. Debs., 7.55%, 2093	100,000	114,906
Sr. Notes, 7%, 2032	150,000 a	172,578
Sr. Notes, Ser. B, 6.75%, 2006	20,000	21,076
		1,402,663
Financial Services−3.1%		
Aetna,		
Debs., 7.625%, 2026	50,000	60,402
American General Finance,		
Notes, Ser. F, 5.875%, 2006	350,000	367,071
CIT,		
Sr. Notes, 5.5%, 2007	1,350,000	1,430,394
Countrywide Capital Industries,		
Notes, 8%, 2026	200,000	212,487
Countrywide Home Loan,		
Notes, Ser. J, 5.5%, 2006	400,000	416,794
Credit Suisse First Boston USA,		
Notes, 5.125%, 2014	550,000 a	561,727
General Electric Capital:		
Debs., 8.3%, 2009	15,000	17,859
Notes, Ser. A, 5%, 2007	2,100,000	2,192,001
Notes, Ser. A, 5%, 2007	650,000 a	680,952
Notes, Ser. A, 5.45%, 2013	650,000	694,999

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Financial Services (continued)		
Goldman Sachs:		
Notes, Ser. B, 7.35%, 2009	100,000	115,159
Sr. Notes, 6.6%, 2012	1,000,000	1,125,118
Sub. Notes, Ser. B, 6.345%, 2034	350,000	357,901
Household Finance,		
Notes, 8%, 2010	630,000	748,916
Lehman Brothers,		
Notes, 6.625%, 2012	650,000	734,166
Merrill Lynch & Co.,		
Notes, 6.875%, 2018	150,000	172,394
Morgan Stanley,		
Notes, 7.25%, 2032	600,000 [a]	724,409
Paine Webber,		
Sr. Notes, 6.55%, 2008	150,000	164,531
SLM,		
Notes, 5.125%, 2012	850,000	879,503
		11,656,783
Food & Beverages—1.1%		
Archer-Daniels-Midland,		
Debs., 7.125%, 2013	300,000	353,368
Bottling Group,		
Notes, 4.625%, 2012	350,000	357,057
Coca-Cola Enterprises:		
Debs., 6.7%, 2036	250,000 [a]	291,313
Debs., 8.5%, 2022	100,000	133,333
Coors Brewing,		
Sr. Notes, 6.375%, 2012	130,000	144,410
General Mills,		
Notes, 6%, 2012	125,000	136,163
H.J. Heinz,		
Debs., 6.375%, 2028	100,000	111,146
Hershey Foods,		
Debs., 8.8%, 2021	30,000	40,892
Kellogg,		
Notes, Ser. B, 6%, 2006	300,000	313,332
Kraft Foods,		
Notes, 4.625%, 2006	450,000	463,381
Kroger:		
Sr. Notes, 7.25%, 2009	550,000	621,987
Sr. Notes, 8.05%, 2010	400,000	471,892

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Food & Beverages (continued)		
Nabisco,		
Debs., 7.55%, 2015	40,000	48,119
Safeway,		
Sr. Notes, 5.8%, 2012	210,000 [a]	222,096
Sara Lee,		
Notes, 6.25%, 2011	300,000	335,946
Unilever Capital,		
Notes, 5.9%, 2032	250,000	263,464
		4,307,899
Foreign−3.8%		
Asian Development Bank,		
Sr. Notes, 4.5%, 2012	750,000	772,228
European Investment Bank:		
Notes, 4.625%, 2007	500,000	519,538
Notes, 4.625%, 2014	500,000	516,387
Hydro-Quebec:		
Debs., Ser. HH, 8.5%, 2029	200,000	289,674
Debs., Ser. HK, 9.375%, 2030	20,000	31,276
Inter-American Development Bank,		
Bonds, 5.75%, 2008	1,600,000	1,731,278
International Bank for Reconstruction & Development,		
Notes, 5%, 2006	2,000,000	2,067,012
KFW International Finance:		
Debs., 8%, 2010	35,000	41,841
Notes, 5.25%, 2006	300,000	313,383
Kingdom of Spain,		
Notes, 7%, 2005	200,000	206,489
Korea Development Bank:		
Bonds, 7.25%, 2006	300,000	320,261
Notes, 5.5%, 2012	350,000 [a]	374,600
Malaysia,		
Notes, 8.75%, 2009	330,000	396,775
PEMEX Project Funding Master Trust,		
Notes, 7.375%, 2014	400,000	444,200
Province of British Columbia,		
Bonds, 6.5%, 2026	25,000	29,249
Province of Manitoba,		
Debs., 8.8%, 2020	10,000	14,180
Province of Ontario,		
Sr. Unsub. Notes, 5.5%, 2008	500,000	537,850

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Foreign (continued)		
Province of Quebec,		
Debs., 7.5%, 2023	600,000 ᵃ	769,624
Republic of Chile,		
Bonds, 5.5%, 2013	350,000	367,115
Republic of Finland,		
Bonds, 6.95%, 2026	25,000	30,516
Republic of Italy:		
Debs., 6.875%, 2023	70,000	83,998
Notes, 5.375%, 2033	550,000	554,386
Sr. Notes, 2.75%, 2006	500,000 ᵃ	500,564
Republic of Korea,		
Notes, 8.875%, 2008	840,000	991,410
Republic of South Africa,		
Notes, 6.5%, 2014	170,000	185,088
United Mexican States,		
Notes, Ser. A, 9.875%, 2010	2,025,000	2,518,088
		14,607,010
Health Care−.1%		
UnitedHealth,		
Notes, 5%, 2014	300,000	**304,502**
Industrial−.5%		
Emerson Electric,		
Notes, 6.3%, 2005	35,000	36,168
John Deere Capital,		
Notes, 7%, 2012	600,000	697,972
Praxair,		
Notes, 2.75%, 2008	900,000	877,800
Tyco International,		
Notes, 6.875%, 2029	235,000	267,778
Waste Management,		
Sr. Notes, 7%, 2028	150,000	167,901
		2,047,619
Insurance−.5%		
Anthem,		
Bonds, 6.8%, 2012	300,000	337,303
GE Global Insurance,		
Notes, 7%, 2026	150,000	164,717

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Insurance (continued)		
Marsh & McLennan Cos., Sr. Notes, 5.875%, 2033	200,000	183,441
MetLife, Sr. Notes, 6.125%, 2011	260,000	283,865
Nationwide Financial Services, Sr. Notes, 6.25%, 2011	350,000	382,361
Progressive, Sr. Notes, 6.625%, 2029	100,000	111,257
Safeco Capital Trust I, Capital Securities, 8.072%, 2037	300,000	351,107
Torchmark, Debs., 8.25% 2009	150,000	172,530
		1,986,581
Metals & Mining−.2%		
Alcan, Debs., 7.25%, 2031	350,000	421,604
Alcoa, Notes, 6%, 2012	150,000	165,506
		587,110
Oil & Gas−1.2%		
Anadarko Finance, Notes, Ser. B, 6.75%, 2011	300,000	341,894
ChevronTexaco Capital, Notes, 3.5%, 2007	500,000	506,475
ConocoPhillips: Notes, 5.9%, 2032	500,000	521,408
Notes, 8.75%, 2010	200,000	248,145
Devon Financing, Notes, 7.875%, 2031	275,000	347,998
Encana, Bonds, 7.2%, 2031	150,000	176,399
Kerr-McGee, Notes, 6.875%, 2011	250,000	284,360
Kinder Morgan, Sr. Notes, 6.5%, 2012	650,000	721,065
Marathon Oil, Notes, 5.375%, 2007	200,000	210,480

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Oil & Gas (continued)		
Occidental Petroleum, Sr. Notes, 5.875%, 2007	1,000,000	1,058,519
Transocean, Notes, 7.5%, 2031	150,000	182,512
		4,599,255
Paper Products−.3%		
International Paper: Notes, 7.625%, 2007	10,000	10,888
Sr. Notes, 6.75%, 2011	200,000	225,109
MeadWestvaco, Notes, 6.85%, 2012	600,000 a	675,959
Weyerhaeuser, Debs., 7.375%, 2032	200,000	234,044
		1,146,000
Real Estate Investment Trusts−.2%		
EOP Operating, Notes, 4.75%, 2014	300,000	292,214
ERP Operating, Notes, 5.2%, 2013	600,000	616,168
		908,382
Retail−.5%		
Federated Department Stores, Debs., 7.45%, 2017	350,000	419,415
Home Depot, Sr. Notes, 3.75%, 2009	875,000 b	877,485
May Department Stores, Notes, 6.7%, 2034	200,000 b	209,417
NIKE, Sr. Notes, 5.5%, 2006	400,000	419,023
Target, Debs., 7%, 2031	125,000	151,429
		2,076,769
State Government−.1%		
State of Illinois, Bonds, 5.1%, 2033	450,000	**435,200**
Technology−.2%		
Hewlett-Packard, Sr. Notes, 5.5%, 2007	150,000	158,811
IBM: Debs., 7%, 2025	320,000	379,553
Debs., 7.5%, 2013	75,000	90,770

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Technology (continued)		
Motorola,		
Debs., 7.5%, 2025	150,000	174,981
		804,115
Telecommunications−2.0%		
ALLTEL,		
Sr. Notes, 7.6%, 2009	200,000	229,146
AT&T Wireless Services,		
Sr. Notes, 7.875%, 2011	475,000	566,595
BellSouth Telecommunications,		
Debs., 6.375%, 2028	100,000	104,823
British Telecom,		
Bonds, 8.875%, 2030	150,000 c	201,078
Comcast Cable Communications,		
Notes, 9.455%, 2022	304,000	418,342
Deutsche Telekom International Finance,		
Notes, 8.75%, 2030	300,000 c	397,054
France Telecom:		
Notes, 7.95%, 2006	950,000 c	1,010,972
Notes, 9.25%, 2031	150,000 c	203,090
Koninklijke KPN,		
Sr. Unsub. Notes, 8.375%, 2030	250,000	326,743
New Jersey Bell Telephone,		
Debs., 8%, 2022	25,000	30,016
Pacific Bell,		
Debs., 7.125%, 2026	310,000	350,847
Sprint Capital,		
Sr. Notes, 7.625%, 2011	1,200,000 a	1,405,249
Telecom Italia Capital,		
Notes, Cl. B, 5.25%, 2013	800,000 a	820,578
Telefonica Europe,		
Notes, 7.75%, 2010	200,000	237,365
Verizon Global Funding,		
Sr. Notes, 7.25%, 2010	500,000	583,951
Vodafone,		
Sr. Notes, 7.75%, 2010	580,000	683,183
		7,569,032
Transportation−.3%		
Burlington Northern Santa Fe,		
Debs., 7%, 2025	100,000	114,162
Canadian National Railway,		
Notes, 6.9%, 2028	100,000	115,055

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Transportation (continued)		
Continental Airlines,		
Pass-Through Certificates, Ser. 974A, 6.9%, 2018	173,476	167,556
FedEx,		
Notes, 9.65%, 2012	225,000	295,306
Norfolk Southern:		
Bonds, 7.8%, 2027	250,000	310,218
Debs., 9%, 2021	10,000	13,392
United Parcel Service,		
Debs., 8.375%, 2030	10,000	13,806
		1,029,495
U.S. Government−25.8%		
U.S. Treasury Bonds:		
5.375%, 2/15/2031	3,900,000	4,237,116
5.5%, 8/15/2028	2,350,000	2,560,019
7.125%, 2/15/2023	350,000	451,073
7.875%, 2/15/2021	5,330,000	7,282,272
8.75%, 5/15/2020	2,030,000	2,963,942
8.875%, 8/15/2017	3,325,000	4,778,890
11.25%, 2/15/2015	25,000	39,970
12%, 8/15/2013	1,445,000	1,902,603
12.5%, 8/15/2014	40,000	56,137
12.75%, 11/15/2010	75,000	82,963
14%, 11/15/2011	30,000	36,838
U.S. Treasury Notes:		
1.875%, 11/30/2005	2,000,000 [a]	1,992,500
2.5%, 5/31/2006	6,600,000 [a]	6,610,058
3.5%, 11/15/2006	11,000,000 [a]	11,205,810
3.625%, 5/15/2013	3,700,000 [a]	3,635,250
4%, 2/15/2014	4,850,000 [a]	4,851,707
4.375%, 8/15/2012	2,550,000 [a]	2,645,926
5%, 8/15/2011	2,300,000 [a]	2,484,621
5.625%, 5/15/2008	8,000,000 [a]	8,713,680
5.75%, 11/15/2005	8,200,000 [a]	8,495,610
6%, 8/15/2009	8,550,000 [a]	9,584,293
6.125%, 8/15/2007	6,100,000 [a]	6,648,024
6.5%, 10/15/2006	2,900,000	3,118,283
7%, 7/15/2006	3,500,000 [a]	3,764,810
		98,142,395
U.S. Government Agencies−8.6%		
Federal Home Loan Banks:		
Bonds, Ser. 422, 1.875%, 6/15/2006	3,250,000	3,210,711
Bonds, Ser. 432, 4.5%, 9/16/2013	1,500,000	1,526,482
Sr. Notes, Ser. 100, 5.8%, 9/2/2008	850,000	923,680

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)		
Federal Home Loan Mortgage Corp:		
Notes, 3.5%, 9/15/2007	4,100,000	4,156,412
Notes, 3.625%, 9/15/2008	1,000,000	1,011,737
Notes, 4.875%, 3/15/2007	3,600,000	3,764,722
Notes, 5.5%, 9/15/2011	2,500,000	2,717,112
Notes, 5.5%, 8/20/2019	500,000	498,631
Notes, 6.25%, 7/15/2032	650,000	747,650
Sub. Notes, 5.875%, 3/21/2011	750,000	820,732
Federal National Mortgage Association:		
Bonds, 6.25%, 5/15/2029	1,900,000	2,161,814
Notes, 5.25%, 1/15/2009	5,525,000	5,911,087
Notes, 5.375%, 11/15/2011	1,250,000	1,348,780
Notes, 7.25%, 1/15/2010	1,450,000	1,691,297
Financing Corp:		
Bonds, 8.6%, 9/26/2019	40,000	55,257
Bonds, Ser. E, 9.65%, 11/2/2018	510,000	755,687
Tennessee Valley Authority:		
Bonds, Ser. C, 6%, 3/15/2013	450,000	503,120
Notes, Ser. C, 4.75%, 8/1/2013	750,000	770,261
		32,575,172
U.S. Government Agencies/Mortgage-Backed—35.2%		
Federal Home Loan Mortgage Corp:		
4%, 9/1/2008—9/1/2018	2,582,892	2,552,877
4.5%, 5/1/2010-8/1/2033	8,633,616	8,653,772
5%, 11/1/2007-9/1/2034	13,540,487	13,660,921
5.5%	500,000 d	509,375
5.5%, 9/1/2009-8/1/2034	11,266,490	11,527,591
6%, 12/1/2013-10/1/2033	6,078,824	6,323,612
6.5%, 3/1/2011-11/1/2033	3,601,146	3,793,501
7%, 9/1/2011-7/1/2034	1,469,054	1,561,638
7.5%, 7/1/2010-10/1/2033	522,495	561,317
8%, 5/1/2026-10/1/2031	331,161	359,911
8.5%, 6/1/2030	8,991	9,822
Federal National Mortgage Association:		
4%, 12/1/2018-3/1/2019	1,393,721	1,371,028
4.5%, 4/1/2018-10/1/2033	6,938,420	6,917,853
5%, 4/1/2010-7/1/2034	17,198,735	17,328,279
5.5%	800,000 d	814,744
5.5%, 1/1/2017-8/1/2034	20,070,789	20,525,789
6%, 6/1/2011-3/1/2034	10,118,820	10,526,009
6.5%, 1/1/2005-1/1/2034	5,852,657	6,174,134
7%, 8/1/2008-11/1/2032	2,239,713	2,380,318
7.5%, 8/1/2015-3/1/2032	638,966	686,101

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ **Mortgage-Backed (continued)**		
Federal National Mortgage Association (continued):		
8%, 5/1/2027-10/1/2030	111,491	121,465
8.5%, 2/1/2025-2/1/2031	33,922	37,155
9%, 10/1/2030	8,138	8,977
Government National Mortgage Association I:		
4.5%, 6/15/2019-8/15/2033	1,492,292	1,486,699
5%, 3/15/2018-5/15/2034	3,192,493	3,221,741
5.5%	1,000,000 ᵈ	1,023,120
5.5%, 2/15/2033-3/15/2034	4,005,388	4,107,613
6%, 4/15/2017-6/15/2034	3,471,557	3,618,794
6.5%, 9/15/2008-11/15/2033	2,033,641	2,155,108
7%, 10/15/2011-8/15/2032	1,009,227	1,078,365
7.5%, 12/15/2026-10/15/2032	400,508	431,990
8%, 8/15/2024-3/15/2032	187,275	204,448
8.5%, 10/15/2026	42,441	46,605
9%, 2/15/2022-2/15/2023	49,370	55,776
		133,836,448
Utilities/Gas & Electric—1.7%		
Cincinnati Gas & Electric, Notes, 5.7%, 2012	185,000	197,991
Duke Capital, Sr. Notes, 8%, 2019	225,000	274,054
Florida Power & Light, First Mortgage Bonds, 5.625%, 2034	250,000	256,363
Georgia Power, Sr. Notes, Ser. J, 4.875%, 2007	400,000	416,496
MidAmerican Energy, Sr. Notes, 5.875%, 2012	350,000	375,126
Niagara Mohawk Power, First Mortgage Bonds, 7.75%, 2006	500,000	536,034
NiSource Finance, Bonds, 5.4%, 2014	150,000	155,197

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Utilities/Gas & Electric (continued)		
Oncor Electric Delivery, Sr. Secured Notes, 7%, 2032	250,000	292,137
PPL Electric Utilities, Secured Bonds, 6.25%, 2009	300,000	330,266
Pacific Gas & Electric, First Mortgage Bonds, 6.05%, 2034	175,000	180,864
Progress Energy, Sr. Notes, 7.1%, 2011	500,000	567,792
Public Service Company of Colorado, First Mortgage Bonds, 7.875%, 2012	350,000	429,080
Sempra Energy, Sr. Notes, 7.95%, 2010	500,000	584,190
South Carolina Electric & Gas, First Mortgage Bonds, 6.625%, 2032	200,000	231,871
Southern California Edison, Notes, 6.65%, 2029	100,000	111,723
Southern Power, Sr. Notes, Ser. D, 4.875%, 2015	300,000	296,069
Virginia Electric & Power, Sr. Notes, Ser. A, 5.375%, 2007	1,000,000	1,046,825
		6,282,078
Total Bonds and Notes (cost $366,339,937)		**373,678,983**

Short-Term Investments–2.2%		
Repurchase Agreement;		
Goldman Sachs & Co., Tri-Party Repurchase Agreement, 1.75%, dated 10/29/2004, due 11/1/2004 in the amount of $8,137,761 (fully collateralized by $5,837,000 U.S. Treasury Bonds, 8%, due 11/15/2021, value $8,300,712) (cost $8,136,574)	8,136,574	**8,136,574**

Investment of Cash Collateral for Securities Loaned—18.0%	Shares	Value ($)
Registered Investment Company,		
Dreyfus Institutional Cash Advantage Plus Fund (cost $68,447,014)	68,447,014 [e]	**68,447,014**
Total Investments (cost $442,923,525)	**118.5%**	**450,262,571**
Liabilities, Less Cash and Receivables	**(18.5%)**	**(70,202,109)**
Net Assets	**100.0%**	**380,060,462**

[a] All or a portion of these securities are on loan. At October 31, 2004, the total market value of the fund's securities on loan is $78,043,878 and the total market value of the collateral held by the fund is $80,583,444, consisting of cash collateral of $68,447,014 and U.S. Government and Agency securities valued at $12,136,430.

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At October 31, 2004, these securities amounted to $1,196,434 or .3% of net assets.

[c] Variable rate security—interest rate subject to periodic change.

[d] Purchased on a forward commitment basis.

[e] Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S.Government/Agency Securities	69.6	Mortgage/Asset Backed Securities	4.4
Corporate Bonds	20.4	Foreign Securities	3.8
Short-Term/		State Government	.1
Money Market Investments	20.2		**118.5**

[†] Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $78,043,878)—Note 1(b):		
Unaffiliated issuers	374,476,511	381,815,557
Affiliated issuers	68,447,014	68,447,014
Cash		275,580
Interest receivable		3,900,183
Receivable for shares of Capital Stock subscribed		372,789
		454,811,123
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		94,361
Liability for securities on loan—Note 1(b)		68,447,014
Payable for investment securities purchased		6,005,150
Payable for shares of Capital Stock redeemed		204,136
		74,750,661
Net Assets ($)		**380,060,462**
Composition of Net Assets ($):		
Paid-in capital		372,123,993
Accumulated undistributed investment income—net		17,836
Accumulated net realized gain (loss) on investments		579,587
Accumulated net unrealized appreciation (depreciation) on investments		7,339,046
Net Assets ($)		**380,060,462**

Net Asset Value Per Share

	Investor Shares	BASIC Shares
Net Assets ($)	208,233,676	171,826,786
Shares Outstanding	20,055,303	16,534,724
Net Asset Value Per Share ($)	**10.38**	**10.39**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Income:	
Interest	16,566,360
Income on securities lending	23,527
Total Income	**16,589,887**
Expenses:	
Management fee–Note 3(a)	573,508
Distribution fee (Investor Shares)–Note 3(b)	540,313
Loan commitment fees–Note 2	2,874
Total Expenses	**1,116,695**
Investment Income–Net	**15,473,192**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,295,818
Net unrealized appreciation (depreciation) on investments	2,615,812
Net Realized and Unrealized Gain (Loss) on Investments	**3,911,630**
Net Increase in Net Assets Resulting from Operations	**19,384,822**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	15,473,192	12,724,130
Net realized gain (loss) on investments	1,295,818	3,985,889
Net unrealized appreciation (depreciation) on investments	2,615,812	(4,270,503)
Net Increase (Decrease) in Net Assets Resulting from Operations	**19,384,822**	**12,439,516**
Dividends to Shareholders from ($):		
Investment income−net:		
Investor shares	(9,000,973)	(7,050,693)
BASIC shares	(7,349,709)	(7,162,885)
Net realized gain on investments:		
Investor shares	(993,873)	(88,995)
BASIC shares	(710,630)	(57,242)
Total Dividends	**(18,055,185)**	**(14,359,815)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Investor shares	93,204,485	201,562,124
BASIC shares	75,296,765	124,159,472
Dividends reinvested:		
Investor shares	9,587,604	6,806,308
BASIC shares	5,897,214	5,468,769
Cost of shares redeemed:		
Investor shares	(113,902,366)	(98,287,288)
BASIC shares	(50,333,121)	(92,925,677)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**19,750,581**	**146,783,708**
Total Increase (Decrease) in Net Assets	**21,080,218**	**144,863,409**
Net Assets ($):		
Beginning of Period	358,980,244	214,116,835
End of Period	**380,060,462**	**358,980,244**
Undistributed investment income−net	17,836	−

	Year Ended October 31,	
	2004	2003
Capital Share Transactions		
Investor Shares		
Shares sold	9,014,756	19,215,031
Shares issued for dividends reinvested	929,077	651,244
Shares redeemed	(11,024,045)	(9,412,671)
Net Increase (Decrease) in Shares Outstanding	**(1,080,212)**	**10,453,604**
BASIC Shares		
Shares sold	7,292,526	11,875,497
Shares issued for dividends reinvested	571,043	521,572
Shares redeemed	(4,869,359)	(8,786,695)
Net Increase (Decrease) in Shares Outstanding	**2,994,210**	**3,610,374**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2004	2003	2002ᵃ	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	10.35	10.38	10.34	9.62	9.63
Investment Operations:					
Investment income—net	.41ᵇ	.40ᵇ	.51ᵇ	.59	.60
Net realized and unrealized gain (loss) on investments	.10	.02	.05	.72	(.01)
Total from Investment Operations	.51	.42	.56	1.31	.59
Distributions:					
Dividends from investment income—net	(.43)	(.45)	(.52)	(.59)	(.60)
Dividends from net realized gain on investments	(.05)	(.00)ᶜ	–	–	–
Total Distributions	(.48)	(.45)	(.52)	(.59)	(.60)
Net asset value, end of period	10.38	10.35	10.38	10.34	9.62
Total Return (%)	5.02	4.10	5.68	13.99	6.34
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.40	.40	.40	.40	.40
Ratio of net investment income to average net assets	3.94	3.77	5.04	5.85	6.25
Portfolio Turnover Rate	44.84	99.57	37.69	90.97	67.33
Net Assets, end of period ($ x 1,000)	208,234	218,731	110,923	62,314	35,613

ᵃ   As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended October 31, 2002 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 5.11% to 5.04%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.
ᵇ   Based on average shares outstanding at each month end.
ᶜ   Amount represents less than $.01.
See notes to financial statements.

	Year Ended October 31,				
BASIC Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	10.36	10.39	10.35	9.63	9.64
Investment Operations:					
Investment income–net	.43[b]	.43[b]	.54[b]	.61	.62
Net realized and unrealized gain (loss) on investments	.11	.02	.05	.72	(.01)
Total from Investment Operations	.54	.45	.59	1.33	.61
Distributions:					
Dividends from investment income–net	(.46)	(.48)	(.55)	(.61)	(.62)
Dividends from net realized gain on investments	(.05)	(.00)[c]	–	–	–
Total Distributions	(.51)	(.48)	(.55)	(.61)	(.62)
Net asset value, end of period	10.39	10.36	10.39	10.35	9.63
Total Return (%)	5.29	4.36	5.95	14.25	6.63
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.15	.15	.15	.15	.15
Ratio of net investment income to average net assets	4.19	4.06	5.32	6.11	6.53
Portfolio Turnover Rate	44.84	99.57	37.69	90.97	67.33
Net Assets, end of period ($ x 1,000)	171,827	140,249	103,194	82,050	70,040

[a] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended October 31, 2002 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 5.40% to 5.32%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Bond Market Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to seek to replicate the total return of the Lehman Brothers Aggregate Bond Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 150 million shares of $.001 par value Capital Stock. The fund is currently authorized to issue two classes of shares: Investor (50 million shares authorized) and BASIC (100 million shares authorized). BASIC shares and Investor shares are offered to any investor. Differences between the two classes include the services offered to and the expenses borne by each class, as well as their minimum purchase and account balance requirements. Income, expenses (other then expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments other than U.S. Treasury Bills) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a

more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $17,836, undistributed capital gains $469,474 and unrealized appreciation $7,449,159.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $16,350,682 and $14,213,578, and long term capital gains $1,704,503 and $146,237, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for paydown gains and losses on mortgage backed securities, the fund increased accumulated undistributed investment income-net by $895,326, decreased accumulated net realized gain (loss) on investments by $687,626 and decreased paid-in capital by $207,700. Net assets were not affected by this reclassification.

NOTE 2—Bank Line Of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is

charged to the fund at rates based on prevailing market rates in effect at the time of borrowings. For the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities primarily intended to result in the sale of Investor shares. The BASIC shares bear no distribution fee. During the period ended October 31, 2004, the Investor shares were charged $540,313 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $50,658 and Rule 12b-1 distribution plan fees $43,703.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $184,340,431 and $167,632,710, respectively.

At October 31, 2004, the cost of investments for federal income tax purposes was $442,813,412; accordingly, accumulated net unrealized appreciation on investments was $7,449,159, consisting of $8,357,661 gross unrealized appreciation and $908,502 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption <u>In re Dreyfus Mutual Funds Fee Litigation</u>, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Bond Market Index Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian and brokers. As for securities purchased but not yet received, we perform other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Bond Market Index Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.0469 per share as a long–term capital gain distribution paid on December 19, 2003.

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Davidson Cotton Company (1998-2002)

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
- Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
- Allegheny College, Emeritus Trustee
- Pittsburgh Ballet Theatre, Trustee
- American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
- President and CEO, Related Urban Development, a real estate development company (1996-present)
- President and CEO, Himmel & Company, a real estate development company (1980-present)
- CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

───────────────

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

───────────────

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

───────────────

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
Bond Market Index Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0310AR1004

Dreyfus
U.S. Treasury
Reserves

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus U.S. Treasury Reserves, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Laurie Carroll.

Although the U.S. economy recently has shown signs of weakness, the Federal Reserve Board raised short-term interest rates three times since the beginning of the summer. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases are likely to follow. As a result, money-market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Laurie Carroll, Portfolio Manager

How did Dreyfus U.S. Treasury Reserves perform during the period?

For the 12-month period ended October 31, 2004, the fund's Investor shares produced a 0.42% yield while its Class R shares produced a 0.62% yield. Taking into account the effects of compounding, the fund's Investor shares and Class R shares also produced effective yields of 0.42% and 0.62%, respectively.[1]

We attribute the fund's performance to low interest rates and low inflation in a gradually recovering economy, which resulted in generally low yields for U.S. Treasury bills and notes. However, yields rose during the second half of the reporting period when the Federal Reserve Board (the "Fed") raised its target for the overnight federal funds rate in three separate moves, increasing it from 1% to 1.75%.

What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal. As a U.S. Treasury money market fund, we attempt to provide shareholders with an investment vehicle that is made up of Treasury bills and notes issued by the U.S. government as well as repurchase agreements with securities dealers, which are backed by U.S. Treasuries. To pursue its goal, the fund invests exclusively in direct obligations of the U.S. Treasury and in repurchase agreements secured by these obligations.

What other factors influenced the fund's performance?

When the reporting period began, the economy already had begun to strengthen, even as labor markets remained sluggish and inflation appeared to stay low. As a result, the Fed left short-term interest rates unchanged at 1% during the final months of 2003, suggesting that it could be "patient" before raising short-term interest rates in the recovering economy. With no rate-hikes imminent, we extended the fund's weighted average maturity to a position we considered slightly longer than average, enabling the fund to capture modestly higher yields from money market instruments toward the longer end of their maturity range. We generally maintained this position through the first quarter of 2004.

In April 2004, however, market conditions began to change. Surging oil and gas prices and unexpectedly strong labor statistics indicated that inflationary pressures might be resurfacing. Accordingly, investors began to revise forward their expectations of the timing of eventual rate-hikes from the Fed, and yields at the longer end of the maturity range began to rise. We adjusted the fund's investment posture to reflect a more defensive posture, reducing its weighted average maturity toward a range that we considered to be in line with industry averages.

Our move to a more neutral weighted average maturity proved to be a prudent one. In late June, the Fed implemented a rate increase of 25 basis points, its first increase of short-term interest rates in more than four years. Two additional rate-hikes, each of 25 basis points, followed, bringing the overnight federal funds rate to 1.75%. As interest rates rose, so did yields of shorter-term money market instruments.

The fund's performance also was influenced by a rising supply of newly issued U.S. Treasury securities during the first half of the reporting period, which were needed to finance a ballooning federal budget deficit. Because more securities were competing for investors' attention, the greater supply of U.S. Treasury securities put downward pressure on yields.

What is the fund's current strategy?

As of the end of the reporting period, we have reduced the fund's weighted average maturity to a neutral position relative to industry averages. The fund's weighted average maturity on October 31, 2004, was 25 days, compared to 36 days when the reporting period began.

As of the reporting period's end, approximately 60% of the fund's assets were invested in U.S. Treasury securities and 40% in repurchase agreements. Of course, we intend to continue to monitor economic and market conditions, and we are prepared to adjust the fund's composition and weighted average maturity as conditions evolve.

November 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus U.S. Treasury Reserves from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2004

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.52	$ 2.52
Ending value (after expenses)	$1,002.80	$1,003.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.56	$ 2.54
Ending value (after expenses)	$1,021.62	$1,022.62

† *Expenses are equal to the fund's annualized expense ratio of .70% for Investor shares and .50% for Class R shares; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

U.S. Treasury Bills−47.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/4/2004	1.43	15,000,000	14,998,215
11/12/2004	1.58	5,000,000	4,997,598
11/18/2004	1.47	10,000,000	9,993,106
11/26/2004	1.52	5,000,000	4,994,757
12/2/2004	1.55	5,000,000	4,993,337
12/9/2004	1.56	1,000,000	998,362
12/16/2004	1.63	10,000,000	9,979,650
12/23/2004	1.57	10,000,000	9,977,539
1/13/2005	1.85	5,000,000	4,981,344
1/20/2005	1.76	10,000,000	9,961,167
Total U.S. Treasury Bills (cost $75,875,075)			**75,875,075**

U.S. Treasury Notes−12.5%			
2.00%, 11/30/2004	1.64	10,000,000	10,002,565
1.75%, 12/31/2004	1.76	10,000,000	9,999,023
Total U.S. Treasury Notes (cost $20,001,588)			**20,001,588**

Repurchase Agreements−43.2%			
Goldman Sachs & Co. dated 10/29/2004, due 11/1/2004 in the amount of $39,070,287 (fully collateralized by $9,410,000 U.S. Treasury Bonds 8%, due 11/15/2021 and $24,926,000 U.S. Treasury Notes 5.875%, due 11/15/2005, value $39,847,100)	1.75	39,064,590	39,064,590

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Greenwich Capital Markets, Inc. dated 10/29/2004, due 11/1/2004 in the amount of $30,004,425 (fully collateralized by $30,475,000 U.S. Treasury Notes 4%, due 2/15/2014, value $30,603,063)	1.77	30,000,000	30,000,000
Total Repurchase Agreements (cost $69,064,590)			**69,064,590**
Total Investments (cost $164,941,253)		**103.1%**	**164,941,253**
Liabilities, Less Cash and Receivables		**(3.1%)**	**(4,986,921)**
Net Assets		**100.0%**	**159,954,332**

Portfolio Summary (Unaudited)†

	Value (%)
Repurchase Agreements	59.9
U.S. Government	43.2
	103.1

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities— See Statement of Investments (including Repurchase Agreements of $69,064,590)–Note 1(b)	164,941,253	164,941,253
Cash		71,376
Interest receivable		153,242
		165,165,871
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		82,820
Payable for investment securities purchased		4,981,344
Dividend payable		141,607
Payable for shares of Capital Stock redeemed		5,768
		5,211,539
Net Assets ($)		**159,954,332**
Composition of Net Assets ($):		
Paid-in capital		159,953,501
Accumulated undistributed investment income—net		831
Net Assets ($)		**159,954,332**

Net Asset Value Per Share

	Investor Shares	Class R Shares
Net Assets ($)	77,043,270	82,911,062
Shares Outstanding	77,042,790	82,910,711
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Interest Income	**1,797,575**
Expenses:	
Management fee–Note 3(a)	802,388
Distribution fees (Investor Shares)–Note 3(b)	165,489
Total Expenses	**967,877**
Investment Income–Net, representing net increase **in net assets resulting from operations**	**829,698**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	829,698	906,543
Net realized gain (loss) on investments	−	831
Net Increase (Decrease) in Net Assets Resulting from Operations	**829,698**	**907,374**
Dividends to Shareholders from ($):		
Investment income−net:		
Investor shares	(343,668)	(466,429)
Class R shares	(486,030)	(440,114)
Total Dividends	**(829,698)**	**(906,543)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investor shares	82,157,828	86,938,807
Class R shares	153,742,606	213,811,534
Dividends reinvested:		
Investor shares	331,734	460,432
Class R shares	74,307	7,004
Cost of shares redeemed:		
Investor shares	(97,433,041)	(85,362,778)
Class R shares	(131,203,115)	(219,368,808)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**7,670,319**	**(3,513,809)**
Total Increase (Decrease) in Net Assets	**7,670,319**	**(3,512,978)**
Net Assets ($):		
Beginning of Period	152,284,013	155,796,991
End of Period	**159,954,332**	**152,284,013**
Undistributed investment income−net	831	−

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.004	.005	.012	.046	.053
Net realized and unrealized gain (loss) on investments	–	–	–	.002	–
Total from Investment Operations	.004	.005	.012	.048	.053
Distributions:					
Dividends from investment income–net	(.004)	(.005)	(.012)	(.046)	(.053)
Dividends from net realized gain on investments	–	–	–	(.002)	–
Total Distributions	(.004)	(.005)	(.012)	(.048)	(.053)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.42	.51	1.23	4.66	5.42
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	.42	.51	1.20	4.25	5.28
Net Assets, end of period ($ x 1,000)	77,043	91,987	89,950	45,969	34,482

See notes to financial statements.

Class R Shares	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.006	.007	.014	.048	.055
Net realized and unrealized gain (loss) on investments	–	–	–	.002	–
Total from Investment Operations	.006	.007	.014	.050	.055
Distributions:					
Dividends from investment income–net	(.006)	(.007)	(.014)	(.048)	(.055)
Dividends from net realized gain on investments	–	–	–	(.002)	–
Total Distributions	(.006)	(.007)	(.014)	(.050)	(.055)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.62	.72	1.43	4.88	5.64
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.50	.50	.50	.50	.50
Ratio of net investment income to average net assets	.63	.72	1.43	4.95	5.49
Net Assets, end of period ($ x 1,000)	82,911	60,297	65,847	101,909	591,466

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus U.S. Treasury Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in direct obligations of U.S. Treasury and repurchase agreements secured by these obligations. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of all distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003 was all ordinary income.

During the period ended October 31, 2004, as a result of permanent book to tax differences, the fund decreased accumulated net realized gain (loss) on investments by $831 and increased accumulated undistributed investment income–net by the same amount. Net assets were not affected by this reclassification.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out–of–pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non–interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non–interested Directors.

(b) Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Investor shares. During the period October 31, 2004, Investor shares were charged $165,489 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $69,598 and Rule 12b-1 distribution plan fees $13,222.

NOTE 4—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus U.S. Treasury Reserves (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2004, by correspondence with the custodian and broker. As to securities purchased but not yet received, we performed other appropriate audit procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus U.S. Treasury Reserves of The Dreyfus/Laurel Funds, Inc. as of October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For State individual income tax purposes, the fund hereby designates 58.91% of the ordinary income dividends paid during its fiscal year ended October 31, 2004 as attributable to interest income from direct obligations of the United States of America. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

––––––––––––––––––

James Fitzgibbons (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––––

J. Tomlinson Fort (76)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––––

Kenneth A. Himmel (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

————————————

Roslyn Watson (55)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993–present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

————————————

Benaree Pratt Wiley (58)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991–present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board

No. of Portfolios for which Board Member Serves: 23

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Ruth Marie Adams, Emeritus Board Member
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 24 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since December 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director − Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager − Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus
U.S. Treasury Reserves

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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